PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
October 16, 2009	File Numbers: 333-160858 and 333-160858-01 through 333-160858-24
Offer to Exchange
11 3/8 % Senior Secured Notes due 2013, Series B
for
11 3/8 % Senior Secured Notes due 2013, Series A

Terms of Exchange Offer

♦ Offer
We are offering to exchange up to $150 million in principal amount of our
11 3/8 % Senior Secured Notes due 2013, Series B
 for the same principal amount of our outstanding
11 3/8 % Senior Secured Notes due 2013, Series A.
 We are making this offer to satisfy our obligation in the Registration Rights Agreement, dated June 5, 2009, relating to the original issuance of the original notes.
♦ Procedures
To tender, you must submit a signed letter of transmittal and your original notes to U.S. Bank National Association, our exchange agent. Special procedures apply in some cases. You must tender original notes in $1,000 multiples.
♦ Withdrawal
     You may withdraw tendered notes until the offer expires.
♦ Expiration
This offer expires at 11:59 p.m., Eastern Time on November 16, 2009, unless extended.
♦ Unaccepted Tenders
We will return any tendered original notes that we do not accept for exchange for any reason.
♦ Proceeds and Expenses
We will not receive any proceeds from the issuance of the exchange notes. We have agreed to pay the expenses associated with this exchange offer.
Terms of Exchange Notes

     The terms of the exchange notes and the original notes are identical in all material respects, except for transfer restrictions, registration rights and penalty interest provisions relating to the original notes.
♦ Maturity Date

The exchange notes will mature on November 1, 2013.

♦ Interest

The exchange notes will bear interest at the rate of 11 3/8 % per year. Interest on the exchange notes is payable semi-annually in cash on May 1 and November 1 of each year, beginning on May 1, 2010.

♦ Optional Redemption

Before November 1, 2013, we may redeem some or all of the exchange notes at a redemption price equal to 100% of the principal amount of each exchange note to be redeemed plus a make-whole premium described in this prospectus. In addition, at any time prior to May 1, 2012, we may redeem up to 35% of the exchange notes with the net cash proceeds from specified equity offerings at a redemption price equal to 111.375% of the principal amount of each exchange note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption. However, we may only make such a redemption if at least 65% of the aggregate principal amount of the exchange notes remains outstanding immediately after the redemption and such redemption occurs within 180 days after the closing of such specified equity offering.

♦ Change of Control

If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the exchange notes from holders at a price of 101% of the principal amount, plus accrued interest at the purchase date.

♦ Subsidiary Guarantees

The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on a secured, senior basis by each of our material U.S. subsidiaries.

♦ Security and Ranking

The exchange notes and the guarantees will be senior secured obligations of Interface and the guarantors. The exchange notes will rank equally with any of the existing and future senior indebtedness of Interface and the guarantors, and will be senior in right of payment to any senior unsecured indebtedness of Interface and the guarantors to the extent of the assets securing the obligations, and senior to any subordinated indebtedness of Interface and the guarantors.

♦ No Trading Market Listing

We do not intend to list the exchange notes for trading or quotation on any national securities exchange or the Nasdaq Stock Market.

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 13.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INCORPORATION OF CERTAIN DOCUMENTS AND AVAILABLE DOCUMENTS
   This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information in the documents incorporated by reference is considered to be part of this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in documents that we file with the Securities and Exchange Commission (the “SEC”) after the date of this prospectus and that are incorporated by reference in this prospectus automatically update and supersede information contained in this prospectus to the extent the new information differs from or is inconsistent with the old information.
   The following documents filed by Interface, Inc. (SEC File No. 001-33994) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated by reference into this prospectus as of their respective dates of filing:
•	Annual Report on Form 10-K for the fiscal year ended December 28, 2008, as amended;

•	Quarterly Reports on Form 10-Q for the quarters ended April 5, 2009 and July 5, 2009;

•	Current Reports on Form 8-K filed December 30, 2008, January 2, 2008, April 29, 2009, May 28, 2009 (solely with respect to Items 5.02 and 8.01 thereto), June 2, 2009, June 11, 2009, July 27, 2009, July 29, 2009 and September 9, 2009; and

•	All other documents and reports filed after the date of this prospectus and before termination of this exchange offer pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.
   As explained below in “Where You Can Find More Information”, these incorporated documents (as well as other documents filed by us under the Exchange Act) are available at the SEC and may be accessed in a number of ways, including online via the Internet. In addition, we will provide without charge to each recipient of this prospectus, upon written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this prospectus incorporates by reference). Requests should be directed to Interface, Inc., 2859 Paces Ferry Road, Suite 2000, Atlanta, GA 30339, Attention: Patrick C. Lynch, Chief Financial Officer, Telephone: (770) 437-6848, Facsimile: (770) 437-6887; E-mail: patrick.lynch@interfaceglobal.com. To obtain timely delivery, you must request the information no later than five business days before the date you must make your investment decision, November 9, 2009.

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INDUSTRY AND MARKET DATA
     The market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.
FORWARD-LOOKING STATEMENTS
     This prospectus (and other documents to which it refers) contains statements about future events and expectations that constitute forward-looking statements. Words such as “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “objectives”, “seek”, “strive”, negatives of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to our management. They may be expressions based on historical fact, but they do not guarantee future performance. Forward-looking statements involve risks, uncertainties and assumptions and certain other factors that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include risks and uncertainties associated with economic conditions in the commercial interiors industry as well as the risks and uncertainties discussed in “Risk Factors” and in other sections of this prospectus. We qualify any forward-looking statements entirely by these cautionary factors.
     We believe these forward-looking statements are reasonable, but we caution that you should not place undue reliance on them because our future results may differ materially from those expressed or implied by forward-looking statements. We do not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in this prospectus.
TRADEMARKS
     In this prospectus, we use (without the ownership notation after the initial use) several of our trademarks, including Bentley®, Bentley Prince Street®, Converttm, Cool Bluetm, Entropy®, FLORtm, GlasBac®, Heuga®, i2tm, Intercell®, Interface®, InterfaceFLOR®, InterfaceRAISEtm, InterfaceSERVICEStm, Intersept®, Mission Zerotm, NexStep®, Prince Street House and Hometm, ReEntry®, Saturniatm Collection and TacTilestm. All brand names or other trademarks appearing in this prospectus are the property of their respective holders.

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SUMMARY
   The following summary highlights material information about Interface, Inc. and this exchange offer. We encourage you to read this entire document for more detailed information about Interface and this exchange offer, including the risk factors beginning on page 13 and our consolidated financial statements and notes thereto incorporated by reference into this prospectus. In this prospectus, unless otherwise indicated, the words “Interface”, “we”, “our”, and “us” refer to Interface, Inc., the issuer of the notes, and its subsidiaries on a consolidated basis. The words “exchange notes” refer to our 11 3/8 % Senior Secured Notes due 2013, Series B, which we are offering to issue in exchange for our 11 3/8 % Senior Secured Notes, due 2013, Series A, which we refer to as the “original notes”. The words “this offer”, “the exchange offering”, and “the exchange offer” refer to our offer, described in this prospectus, to issue exchange notes in exchange for original notes.
The Company
   We are a worldwide leader in design, production and sales of modular carpet, and a manufacturer, marketer and servicer of select other floorcovering products for the commercial, institutional and residential markets. Our global market share of the specified carpet tile segment is approximately 35%, which we believe is more than double that of our nearest competitor. In recent years, modular carpet sales growth in the floorcovering industry has significantly outpaced the growth of the overall industry, as architects, designers and end users increasingly recognized the unique and superior attributes of modular carpet, including its dynamic design capabilities, greater economic value (which includes lower costs as a result of reduced waste in both installation and replacement), and installation ease and speed. Our Modular Carpet segment sales, which do not include modular carpet sales in our Bentley Prince Street segment, grew from $563.4 million to $946.8 million during the 2004 to 2008 period, representing a 14% compound annual growth rate. For the twelve-month period ended July 5, 2009, we generated consolidated revenues and adjusted EBITDA of approximately $936.2 million and $104.7 million, respectively.
   Our Bentley Prince Street brand is a leader in the high-end, designer-oriented sector of the broadloom market segment, where custom design and high quality are the principal specifying and purchasing factors.
   As a global company with a reputation for high quality, reliability and premium positioning, we market products in over 110 countries under established brand names such as InterfaceFLOR, Heuga, Bentley Prince Street and FLOR in modular carpet; Bentley Prince Street and Prince Street House and Home in broadloom carpet; and Intersept in antimicrobial chemicals. Our principal geographic markets are the Americas, Europe and Asia-Pacific, where the percentages of our total net sales were approximately 55%, 34% and 11%, respectively, for fiscal year 2008, and were approximately 57%, 32% and 11%, respectively, for the first six months of 2009.
   Capitalizing on our leadership in modular carpet for the corporate office segment, we embarked on a market diversification strategy in 2001 to increase our presence and market share for modular carpet in non-corporate office market segments, such as government, healthcare, hospitality, education and retail space, which combined are almost twice the size of the approximately $1 billion U.S. corporate office segment. In 2003, we expanded our diversification strategy to target the approximately $11 billion U.S. residential market segment for carpet. As a result, our mix of corporate office versus non-corporate office modular carpet sales in the Americas shifted to 45% and 55%, respectively, for 2008 compared with 64% and 36%, respectively, in 2001. (Company-wide, our mix of corporate office versus non-corporate office sales was 60% and 40%, respectively, in 2008, and 55% and 45%, respectively, in the first six months of 2009.) We believe the appeal and utilization of modular carpet is growing in each of these non-corporate office segments, and we are using our considerable skills and experience with designing, producing and marketing modular products that make us the market leader in the corporate office segment to support and facilitate our penetration into these new segments around the world.
   Our modular carpet leadership, strong business model and market diversification strategy, restructuring initiatives and sustained strategic investments in innovative product concepts and designs enabled us to weather successfully the unprecedented downturn, both in severity and duration, that affected the commercial interiors industry from 2001 to 2003. As a result, we were well-positioned to capitalize on improved market conditions when the commercial interiors industry began to recover in 2004. From 2004 to 2008, we increased our net sales from $695.3 million to $1.1 billion, a 12% compound annual growth rate.

     In the fourth quarter of 2008, and particularly in November and December, the worldwide financial and credit crisis caused many corporations, governments and other organizations to delay or curtail spending on renovation and construction projects where our carpet is used. This downturn negatively impacted our performance. In the fourth quarter of 2008 and first quarter of 2009, we announced restructuring plans pursuant to which we are ceasing manufacturing operations at our facility in Canada, reducing our worldwide employee base by a total of approximately 820 employees in the areas of manufacturing, sales and administration and continuing other actions taken to better align fixed costs with demand for our products. The employee reductions amount to about 20% of our worldwide workforce. The plan is intended to reduce costs across our worldwide operations, and more closely align our operations with the decreased demand levels that we began experiencing in the fourth quarter of 2008.
Our Strengths
     Our principal competitive strengths include:
     Market Leader in Attractive Modular Carpet Segment. We are the world’s leading manufacturer of carpet tile with a market share in the specified carpet tile segment (the segment in which architects and designers are heavily involved in “specifying”, or selecting, the carpet) of approximately 35%, which we believe is more than double that of our nearest competitor. Modular carpet has become more prevalent across all commercial interiors markets as designers, architects and end users have become more familiar with its unique attributes. We continue to drive this trend with our product innovations and designs discussed below. According to the 2008 Floor Focus interiors industry survey of the top 250 designers in the United States, carpet tile was ranked as the number one “hot product” for the seventh consecutive year. We believe that we are well positioned to lead and capitalize upon the continued shift to modular carpet, both domestically and around the world.
     Established Brands and Reputation for Quality, Reliability and Leadership. Our products are known in the industry for their high quality, reliability and premium positioning in the marketplace. Our established brand names in carpets are leaders in the industry. The 2008 Floor Focus survey ranked our InterfaceFLOR brand first or second in each of the survey categories of quality, performance, value and service. Interface companies also ranked first and third in the category of “best overall business experience” for carpet companies in this survey. On the international front, InterfaceFLOR and Heuga are well-recognized brand names in carpet tiles for commercial, institutional and residential use. More generally, as the appeal and utilization of modular carpet continues to expand into new market segments such as education, hospitality and retail space, our reputation as the pioneer of modular carpet — as well as our established brands and leading market position for modular carpet in the corporate office segment — will enhance our competitive advantage in marketing to the customers in these new markets.
     Innovative Product Design and Development Capabilities. Our product design and development capabilities have long given us a significant competitive advantage, and they continue to do so as modular carpet’s appeal and utilization expand across virtually every market segment and around the globe. One of our best design innovations is our i2 modular product line, which includes our popular Entropy product for which we received a patent in 2005 on the key elements of its design. The i2 line introduced and features mergeable dye lots, and includes carpet tile products designed to be installed randomly without reference to the orientation of neighboring tiles. The i2 line offers cost-efficient installation and maintenance, interactive flexibility, and recycled and recyclable materials. Our i2 line of products, which now comprises more than 40% of our total U.S. modular carpet business, represents a differentiated category of smart, environmentally sensitive and stylish modular carpet, and Entropy has become the fastest growing product in our history. The award-winning design firm David Oakey Designs had a pivotal role in developing our i2 product line, and our long-standing exclusive relationship with David Oakey Designs remains vibrant and augments our internal research, development and design staff. Another recent innovation is our patent-pending TacTiles carpet tile installation system, which uses small squares of adhesive plastic film to connect intersecting carpet tiles, thus eliminating the need for traditional carpet adhesive and resulting in a reduction in installation time and waste materials.

     Made-to-Order and Global Manufacturing Capabilities. The success of our modernization and restructuring of operations over the past several years gives us a distinct competitive advantage in meeting two principal requirements of the specified products markets we primarily target — that is, providing custom samples quickly and on-time delivery of customized final products. We also can generate realistic digital samples that allow us to create a virtually unlimited number of new design concepts and distribute them instantly for customer review, while at the same time reducing sampling waste. Approximately 75% to 80% of our modular carpet products in the United States and Asia-Pacific markets are now made-to-order, and we are increasing our made-to-order production in Europe as well. Our made-to-order capabilities not only enhance our marketing and sales, they significantly improve our inventory turns. Our global manufacturing capabilities in modular carpet production are an important component of this strength, and give us an advantage in serving the needs of multinational corporate customers that require products and services at various locations around the world. Our manufacturing locations across four continents enable us to compete effectively with local producers in our international markets, while giving international customers more favorable delivery times and freight costs.
     Recognized Global Leadership in Ecological Sustainability. Our long-standing goal and commitment to be ecologically “sustainable” — that is, the point at which we are no longer a net “taker” from the earth and do no harm to the biosphere — has emerged as a competitive strength for our business and remains a strategic initiative. It now includes Mission Zero, our global branding initiative, which represents our mission to eliminate any negative impact our companies may have on the environment by the year 2020. Our acknowledged leadership position and expertise in this area resonate deeply with many of our customers and prospects around the globe, and provide us with a differentiating advantage in competing for business among architects, designers and end users of our products, who increasingly make purchase decisions based on “green” factors. The 2008 Floor Focus survey, which named our InterfaceFLOR business the top among “Green Leaders” and gave us the top honors for “Green Kudos”, found that 70% of the designers surveyed consider sustainability an added benefit and 29% consider it a “make or break” issue when deciding what products to recommend or purchase.
     Strong Operating Leverage Position. Our operating leverage, which we define as our ability to realize profit on incremental sales, is strong and allows us to increase earnings at a higher rate than our rate of increase in net sales. Our operating leverage position is primarily a result of (1) the specified, high-end nature and premium positioning of our principal products in the marketplace, and (2) the mix of fixed and variable costs in our manufacturing processes that allow us to increase production of most of our products without significant increases in capital expenditures or fixed costs. For example, while net sales from our Modular Carpet segment increased from $563.4 million in 2004 to $946.8 million in 2008, our operating income (after $10.7 million in restructuring charges in 2008) from that segment increased from $63.9 million (11.3% of net sales) in 2004 to $109.3 million (11.5% of net sales, or 12.7% of net sales excluding the 2008 restructuring charges) in 2008.
     Experienced and Motivated Management and Sales Force. An important component of our competitive position is the quality of our management team and its commitment to developing and maintaining an engaged and accountable workforce. Our team is highly skilled and dedicated to guiding our overall growth and expansion into our targeted market segments, while maintaining our leadership in traditional markets and our high contribution margins. We utilize an internal marketing and predominantly commissioned sales force of approximately 730 experienced personnel, stationed at over 70 locations in over 30 countries, to market our products and services in person to our customers. We have also developed special features for our incentive compensation and our sales and marketing training programs in order to promote performance and facilitate leadership by our executives in strategic areas.
Our Business Strategy and Principal Initiatives
     Our business strategy is (1) to continue to use our leading position in the modular carpet market segment and our product design and global made-to-order capabilities as a platform from which to drive acceptance of modular carpet products across several industry segments, while maintaining our leadership position in the corporate office market segment, and (2) to return to our historical profit levels in the high-end, designer-oriented sector of the broadloom carpet market. We will seek to increase revenues and profitability by capitalizing on the above strengths and pursuing the following key strategic initiatives:

     Continue to Penetrate Non-Corporate Office Market Segments. We will continue our strategic focus on product design and marketing and sales efforts for non-corporate office market segments such as government, education, healthcare, hospitality, retail and residential space. We began this initiative as part of our market diversification strategy in 2001 (when our initial objective was reducing our exposure to the more severe economic cyclicality of the corporate office segment), and it has become a principal strategy generally for growing our business and enhancing profitability. We have shifted our mix of corporate office versus non-corporate office modular carpet sales in the Americas to 45% and 55%, respectively, for fiscal 2008 from 64% and 36%, respectively, in fiscal 2001. To implement this strategy, we:
•	introduced specialized product offerings tailored to the unique demands of these segments, including specific designs, functionalities and prices;

•	created special sales teams dedicated to penetrating these segments at a high level, with a focus on specific customer accounts rather than geographic territories; and

•	realigned incentives for our corporate office segment sales force generally in order to encourage their efforts, and where appropriate, to assist our penetration of these other segments.
As part of this strategy, we launched our FLOR and Prince Street House and Home lines of products in 2003 to focus on the approximately $11 billion U.S. residential carpet market segment. These products were specifically created to bring high style modular and broadloom floorcovering to the U.S. residential market. FLOR is offered by many specialty retailers, over the Internet and in a number of major retail catalogs. Through such direct and indirect retailing, FLOR sales have grown over four-fold from 2004 to 2008. Prince Street House and Home brings new colors and patterns to the high-end consumer market with a collection of broadloom carpet and rugs sold through hundreds of retail stores and interior designers. Through agreements between our FLOR brand and both Martha Stewart Living Omnimedia and the national homebuilder KB Home, we are further expanding our penetration of the U.S. residential market with a line of Martha Stewart-branded carpet tiles. Through our Heuga Home division, we have been increasing our marketing of modular carpet to the residential segment of international soft floorcovering markets, the size of which we believe to be approximately $2.3 billion in Western Europe alone.
     Penetrate Expanding Geographic Markets for Modular Products. The popularity of modular carpet continues to increase compared with other floorcovering products across most markets, internationally as well as in the United States. While maintaining our leadership in the corporate office segment, we will continue to build upon our position as the worldwide leader for modular carpet in order to promote sales in all market segments globally. A principal part of our international focus — which utilizes our global marketing capabilities and sales infrastructure — is the significant opportunities in several emerging geographic markets for modular carpet. Some of these markets, such as China, India and Eastern Europe, represent large and growing economies that are essentially new markets for modular carpet products. Others, such as Germany and Italy, are established markets that are transitioning to the use of modular carpet from historically low levels of penetration. Each of these emerging markets represents a significant growth opportunity for our modular carpet business. Our initiative to penetrate these markets will include drawing upon our internationally recognized InterfaceFLOR and Heuga brands.
     Use Strong Free Cash Flow Generation to De-leverage Our Balance Sheet. Our principal businesses have been structured — including through our rationalization and repositioning initiatives over the past seven years — to yield high contribution margins and generate strong free cash flow (by which we mean cash available to apply towards debt service). Our historical investments in global manufacturing capabilities and mass customization techniques and facilities, which we have maintained, also contribute to our ability to generate substantial levels of free cash flow. We will use our strong free cash flow generation capability to continue to repay debt and strengthen our financial position. We will also continue to execute programs to reduce costs further and enhance free cash flow. In addition, our existing capacity to increase production levels without significant capital expenditures will further enhance our generation of free cash flow if and when demand for our products rises.
     Sustain Leadership in Product Design and Development. As discussed above, our leadership position for product design and development is a competitive advantage and key strength, especially in the modular carpet market segment, where our i2 products and recent TacTiles installation system have confirmed our position as an innovation leader. We will continue initiatives to sustain, augment and capitalize upon that strength to continue to increase our market share in targeted market segments. Our Mission Zero global branding initiative, which draws upon and promotes our ecological sustainability commitment, is part of those initiatives and includes placing our Mission Zero logo on many of our marketing and merchandising materials distributed throughout the world.

     Continue to Minimize Expenses and Invest Strategically. We have steadily trimmed costs from our operations for several years through multiple initiatives, which have made us leaner today and for the future. Our supply chain and other cost containment initiatives have improved our cost structure and yielded the operating efficiencies we sought. While we still seek to minimize our expenses in order to increase profitability, we will also take advantage of strategic opportunities to invest in systems, processes and personnel that can help us grow our business and increase profitability and value.

The Exchange Offer

The Exchange Offer
We are offering to exchange up to $150,000,000 in principal amount of our 11 3/8 % Senior Secured Notes due 2013, Series B, for up to $150,000,000 in principal amount of our outstanding 11 3/8 % Senior Secured Notes due 2013, Series A.

The Exchange Notes
The exchange notes we will issue in this exchange offer are identical in all material respects to the original notes, except for transfer restrictions, registration rights and penalty interest provisions relating to the original notes. We will issue the exchange notes without legends restricting their transfer. See “Description of the Notes”, beginning on page 66.

Expiration Date; Withdrawal of Tender
The exchange offer will expire at 11:59 p.m., Eastern Time, on November 16, 2009, unless we extend the offer. Until the offer expires, you may withdraw any original notes that you previously tendered. If we do not accept your original notes for exchange for any reason, we will return them to you at our cost, promptly after the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including the following:

• there is no threatened or pending lawsuit that may materially impair our ability to proceed with the exchange offer,

• there is no law, statute, rule or regulation that might materially impair our ability to proceed with the exchange offer, and

• we receive any governmental approval necessary to complete the exchange offer.

We may waive one or more of these conditions in our reasonable discretion. These conditions are discussed in more detail below under “The Exchange Offer — Conditions to the Exchange Offer” on page 24.

Procedures for Tendering Original Notes	If you hold original notes and wish to accept the exchange offer, you must:

• complete, sign and date the letter of transmittal that is included with this prospectus, and

• mail or deliver the letter of transmittal to U.S. Bank National Association, our exchange agent.

Be sure to include the original notes you wish to exchange, deliver the original notes by book entry transfer, or make guaranteed delivery. You must tender original notes for exchange in $1,000 multiples.

By executing the letter of transmittal, you will represent to us that, among other things,

(1) you will acquire the exchange notes in the ordinary course of your business,

(2) you are not engaging in or intending to engage in a distribution of the exchange notes,

(3) you have no arrangement with any person to participate in the distribution of the exchange notes, and

(4) you are not our “affiliate”, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).

If any affiliates or broker-dealers acquired original notes directly from us, they would not be able to participate in the exchange offer.

Special Procedures for Beneficial Owners
This paragraph applies to the beneficial owners of original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee. If you are a beneficial owner and wish to tender your original notes in the exchange offer, please contact the registered holder and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must either re-register the original notes in your name or obtain a properly completed bond power from the registered holder. You may not be able to re-register your original notes in time to participate in the exchange offer.

Guaranteed Delivery Procedures
If you wish to tender your original notes, but they are not immediately available, or you cannot deliver your original notes, the letter of transmittal, or any other required documents to U.S. Bank National Association before the offer expires, you must tender your original notes using the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures”, beginning on page 27.

Registration Requirements
We will use our commercially reasonable best efforts to complete the registered exchange offer to allow you an opportunity to exchange your original notes for the exchange notes. In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer or in certain other circumstances, we have agreed to file a shelf registration statement covering resales of the original notes. In such event, we will use our commercially reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act and, subject to certain exceptions, to keep the shelf registration statement effective until the first anniversary of its original effective date, unless all the notes are sold under the shelf registration statement in a shorter timeframe.

Material U.S. Federal Income Tax Consequences	We discuss the material U.S. federal income tax consequences relating to the exchange notes in “Material U.S. Federal Income Tax Consequences”, beginning on page 109.

Use of Proceeds
We will not receive any proceeds from the exchange of notes in this exchange offer. The proceeds we received from the sale of the original notes were applied as described in connection with that offering. See “Use of Proceeds” on page 20.

Exchange Agent	U.S. Bank National Association is our exchange agent. Its address and telephone number are listed in “The Exchange Offer — Exchange Agent”, on page 28.

Summary Description of the Exchange Notes
     The following summary is provided solely for your convenience. It highlights material information about the exchange notes, but as a summary, it is not a complete discussion of all information. You should read the full text and more specific details contained elsewhere in this prospectus. For a materially complete description of the exchange notes, see “Description of the Notes”.

Issuer	Interface, Inc.

Notes Offered	$150,000,000 aggregate principal amount of 11 3/8 % Senior Secured Notes due 2013, Series B.

Maturity Date	November 1, 2013.

Interest Payment Dates	May 1 and November 1, commencing May 1, 2010.

Subsidiary Guarantees	Each of our material U.S. subsidiaries will guarantee the exchange notes.

Ranking	The exchange notes and the guarantees will be senior secured obligations of Interface, Inc. and the guarantors. The exchange notes will rank equally with Interface, Inc.’s and the guarantors’ existing and future senior indebtedness, senior in right of payment to any senior unsecured indebtedness of Interface, Inc. and the guarantors to the extent of the assets securing the obligations, and senior to any subordinated indebtedness of Interface, Inc. and the guarantors. The liens on the collateral securing the exchange notes will be expressly subordinated to the first-priority liens on the collateral securing the domestic revolving credit facility pursuant to an intercreditor agreement between the domestic agent under the domestic revolving credit facility and U.S. Bank National Association, the trustee (the “Trustee”) under the indenture governing the exchange notes (the “Indenture”).

As of July 5, 2009, we had $294.2 million of debt and we could have incurred an additional $49.9 million of debt under our domestic revolving credit facility, each of which would rank equally to the exchange notes.

Security	The exchange notes and the guarantees will be secured by second-priority liens on substantially all of the assets of Interface, Inc. and its material U.S. subsidiaries (except for Interface Global Company ApS). These same assets also constitute the first-priority security for the obligations of Interface, Inc. and the guarantors under our domestic revolving credit facility. The second-priority liens granted to the holders of the exchange notes and the guarantees will be effectively subordinated to such facility pursuant to the terms of an intercreditor agreement. See “Description of the Notes — Security for the Notes and the Guarantees”. As of July 5, 2009, Interface, Inc. and the guarantors had total consolidated assets of $368.3 million, including cash of $57.9 million, accounts receivable of $52.8 million, inventory of $68.2 million and property and equipment, net, of $85.9 million.

Optional Redemption	Before November 1, 2013, we may redeem some or all of the exchange notes at a redemption price equal to 100% of the principal amount of each Note to be redeemed plus a make-whole premium described in this prospectus.

In addition, at any time prior to May 1, 2012, we may redeem up to 35% of the original aggregate principal amount of the exchange notes with the net cash proceeds from specified equity offerings at a redemption price equal to 111.375% of the principal amount of each exchange note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption. However, we may only make such a redemption if at least 65% of the aggregate principal amount of the exchange notes remains outstanding immediately after the redemption and such redemption occurs within 180 days after the closing of such specified equity offering.

Change of Control	Upon a change of control, we must offer to repurchase the exchange notes at 101% of the principal amount plus accrued interest at the purchase date.

Certain Covenants	The Indenture contains several covenants, including limitations and restrictions on our ability to:

• incur additional indebtedness;

• make dividend payments or other restricted payments;

• create liens;

• make asset sales;

• sell securities of our subsidiaries;

• enter into certain types of transactions with shareholders and affiliates; and

• enter into mergers, consolidations, or sales of all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described in “Description of the Notes — Certain Covenants”.

Risk Factors	Holders of original notes should carefully consider the matters set forth under the caption “Risk Factors” prior to making an investment decision with respect to the exchange notes.
     Interface, Inc. was incorporated in 1973 as a Georgia corporation. Our principal executive offices are located at 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339, and our telephone number is (770) 437-6800.

Summary Consolidated Financial and Other Data
     We derived certain of the summary consolidated financial and other data presented below from our audited consolidated financial statements and the notes thereto and our unaudited consolidated condensed financial statements and the notes thereto for the periods indicated. You should read the summary financial information presented below together with our audited consolidated financial statements and the notes thereto included in our Current Report on Form 8-K filed July 27, 2009, which includes certain retrospective adjustments made to our Annual Report on Form 10-K for the year ended December 28, 2008 to reflect the impact of adopting SFAS No. 160 and FSP EITF 03-6-1, and our unaudited consolidated condensed financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the six months ended July 5, 2009, each of which are incorporated by reference into this prospectus.

											As of and for the
	As of and for the Year Ended(1)										Six Months Ended
(dollars in thousands,	January 2,		January 1,		December 31,		December 30,		December 28,		June 29,		July 5,
except per share	2005		2006		2006		2007		2008		2008		2009
data)	(audited)										(unaudited)
Statement of Income Data:
Net sales	$695,250		$786,924		$914,659		$1,081,273		$1,082,344		$556,741		$410,605
Gross profit on sales	226,085		259,277		311,108		377,522		372,045		199,599		132,275
Selling, general and administrative expenses	166,167		181,561		211,487		246,258		258,198		135,152		106,634
Restructuring charge	—		—		—		—		10,975		—		7,627
Gain on litigation settlements	—		—		—		—		—		—		(5,926)
Operating income	59,918		77,716		99,621		129,391		41,659		64,407		23,940
Interest expense	46,023		45,541		42,204		34,110		31,480		15,936		15,399
Income (loss) from continuing operations (2)(3)	6,386		15,933		36,235		58,972		(34,513)		30,589		426
Income (loss) per share attributable to Interface, Inc. common shareholders from continuing operations(4):
Basic	$0.11		$0.29		$0.65		$0.94		$(0.58)		$0.48		$0.00
Diluted	$0.11		$0.28		$0.64		$0.93		$(0.58)		$0.47		$0.00
Cash dividends per common share	$—		$—		$—		$0.08		$0.12		$0.06		$0.005
Other Data:
Adjusted EBITDA(5)	$82,825		$98,164		$121,371		$151,878		$137,511		$76,391		$37,686
Depreciation and amortization	22,907		20,448		21,750		22,487		23,664		11,984		12,045
Capital expenditures	11,600		19,354		28,540		40,592		29,300		14,079		7,401
Ratio of earnings to fixed charges(6)	1.2	x	1.5	x	2.0	x	3.1	x	1.2	x	3.3	x	1.1	x

	As of					As of
	January 2,	January 1,	December 31,	December 30,	December 28,	June 29,	July 5,
	2005	2006	2006	2007	2008	2008	2009
(dollars in thousands)	(audited)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$17,158	$47,275	$109,157	$82,375	$71,757	$83,616	$89,867
Accounts receivable, net	114,980	114,070	143,025	178,625	144,783	175,263	122,758
Inventories	93,674	87,823	112,293	125,789	128,923	152,039	122,854
Property and Equipment	118,493	115,890	134,631	161,874	160,717	170,618	164,097
Working capital	344,460	317,668	380,253	238,578	221,323	263,478	221,209
Current maturities of long-term debt	—	—	—	—	—	—	14,586
Total assets	869,798	838,990	928,340	835,232	706,035	879,330	705,465
Total long-term debt	460,000	458,000	411,365	310,000	287,588	310,000	279,556
Total shareholders’ equity(3)	198,309	176,485	279,900	301,116	217,437	342,114	230,481
Total capitalization(7)	658,309	634,485	691,265	611,116	505,025	652,114	524,623

(1)	In the third quarter of 2007, we sold our Fabrics Group business segment. In the third quarter of 2004, we also decided to discontinue the operations related to our Re:Source dealer businesses (as well as the operations of a small Australian dealer business and a small residential fabrics business). The data has been adjusted to reflect the discontinued operations of these businesses.

(2)	Included in our 2007 income from continuing operations is a loss of $1.9 million on the disposition of our Pandel business, which comprised our Specialty Products segment. Included in the 2008 loss from continuing operations is a non-cash charge of $61.2 million for impairment of goodwill of our Bentley Prince Street business segment, as well as tax expense of $13.3 million related to the anticipated repatriation in 2009 of foreign earnings. For further analysis, see the note entitled “Taxes on Income” in the notes to consolidated financial statements included in our Form 8-K filed July 27, 2009 incorporated by reference into this prospectus.

(3)	All periods presented have been adjusted to reflect the adoption of SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”. This standard was adopted by us in the first quarter of 2009.

(4)	Amounts for all periods presented have been adjusted to reflect the adoption of FSP EITF 03-6-1. This standard was adopted by us in the first quarter of 2009.

(5)	Adjusted EBITDA represents operating income plus depreciation, amortization, goodwill impairment and restructuring charges, as indicated below. While adjusted EBITDA should not be construed as a substitute for operating income, which is determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA is not necessarily a measure of our ability to fund cash needs. The following are our components of adjusted EBITDA:

						For the
	For the Year Ended					Six Months Ended
	January 2,	January 1,	December 31,	December 30,	December 28,	June 29,	July 5,
	2005	2006	2006	2007	2008	2008	2009
(dollars in thousands)	(audited)					(unaudited)
Operating income	$59,918	$77,716	$99,621	$129,391	$41,659	$64,407	$23,940
Depreciation and amortization	22,907	20,448	21,750	22,487	23,664	11,984	12,045
Goodwill impairment charges(8)	—	—	—	—	61,213	—	—
Restructuring charges(9)	—	—	—	—	10,975	—	7,627
Gain on litigation settlements	—	—	—	—	—	—	(5,926)

Adjusted EBITDA	$82,825	$98,164	$121,371	$151,878	$137,511	$76,391	$37,686

(6)	For purposes of computing the ratio of earnings to fixed charges: (a) fixed charges consist of interest on debt (including capitalized interest), amortization of debt expenses and a portion of rental expense determined to be representative of interest and (b) earnings consist of income (loss) from continuing operations before income taxes and fixed charges as described above.
(7)	Total capitalization includes long-term debt (including current maturities of long-term debt) and total common shareholders’ equity. See “Capitalization”.

(8)	In the fourth quarter of 2008, we recognized a non-cash charge of $61.2 million for impairment of goodwill related to our Bentley Prince Street reporting unit. For further information, see the note entitled “Impairment of Goodwill” in our 2008 Form 10-K incorporated by reference into this prospectus.
(9)	In the fourth quarter of 2008, we recorded a pre-tax restructuring charge of $11.0 million, comprised of employee severance expense of $7.8 million, impairment of assets of $2.6 million, and other exit costs of $0.7 million (primarily related to lease exit costs and other closure activities); approximately $8.3 million of the restructuring charge will involve cash expenditures, primarily severance expense. In the first six months of 2009, we recorded a pre-tax restructuring charge of $7.6 million, comprised of $5.9 million of employee severance expense and $1.7 million of other exit costs (primarily costs to exit the Canadian manufacturing facilities, lease exit costs and other costs); approximately $7.1 million of the 2009 restructuring charge will involve cash expenditures, primarily severance expense.

RISK FACTORS
     You should carefully consider the following factors, in addition to the other information included in this prospectus, before making an investment in the exchange notes. Any or all of the following risk factors could have a material adverse effect on our business, financial condition, results of operations and prospects.
General Business Risks
Sales of Our Principal Products have been and may Continue to be Affected by Adverse Economic Cycles in the Renovation and Construction of Commercial and Institutional Buildings.
     Sales of our principal products are related to the renovation and construction of commercial and institutional buildings. This activity is cyclical and has been affected by the strength of a country’s or region’s general economy, prevailing interest rates and other factors that lead to cost control measures by businesses and other users of commercial or institutional space. The effects of cyclicality upon the corporate office segment tend to be more pronounced than the effects upon the institutional segment. Historically, we have generated more sales in the corporate office segment than in any other market. The effects of cyclicality upon the new construction segment of the market also tend to be more pronounced than the effects upon the renovation segment. The adverse cycle during the years 2001 through 2003 significantly lessened the overall demand for commercial interiors products, which adversely affected our business during those years. These effects may recur and could be more pronounced if the current global economic conditions do not improve or are further weakened.
The Recent Worldwide Financial and Credit Crisis could have a Material Adverse Effect on our Business, Financial Condition and Results of Operations.
     The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of many business operations worldwide. This shortage of liquidity and credit, combined with recent substantial losses in worldwide equity markets, could lead to an extended worldwide economic recession and result in a material adverse effect on our business, financial condition and results of operations. Specifically, the limited availability of credit and liquidity adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations. Consequently, customers may defer, delay or cancel renovation and construction projects where our carpet is used, resulting in decreased orders and sales for us, and they also may not be able to pay us for those products and services we already have provided to them. For the same reasons, suppliers may not be able to produce and deliver raw materials and other goods and services that we have ordered from them, thus disrupting our own manufacturing operations. In addition, our ability to obtain funding from capital markets may be severely restricted at a time when we would like, or need, to access those markets. The inability to obtain that funding could prevent us from pursuing important strategic and growth plans, from reacting to changing economic and business conditions, and from refinancing our existing debt (which in turn could lead to a default on our debt). The financial and credit crisis also could have an impact on the lenders under our credit facilities, causing them to fail to meet their obligations to provide us with loans and letters of credit, which are important sources of liquidity for us.
     We have a significant amount of indebtedness. See “Description of Certain Indebtedness”. Our domestic revolving credit facility matures in December 2012, our 10.375% Senior Notes due 2010 (the “10.375% Notes”) mature in February 2010, our 11 3/8% Senior Secured Notes due 2013 mature in November 2013, and our 9.5% Senior Subordinated Notes due 2014 (the “9.5% Notes”) mature in February 2014. We cannot assure you that we will be able to renegotiate or refinance any of this debt on commercially reasonable terms, or at all, especially given the ongoing worldwide financial and credit crisis.
We Compete with a Large Number of Manufacturers in the Highly Competitive Commercial Floorcovering Products Market, and Some of these Competitors have Greater Financial Resources than we do.
     The commercial floorcovering industry is highly competitive. Globally, we compete for sales of floorcovering products with other carpet manufacturers and manufacturers of other types of floorcovering. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. Some of our competitors, including a number of large diversified domestic and foreign companies who manufacture modular carpet as one segment of their business, have greater financial resources than we do.
Our Success Depends Significantly Upon the Efforts, Abilities and Continued Service of our Senior Management Executives and our Principal Design Consultant, and our Loss of any of them could Affect us Adversely.
     We believe that our success depends to a significant extent upon the efforts and abilities of our senior management executives. In addition, we rely significantly on the leadership that David Oakey of David Oakey Designs provides to our internal design staff. Specifically, David Oakey Designs provides product design/production engineering services to us under an exclusive consulting contract that contains non-competition covenants. Our current agreement with David Oakey Designs extends to April 2011. The loss of any of these key persons could have an adverse impact on our business because each has a great deal of knowledge, training and experience in the carpet industry — particularly in the areas of sales, marketing, operations, product design and management — and could not easily or quickly be replaced.

Our Substantial International Operations are Subject to Various Political, Economic and other Uncertainties that could Adversely Affect our Business Results, Including by Restrictive Taxation or other Government Regulation and by Foreign Currency Fluctuations.
     We have substantial international operations. In fiscal 2008, approximately 53% of our net sales and a significant portion of our production were outside the United States, primarily in Europe and Asia-Pacific. Our corporate strategy includes the expansion and growth of our international business on a worldwide basis. As a result, our operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations. We also make a substantial portion of our net sales in currencies other than U.S. dollars (approximately 50% of 2008 net sales), which subjects us to the risks inherent in currency translations. The scope and volume of our global operations make it impossible to eliminate completely all foreign currency translation risks as an influence on our financial results.
Large Increases in the Cost of Petroleum-Based Raw Materials could Adversely Affect us if we are Unable to Pass these Cost Increases Through to our Customers.
     Petroleum-based products comprise the predominant portion of the cost of raw materials that we use in manufacturing. While we attempt to match cost increases with corresponding price increases, continued volatility in the cost of petroleum-based raw materials could adversely affect our financial results if we are unable to pass through such price increases to our customers.
Unanticipated Termination or Interruption of any of our Arrangements with our Primary Third Party Suppliers of Synthetic Fiber could Have a Material Adverse Effect on us.
     The unanticipated termination or interruption of any of our supply arrangements with our current suppliers of synthetic fiber (nylon), which typically are not pursuant to long-term agreements, could have a material adverse effect on us because we do not have the capability to manufacture our own fiber for use in our carpet products. For example, Invista Inc., a subsidiary of Koch Industries, Inc., currently supplies approximately 40% of our requirements for synthetic fiber. If any of our supply arrangements with our primary suppliers of synthetic fiber is terminated or interrupted, we likely would incur increased manufacturing costs and experience delays in our manufacturing process (thus resulting in decreased sales and profitability) associated with shifting more of our synthetic fiber purchasing to another synthetic fiber supplier.
We have a Significant Amount of Indebtedness, which could have Important Negative Consequences to us.
     Our significant indebtedness could have important negative consequences to us, including:
•	making it more difficult for us to satisfy our obligations with respect to such indebtedness;

•	increasing our vulnerability to adverse general economic and industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures, acquisitions or other growth initiatives, and other general corporate requirements;

•	requiring us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, acquisitions or other growth initiatives, and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our less leveraged competitors; and

•	limiting our ability to refinance our existing indebtedness as it matures.

Our Earnings in a Future Period could be Adversely Affected by Non-Cash Adjustments to Goodwill, if a Future Test of Goodwill Assets Indicates a Material Impairment of those Assets.
     As prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, we undertake an annual review of the goodwill asset balance reflected in our financial statements. Our review is conducted during the fourth quarter of the year, unless there has been a triggering event prescribed by applicable accounting rules that warrants an earlier interim testing for possible goodwill impairment. In the past, we have had non-cash adjustments for goodwill impairment as a result of such testings ($61.2 million in 2008, $44.5 million in 2007, $20.7 million in 2006, and $29.0 million in 2004). A future goodwill impairment test may result in a future non-cash adjustment, which could adversely affect our earnings for any such future period.
Our Chairman Currently has Sufficient Voting Power to Elect a Majority of our Board of Directors.
     Our Chairman, Ray C. Anderson, beneficially owns approximately 52% of our outstanding Class B common stock. The holders of the Class B common stock are entitled, as a class, to elect a majority of our Board of Directors. Therefore, Mr. Anderson has sufficient voting power to elect a majority of the Board of Directors. On all other matters submitted to the shareholders for a vote, the holders of the Class B common stock generally vote together as a single class with the holders of the Class A common stock. Mr. Anderson’s beneficial ownership of the outstanding Class A and Class B common stock combined is approximately 6%.
Risks Specific to Our Indebtedness and the Notes
     In addition to the factors above relating generally to risks associated with our business (and, therefore, to any investment in us), you should also consider the following factors that represent special risks associated with an investment in the exchange notes.
Our Indebtedness, which is Significant in Relation to our Shareholders’ Equity, Requires us to Dedicate a Substantial Portion of our Cash Flow From Operations to Service Debt, and Governs Certain other of our Activities.
     Our indebtedness is significant in relation to our shareholders’ equity. As of July 5, 2009, our long-term debt (net of the $14.6 million of the 10.375% Notes included in our current liabilities) totaled $279.6 million or approximately 55% of our total capitalization. As a consequence of our level of indebtedness, a substantial portion of our cash flow from operations must be dedicated to debt service requirements. The terms of our primary revolving credit facility in the U.S. and the indenture governing our 9.5% Notes and our 11 3/8% Senior Secured Notes due 2013 govern our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments or investments in certain situations, consummate certain asset sales, enter into certain transactions with affiliates, create liens, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. They also require us to comply with certain other reporting, affirmative and negative covenants and, at times, meet certain financial tests. If we fail to satisfy these tests or comply with these covenants, a default may occur, in which case the lenders could accelerate the debt as well as any other debt to which cross-acceleration or cross-default provisions apply. We cannot assure you that we would be able to renegotiate, refinance or otherwise obtain the necessary funds to satisfy these obligations.
As a Result of our Holding Company Structure, the Exchange Notes will Effectively be Subordinated to Indebtedness of our Non-Guarantor Subsidiaries.
     Our operations are conducted through our subsidiaries and, therefore, the exchange notes will be effectively subordinated to all indebtedness and other liabilities and commitments of our subsidiaries, other than subsidiaries that are guarantors of the exchange notes. We substantially depend on the earnings and cash flow of our subsidiaries and must rely upon distributions from our subsidiaries to meet our debt obligations, including our obligations with respect to the exchange notes. Any right of the holders of the exchange notes to participate in the assets of a non-guarantor subsidiary upon any liquidation or reorganization of the subsidiary will be subject to the prior claims of the subsidiary’s creditors, including the lenders under our credit facilities and trade creditors. Our non-guarantor subsidiaries generated approximately 52%, 51%, and 50% of our consolidated revenues for both of the three-month and six-month periods ended July 5, 2009 and fiscal year 2008, respectively, and held approximately 48% and 48% of our consolidated assets as of July 5, 2009 and December 28, 2008, respectively.

The Collateral Securing the Exchange Notes is Subject to Control by Creditors with First-Priority Liens. If there is a Default, the Value of the Collateral may not be Sufficient to Repay both the First-Priority Creditors and the Holders of the Exchange Notes.
     The exchange notes will be secured on a second-priority basis by substantially all of the assets of Interface, Inc. and its material U.S. subsidiaries. Our obligations under our domestic revolving credit facility are secured by a first-priority lien on those same assets, including 100% of the capital stock of our principal domestic subsidiaries and up to 65% of the capital stock of our principal first-tier foreign subsidiaries. The liens securing the exchange notes will be subordinated to the first-priority liens securing our domestic revolving credit facility. If there is a default and foreclosure sale of the collateral representing such security, the proceeds from the sale may not be sufficient to satisfy our obligations under the exchange notes. Any such proceeds would be distributed to our creditors under our domestic revolving credit facility before any proceeds would be available for payment to holders of the exchange notes. The holders of the exchange notes will not receive any proceeds from the sale of collateral unless and until all obligations under the domestic revolving credit facility are repaid in full. By its nature, some of the collateral may have limited marketability, be illiquid and may have no readily ascertainable value. Accordingly, we cannot assure you that all of the collateral will be able to be sold or that there will be sufficient funds available to repay the exchange notes after payment in full of any debt outstanding under our domestic revolving credit facility.
     The rights of the holders of the exchange notes with respect to the collateral securing the exchange notes also could be adversely affected by the ability of the holders of the obligations secured by the first-priority liens to make a credit bid for all or part of the collateral at any foreclosure sale and will be limited pursuant to the terms of the intercreditor agreement and the other security documents. Under the intercreditor agreement and the other security documents, at any time the obligations that have the benefit of the first-priority liens are outstanding, any action that may be taken in respect of the collateral, including the commencement and control of enforcement proceedings against the collateral and any amendment to, release of collateral from, or waiver of past defaults under the collateral documents, will be at the direction of the holders of the obligations secured by the first-priority liens.
     The collateral securing the exchange notes will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the holders of the obligations secured by first-priority liens, whether on or after the date the exchange notes are issued. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the exchange notes as well as the ability of the Trustee to realize or foreclose on such collateral.
The Intercreditor and Security Agreements in connection with the Indenture may limit the Rights of the Holders of the Exchange Notes and their Control with Respect to the Collateral Securing the Exchange Notes.
     The rights of the holders of the exchange notes with respect to the collateral securing the exchange notes may be substantially limited pursuant to the terms of the security agreements entered into with respect to the collateral and as set forth in the Indenture and in the intercreditor agreement. Under the intercreditor agreement, at any time that amounts remain outstanding on the obligations secured by the first-priority liens, actions taken in respect of the collateral (including the commencement of enforcement proceedings against the collateral and control of the conduct of these proceedings) may be directed by the holders of the obligations secured by the first-priority liens. As a result, the Trustee, on behalf of the holders of the exchange notes, may not have the ability to control or direct these actions, even if the rights of the holders of the exchange notes are adversely affected. See “Description of Notes — Security” and “Description of Notes — Intercreditor Agreement”.

In the event of a Bankruptcy, the ability of the Holders of the Exchange Notes to Realize Upon the Collateral will be subject to certain Bankruptcy Law Limitations.
     Bankruptcy laws could prevent the Trustee from repossessing and disposing of, or otherwise exercising remedies in respect of, the collateral upon the occurrence of an event of default if a bankruptcy proceeding were to be commenced by or against Interface, Inc. or a guarantor prior to the Trustee having repossessed and disposed of, or otherwise having exercised remedies in respect of, the collateral. Under the U.S. bankruptcy code, a secured creditor, such as the holders of the exchange notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that the secured creditor is given “adequate protection”. While it is intended in general to protect the value of the secured creditor’s interest in the collateral, the meaning of the term “adequate protection” may vary according to circumstances. The court may find “adequate protection” if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection”.
     In addition, the Trustee may need to evaluate the impact of potential liabilities before determining to foreclose on the collateral, because entities that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the Trustee may decline to foreclose on the secured property or exercise remedies available if it does not receive indemnification to its satisfaction from the holders. Finally, the Trustee’s ability to foreclose on the collateral on behalf of the holders of the exchange notes may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Trustee’s lien on the collateral.
The Holders of the Exchange Notes will not Control Decisions regarding the Collateral Securing the Exchange Notes.
     The lenders under our domestic revolving credit facility, who have a first-priority lien on substantially all of the assets of Interface, Inc. and its material U.S. subsidiaries (except for Interface Global Company ApS), control substantially all matters related to the such collateral and the rights and remedies with respect thereto. At any time that obligations are outstanding under our domestic revolving credit facility, any actions that may be taken in respect of the collateral, including the commencement of enforcement proceedings against the collateral and control of the conduct of such proceedings, and the approval of amendments to and waivers of past defaults under, the collateral documents, will be at the direction of the lenders under our domestic revolving credit facility. As a result, such lenders may dispose of or foreclose on, or take other actions with respect to, the collateral regardless of whether such disposition would be or could be construed as contrary to the interests of the holders of the exchange notes and regardless of whether the holders of the exchange notes object. Also, the holders of the exchange notes will be unable to exercise remedies with respect to the collateral unless and until the lenders under our domestic revolving credit facility exercise their rights and remedies with respect to the collateral, and then only on a limited basis. See “Description of Notes — Intercreditor Agreement”.
Your Right to be Repaid would be Adversely Affected if a Court Determined that any of our Subsidiaries Made any Guarantee for Inadequate Consideration or with the Intent to Defraud Creditors.
     Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, any guarantee made by any of our subsidiaries could be voided, or claims under the guarantee made by any of our subsidiaries could be subordinated to all other obligations of any such subsidiary, if the subsidiary, at the time it incurred the obligations under any guarantee:
•	incurred the obligations with the intent to hinder, delay or defraud creditors; or

•	received less than reasonably equivalent value in exchange for incurring those obligations; and
(1)	was insolvent or rendered insolvent by reason of that incurrence;

(2)	was engaged in a business or transaction for which the subsidiary’s remaining assets constituted unreasonably small capital; or

(3)	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.
     A legal challenge to the obligations under any guarantee on fraudulent conveyance grounds could focus on any benefits received in exchange for the incurrence of those obligations. We believe that each of our subsidiaries making a guarantee received reasonably equivalent value for incurring the guarantee, but a court may disagree with our conclusion or elect to apply a different standard in making its determination.
     The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.
     Based on historical financial information, recent operating history and other factors, we believe that, after giving effect to each guarantee, our subsidiaries are not insolvent, do not have unreasonably small capital for the business in which they are engaged and have not incurred debts beyond their ability to pay those debts as they mature. Because the question of whether a transaction is a fraudulent conveyance is fact-based and fact-specific, a court might not agree with us. Neither our counsel nor counsel for the initial purchasers of the original notes has expressed any opinion as to federal or state laws relating to fraudulent transfers.
The Indenture Governing the Exchange Notes, as Well as Other Agreements Governing our Debt, Contain Covenants that may Restrict our Ability to Take Certain Corporate actions.
     The indenture governing the exchange notes, as well as other agreements governing our debt, contain covenants that, among other things, restrict our ability and the ability of our subsidiaries to, among other things:
•	incur additional indebtedness;

•	pay dividends or make other distributions on, redeem or repurchase capital stock;

•	make investments or other restricted payments;

•	create liens on our assets;

•	sell all, or substantially all, of our assets;

•	sell securities of our subsidiaries;

•	engage in certain types of transactions with affiliates; and

•	enter into mergers, consolidations or sales of all or substantially all of our assets.
     These covenants are subject to important exceptions and qualifications and, with respect to the exchange notes, are described under the heading “Description of the Notes” in this prospectus. In addition, our domestic revolving credit facility also contains restrictive covenants, including requirements to maintain prescribed financial ratios in certain circumstances, and are also subject to a number of exceptions and qualifications. A failure to comply with the obligations contained in the instruments governing our debt could result in an event of default that would permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-default or cross-acceleration provisions. We are not sure whether we would have, or be able to obtain, sufficient funds to make any such accelerated payments.

You may be Unable to Sell your Exchange Notes if a Trading Market for the Exchange Notes does not Develop.
     You may find it difficult to sell exchange notes because there was no public market for the exchange notes prior to this exchange offer and an active trading market for the exchange notes may not develop. The exchange notes will not be listed for trading on any securities exchange. In addition, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.
We may not be Able to Repurchase Exchange Notes Upon a Change of Control that would be an Event of Default Under the Indenture.
     Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes. Our domestic revolving credit facility limits our ability to repurchase the exchange notes without the approval of our lenders. In addition, it is possible that, even if such approval were obtained, we would not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes. Certain corporate events that would constitute a change of control under our other senior indebtedness might not constitute a change of control under these exchange notes. Such an occurrence would nonetheless constitute an event of default under our domestic revolving credit facility, entitling the lenders to, among other things, cause all our outstanding debt obligations thereunder to become due and payable, and to proceed against their collateral.
You may not be able to Sell the Original Notes if you do not Exchange them in this Offer.
     If you hold original notes and do not exchange them in this offer, you will remain subject to the transfer restrictions applicable to the original notes and reflected in their legend. We issued the original notes under exemptions from the registration requirements of the Securities Act and applicable state securities laws. In general, holders of the original notes may not offer or sell them unless they are exempt from registration or registered under the Securities Act and applicable state securities laws. We have agreed, in certain circumstances, to file a shelf registration statement covering resales of the original notes. Except in those circumstances, we do not intend to register the original notes under the Securities Act. After consummation of this exchange offer, we will have no further obligation to do so. Additionally, there is no existing market for the original notes, and neither we nor any of our affiliates will make a market in the original notes.
     If you tender original notes in this exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additionally, as a result of the exchange offer, it is expected that the aggregate principal amount of the original notes will decrease substantially. As a result, it is unlikely that a liquid trading market will exist for the original notes at any time. This lack of liquidity will make transactions more difficult and may reduce the trading price of the original notes. See “The Exchange Offer” and “Description of the Notes — Exchange Offer; Registration Rights Agreement; Special Interest”.

USE OF PROCEEDS
     This exchange offer is intended to satisfy obligations that we have under the registration rights agreement we entered into with the initial purchasers of the original notes. We will not receive any proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive original notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the original notes, except as described in “The Exchange Offer — Terms of the Exchange Offer”. The original notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Therefore, issuance of the exchange notes will not result in any increase in our outstanding debt.
     The net proceeds from the sale of the original notes were approximately $139.5 million after deducting the initial purchasers’ discount and other fees and expenses associated with the sale. We used $133.0 million of those net proceeds in connection with the repurchase of approximately $127.2 million aggregate principal amount of the 10.375% Notes. In addition, we used $4.5 million of these proceeds to pay accrued interest on the $127.2 million aggregate principal amount of the 10.375% Notes tendered. The remaining $2.1 million of those net proceeds is being held in a bank account that is subject to a lien in favor of the domestic agent under our senior secured domestic revolving credit facility (and is also subject to a lien in favor of the collateral agent for the benefit of the holders of the notes) and will be used to repay the 10.375% Notes that remain outstanding.

CAPITALIZATION
     The following table sets forth our cash and cash equivalents and capitalization on an actual basis as of July 5, 2009, and reflects the offering of the original notes and the application of the net proceeds of the offering. Because we will receive no additional proceeds from the issuance of the exchange notes, there are no adjustments to be made for this offering. You should read this table in conjunction with the information contained in “Summary Financial and Other Data” in this prospectus and in our consolidated financial statements and notes thereto that are included in our filings with the SEC that are incorporated by reference into this prospectus.

As of July 5, 2009
(dollars in thousands)
Cash and cash equivalents	$89,867

Long-term debt (including current maturities):
Revolving credit facilities(1)	—
10.375% Senior Notes due 2010	14,586
11.375% Senior Secured Notes due 2013(2)	144,556
9.5% Senior Subordinated Notes due 2014	135,000

Total long-term debt (including current maturities)	294,142

Total common shareholders’ equity	230,481

Total capitalization(3)	$524,623

(1)	Our maximum borrowing capacity under our domestic revolving senior credit facility is $100.0 million (subject to a borrowing base), with an option to increase the maximum aggregate amount to $150.0 million (subject to a borrowing base) upon the satisfaction of certain conditions. As of July 5, 2009, there were no borrowings (and $8.8 million in letters of credit) outstanding under the facility, and we had $49.9 million of additional borrowing capacity thereunder. We also maintain, as of September 1, 2009, a €32 million European credit facility for borrowings and bank guarantees in varying aggregate amounts over time. As of July 5, 2009, there were no borrowings outstanding under the European facility, and we could have incurred approximately $45.3 million of borrowings thereunder.

(2)	If and to the extent original notes are exchanged for exchange notes, this line item will then reflect exchange notes in addition to or in lieu of original notes, but the total amount of debt for this line item will remain the same.

(3)	We define total capitalization as total shareholders’ equity and total long-term debt.

THE EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
     On June 5, 2009, we sold the original notes to Banc of America Securities LLC, Citigroup Capital Markets Inc., Wachovia Capital Markets, LLC and BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Initial Purchasers”). The Initial Purchasers sold the original notes to institutional investors in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S promulgated by the SEC under the Securities Act. When we sold the original notes, we and our subsidiary guarantors signed a registration rights agreement for the benefit of holders of original notes. Under that agreement, we agreed to file a registration statement covering an offer to exchange the original notes for senior debt securities with substantially identical terms, primarily in order to eliminate the securities law transfer restrictions that are applicable to holders of the original notes.
     We also agreed that if applicable law or SEC staff interpretations do not permit us to effect the exchange offer, if the exchange offer is not consummated within 180 days after the date we issued the original notes, or if any holder notifies us that it:
(1)	is prohibited by applicable law or SEC policy from participating in the exchange offer,

(2)	may not resell exchange notes to the public without delivering a prospectus and this prospectus is not appropriate or not available for such resales by such holder, or

(3)	is a broker-dealer and holds original notes acquired directly from us or an affiliate of us then, we and our subsidiary guarantors would, as promptly as practicable, file a shelf registration statement covering resales of the original notes, and use our commercially reasonable best efforts to cause the shelf registration statement to be declared effective, and to remain current and effective until the earlier of one year after its effective date or when all the notes are sold under the shelf registration statement. If we are required to do so, we will provide to each holder copies of the prospectus, notify each such holder when the shelf registration statement is effective, and take other actions as are required to permit unrestricted resales of the original notes.
     The interest rate on the original notes may increase if we do not comply with our obligations under the registration rights agreement.
Resale of Exchange Notes
     We believe that holders of exchange notes issued in the exchange offer may generally offer them for resale and may resell or otherwise transfer them without compliance with the registration and prospectus delivery provisions of the Securities Act. Our belief is based on existing SEC staff interpretations and is subject to the exceptions and qualifications described in “Plan of Distribution”.
     Notwithstanding those beliefs, however, each holder of original notes who wishes to exchange them in the exchange offer will be required to make representations to us. These include representations that the holder:
•	will acquire the exchange notes in the ordinary course of its business,

•	is not engaging in or intending to engage in a distribution of the exchange notes, and

•	has no arrangement or understanding with any person to participate in the distribution of the exchange notes, and is not our “affiliate”, as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act.
     No holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes can rely on the SEC’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters and must comply with the registration and prospectus delivery requirements of the Securities Act. Any broker-dealer who holds exchange notes acquired for its own account as a result of market-making activities or other trading activities and who is participating in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Terms of the Exchange Offer
     We will accept for exchange all original notes properly tendered and not withdrawn prior to 11:59 p.m., Eastern Time, on the date this offer expires. The initial expiration date will be November 16, 2009. We may extend the exchange offer in our discretion. We will only accept original notes that are tendered in compliance with this prospectus and the terms of the letter of transmittal. You must tender original notes only in $1,000 multiples. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 in principal amount of original notes tendered and accepted for exchange.
     The form and terms of the exchange notes are substantially the same as those of the original notes, except that the exchange notes are registered under the Securities Act. Accordingly, the exchange notes will not bear legends restricting their transfer. The terms of the exchange notes also do not include registration rights and penalty interest provisions applicable to the original notes. The exchange notes evidence the same debt as the original notes. We are issuing the exchange notes under the same indenture as the original notes. The indenture treats the exchange notes and the original notes as a single class of debt securities. The exchange notes and the original notes are entitled to the same benefits under the indenture.
     We are not conditioning this exchange offer upon any minimum aggregate principal amount of original notes being tendered for exchange. Holders of original notes will not have any appraisal or dissenters’ rights in connection with the exchange offer.
     As of the date of this prospectus, we have issued $150,000,000 in principal amount of the original notes, all of which remain outstanding. We are sending this prospectus, together with the letter of transmittal, to all registered holders of original notes. We will not fix a record date for determining registered holders of original notes entitled to participate in the exchange offer.
     We intend to conduct the exchange offer in accordance with the registration rights agreement, the applicable requirements of the Exchange Act and the rules and regulations of the SEC. Any original notes not exchanged in the exchange offer will remain valid and continue to accrue interest. Holders of such notes will remain entitled to the rights and benefits of the indenture and the registration rights agreement.
     We will be deemed to have accepted tendered original notes for exchange only when, as, and if we so notify U.S. Bank National Association, the exchange agent, and have complied with the registration rights agreement. We will deliver the exchange notes to U.S. Bank National Association, as agent for the tendering holders.
     If, for any reason, we do not accept any tendered original notes for exchange, we will return them, without expense to the tendering holder, promptly after the expiration or termination of the exchange offer.
     We will generally pay all charges and expenses in connection with the exchange offer and transfer taxes imposed in connection with the exchange of the original notes for exchange notes in the name of the registered holder of the original notes (as discussed in “The Exchange Offer — Transfer Taxes”). We will not pay taxes imposed for any other reason, such as taxes imposed as a result of a requested issuance of exchange notes in the name of a person other than the registered holder of the original notes. Tendering note holders will not be required to pay brokerage commissions or fees or, in most cases, transfer taxes, with respect to the exchange of their original notes in the exchange offer. See “The Exchange Offer — Fees and Expenses”.
Extensions; Amendments; Termination
     We may extend the exchange offer by oral notice followed by written notice to the exchange agent and will mail an announcement of the extension to the registered holders of the original notes. The notice and mailing must occur prior to 9:00 a.m., Eastern Time, the next business day after the original expiration date. During any extension, we may continue to accept for exchange any previously tendered original notes that have not been withdrawn. During an extension, any holders who previously tendered original notes for exchange will be permitted to withdraw them.
     We also reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions described in “The Exchange Offer — Conditions to the Exchange Offer” are not satisfied, or to amend the terms of the exchange offer in any manner.

     We may terminate or amend the exchange offer by notice to the exchange agent. We will also notify the registered holders of original notes of termination or amendment as promptly as practicable. If we amend the exchange offer in a way we consider material, we will prepare a supplement to this prospectus in order to reflect the amendment and will distribute the prospectus supplement to the registered holders. Depending upon the significance of the amendment and the means we choose to notify registered holders, we may extend the exchange offer, if we deem necessary, to allow registered holders time to consider the effect of the amendment.
Interest on the Exchange Notes
     As with the original notes, we will pay interest on the exchange notes at an annual rate of 11 3/8%. We will pay accrued interest semi-annually, on May 1 and November 1. We will make our first interest payment on May 1, 2010. The first payment will include interest from the date we initially issue the exchange notes, plus any accrued interest on the original notes for the period from their initial issue through the date of exchange. Once we issue the exchange notes, interest will no longer accrue on original notes accepted for exchange.
Conditions to the Exchange Offer
     We are not required to accept any original notes for exchange, or to issue any exchange notes, and we may terminate the exchange offer before we accept any original notes for exchange, if:
•	any person sues, or threatens to sue, in any forum with respect to the exchange offer and, in our reasonable judgment, the suit might materially impair our ability to proceed with the exchange offer,

•	a government proposes, adopts or enacts any law, statute, rule or regulation, or the SEC staff interprets any existing law, statute, rule or regulation in a way that, we believe, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer, or

•	we do not receive any governmental approval that we, in our reasonable judgment, deem necessary to complete the exchange offer.
     These conditions are for our sole benefit. We may assert or waive any of them, in whole or part, at any time and from time to time, prior to the expiration of the exchange offer, in our reasonable judgment, whether or not we waive any other conditions of the exchange offer. If a condition occurs, we must either waive it and proceed with the exchange offer or terminate the exchange offer. Our failure or delay at any time prior to the expiration of the exchange offer to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, provided that we will treat all tendering holders equally with respect to the same facts and circumstances.
     In addition, we will not accept any original notes for exchange, and we will not issue any exchange notes, if the SEC has threatened or issued a stop order with respect to:
•	the registration statement of which this prospectus is a part, or

•	the qualification of the indenture under the Trust Indenture Act of 1939.
Procedures for Tendering
     You may only tender original notes held by you. To tender such notes, unless the tender is made in book-entry form, you must complete, sign, and date the letter of transmittal or a facsimile of the letter of transmittal, as well as comply with one of the procedures below for actual delivery of the original notes to us. Under specific circumstances described in the letter of transmittal, you must have your signature guaranteed. You must mail or deliver the letter of transmittal to the exchange agent before 11:59 p.m., Eastern Time, on November 16, 2009, the day the offer expires. In addition, either
•	you must deliver your original notes to the exchange agent with your letter of transmittal, or

•	you must comply with the guaranteed delivery procedures.

     The exchange agent must receive the letter of transmittal and other required documents before 11:59 p.m., Eastern Time, on November 16, 2009, the date the offer expires. Otherwise, we will not consider your notes to be properly tendered, and we will not accept them for exchange. The exchange agent’s address is set forth on page 28 and also printed on the back cover page of this prospectus. Do not send your letter of transmittal or any original notes to us.
     We discuss the procedures for book entry transfer and guaranteed delivery in the next two sections below.
     By tendering and not withdrawing original notes before the exchange offer expires, you agree to the terms and conditions described in this prospectus and the letter of transmittal. No alternative, conditional, irregular or contingent tender of original notes will be accepted.
     We recommend that you use an overnight or hand delivery service instead of regular mail. In all cases, you should allow sufficient time for your tender materials to be delivered to the exchange agent before the offer expires. You may ask your broker, dealer, commercial bank, trust company or other nominee to handle these formalities for you. However, you are responsible for choosing how to deliver your original notes, the letter of transmittal and any other required documents to the exchange agent. You alone bear the risk of non-delivery or late delivery.
     If you wish to tender any original notes of which you are the beneficial owner but that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the registered holder as soon as possible and arrange with the registered holder to tender on your behalf. If instead you wish to tender on your own behalf, you must first either:
•	arrange to re-register the original notes in your name, or

•	obtain a properly completed bond power from the registered holder of the original notes.
     Please note that such a transfer of registered ownership may take considerable time. We cannot assure you that you will be able to re-register your original notes before the exchange offer expires.
     If the letter of transmittal is signed by anyone other than the registered holder of the tendered original notes, we will only accept the notes for exchange if:
•	the registered holder:
(a)	endorses the original notes, or

(b)	executes a properly completed bond power, and
•	an eligible guarantor institution guarantees the registered holder’s signature.
Eligible guarantor institutions are:
•	a member firm of a registered national securities exchange,

•	a member firm of the Financial Industry Regulatory Authority, Inc.,

•	a commercial bank or trust company having an office or correspondent in the United States, or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act and which is a member of a recognized signature guarantee program identified in the letter of transmittal.

The signature guarantee requirement does not apply to you if:
•	you do not check the “Special Issuance Instructions” or “Special Delivery Instructions” boxes on the letter of transmittal, or

•	you are tendering for the account of an eligible institution.
     If you sign a letter of transmittal or any original notes or bond powers in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, corporate officer or other fiduciary or representative, you should indicate your capacity when signing. You must provide with the letter of transmittal evidence satisfactory to us of your authority to act.
     We will resolve all questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered original notes in our sole discretion. Our determinations on these issues and our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. We reserve the right to reject:
•	any original notes that are not validly tendered, or

•	any original notes where our acceptance would, in the opinion of our counsel, be unlawful.
     We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. We may, in our discretion, allow tendering note holders an opportunity to cure any defects or irregularities with respect to particular original notes. We will in all cases, however, treat tendering holders equally with respect to the same facts and circumstances in our exercise, or not, of the above rights. Although we intend to notify holders of any defects or irregularities affecting their tenders, neither we, the exchange agent nor any other person shall be liable for any failure to give such notice. We will not consider a holder to have tendered original notes until the holder cures, or we waive, all defects or irregularities. Unless the holder instructs differently in the letter of transmittal, the exchange agent will return improperly tendered original notes to the tendering holder promptly after the exchange offer expires.
     We will issue exchange notes only after the exchange agent timely receives:
•	either:
(a)	the tendered original notes, or

(b)	confirmation that they have been transferred by book entry into the exchange agent’s account at the Depository Trust Company,
•	a properly completed, duly executed letter of transmittal, and

•	all other documents that might be required as indicated above or in the letter of transmittal.
If we do not accept your tendered original notes for exchange for any reason, or if you submit more original notes than your letter of transmittal indicates you wish to exchange, we will return the unaccepted or excess original notes to you, without cost, promptly after the expiration or termination of the exchange offer. If you tendered the original notes by book-entry transfer, we will have the unaccepted or excess original notes credited to an account maintained with the Depository Trust Company.
Book-Entry Transfer
   Within two days after the date of this prospectus, the exchange agent will ask the Depository Trust Company to establish an account for purposes of receiving original notes tendered in connection with the exchange offer. Any institution that is a participant in Depository Trust Company’s Automated Tender Offer Program (ATOP) may make book-entry delivery of the original notes through ATOP, which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders offered through ATOP.

     If you deliver original notes by book-entry transfer, the Depository Trust Company must confirm to the exchange agent that the original notes have been transferred by book entry into the exchange agent’s account with Depository Trust Company.
Guaranteed Delivery Procedures
     You may use the guaranteed delivery procedures we describe in this section if you wish to tender your original notes and either:
•	you do not have immediate access to your original notes;

•	you cannot deliver your original notes, the letter of transmittal or any other required document to the exchange agent before the offer expires; or

•	you are unable to complete the procedure for book-entry transfer on a timely basis.
The guaranteed delivery procedures require that:
•	the tender is made through an eligible institution;

•	the eligible institution, before the exchange offer expires, delivers a notice of guaranteed delivery (by fax, mail or hand delivery) to the exchange agent, which notice:
•	identifies the name and address of the holder,

•	identifies the registered number(s) and principal amount of the original notes tendered,

•	states that the original notes are being tendered, and
•	guarantees that the eligible institution will deliver the letter of transmittal, the original notes, and any other required documents to the exchange agent within three (3) Nasdaq trading days after the offer expires; and
•	the exchange agent actually receives the letter of transmittal, the tendered original notes, and all other required documents within three (3) Nasdaq trading days after the offer expires. The eligible institution may deliver the original notes by book-entry transfer as described in the preceding section.
     Upon request, the exchange agent will send a form of notice of guaranteed delivery to holders who wish to use these guaranteed delivery procedures. If you use the guaranteed delivery procedures, you must comply with them within the time period described in this section.
Withdrawal of Tenders
     Except as otherwise provided in this prospectus, you may withdraw your tender of original notes at any time before 11:59 p.m., Eastern Time, on November 13, 2009, the last business day before the exchange offer expires. If we extend the exchange offer beyond that date, you will be entitled to withdraw your tender of original notes during the extension period on the same terms described here for the initial offer period.
     For your withdrawal to be effective, the exchange agent must receive a timely written notice of withdrawal at one of the addresses listed in the “Exchange Agent” section below. The notice of withdrawal must:
•	identify the person who tendered the original notes,

•	identify the original notes to be withdrawn, including their principal amount(s), and

•	where certificates for original notes have been transmitted, specify the name of the registered holder of the original notes if different from the name of the withdrawing holder.

     If the exchange agent has received certificates for original notes, then, before it will release the certificates, the withdrawing holder must also provide:
•	the serial numbers of the particular certificates to be withdrawn, and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is itself an eligible institution.
     If you tendered original notes using the book-entry transfer procedures, we will have the original notes credited to an account maintained with the Depository Trust Company. Your notice of withdrawal must specify the name and number of the account at the Depository Trust Company to which you want the withdrawn original notes credited. Your notice of withdrawal must also comply with any procedures of the Depository Trust Company.
     As mentioned earlier, we reserve the right to resolve all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination on these issues will be final and binding on all parties.
     We will treat any withdrawn original notes as not validly tendered, and will return them to their holder without cost, promptly after withdrawal. You may re-tender any properly withdrawn original notes by again following the tender procedures described in this prospectus before the offer expires.
Exchange Agent
     We have appointed U.S. Bank National Association as our exchange agent for this exchange offer. You should contact the exchange agent with any questions or requests for:
•	assistance,

•	additional copies of this prospectus,

•	additional copies of the letter of transmittal, or

•	copies of the notice of guaranteed delivery.
You may contact the exchange agent as follows:

By Overnight Courier, Hand Delivery or Registered or Certified Mail:	By Facsimile (Eligible Institutions Only):

U.S. Bank National Association	(651) 495-8158
West Side Flats Operations Center	Attention: Specialized Finance
Attention: Specialized Finance
60 Livingston Avenue	Confirm by Telephone or for Information:
Mail Station—EP-MN-WS2N
St. Paul, Minnesota 55107-2292	(800) 934-6802
Fees and Expenses
     We will pay the expenses of soliciting tenders. We will make the principal solicitation by mail. We may make additional solicitations by telegraph, facsimile or telephone. We may also have our officers and regular employees make in-person solicitations.
     We have not retained any dealer-manager in connection with the exchange offer. We will not pay any broker-dealers or others to solicit acceptances of the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket expenses in connection with the exchange offer.

     We estimate that we will incur and pay $200,000 in cash expenses in connection with the exchange offer. These expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees, printing costs, and related fees and expenses.
Transfer Taxes
     We will pay any transfer taxes imposed on the registered holder of original notes solely as a result of such holder’s tender thereof for exchange notes issued to such holders in the exchange offer. We will not, however, pay any transfer taxes arising for any other reason. The tendering holder will be required to pay any such other taxes, whether imposed on the registered holder or any other person. For example, we will not pay taxes imposed on:
•	the transfer, issuance or delivery of unexchanged original notes to any person other than their registered holder, or

•	the registration of any original notes or exchange notes in the name of any person other than the tendering registered holder.
If the tendering holder does not provide with the letter of transmittal satisfactory evidence that it has paid or is exempt from any such other transfer taxes, such transfer taxes will be billed directly to such tendering holder.
Consequences of Failure to Exchange
     If you do not exchange your original notes in the exchange offer, your notes will continue to be subject to transfer restrictions, as reflected in their restrictive legends. These restrictions apply because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may not offer or sell the original notes unless they are registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the original notes under the Securities Act.
     The securities laws of some states and other jurisdictions also prohibit the offer or sale of the original notes (and the exchange notes) unless they have been registered under those laws or are exempt from their registration requirements. We have agreed in the registration rights agreement, subject to limitations, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of such jurisdictions if a holder of exchange notes reasonably requests in writing. We do not intend to register or qualify the original notes under any such laws.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
     We derived certain of the summary consolidated financial and other data presented below from our audited consolidated financial statements and the notes thereto and our unaudited consolidated condensed financial statements and the notes thereto for the periods indicated. You should read the summary financial information presented below together with our audited consolidated financial statements and the notes thereto included in our Current Report on Form 8-K filed July 27, 2009, which includes certain retrospective adjustments made to our Annual Report on Form 10-K for the year ended December 28, 2008 to reflect the impact of adopting SFAS No. 160 and FSP EITF 03-6-1, and our unaudited consolidated condensed financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the six months ended July 5, 2009, each of which are incorporated by reference into this prospectus.

											As of and for the
	As of and for the Year Ended(1)										Six Months Ended
(dollars in thousands,	January 2,		January 1,		December 31,		December 30,		December 28,		June 29,		July 5,
except per share	2005		2006		2006		2007		2008		2008		2009
data)	(audited)										(unaudited)
Statement of Income Data:
Net sales	$695,250		$786,924		$914,659		$1,081,273		$1,082,344		$556,741		$410,605
Gross profit on sales	226,085		259,277		311,108		377,522		372,045		199,599		132,275
Selling, general and administrative expenses	166,167		181,561		211,487		246,258		258,198		135,152		106,634
Restructuring charge	—		—		—		—		10,975		—		7,627
Gain on litigation settlements	—		—		—		—		—		—		(5,926)
Operating income	59,918		77,716		99,621		129,391		41,659		64,407		23,940
Interest expense	46,023		45,541		42,204		34,110		31,480		15,936		15,399
Income (loss) from continuing operations (2)(3)	6,386		15,933		36,235		58,972		(34,513)		30,589		426
Income (loss) per share attributable to Interface, Inc. common shareholders from continuing operations(4):
Basic	$0.11		$0.29		$0.65		$0.94		$(0.58)		$0.48		$0.00
Diluted	$0.11		$0.28		$0.64		$0.93		$(0.58)		$0.47		$0.00
Cash dividends per common share	$—		$—		$—		$0.08		$0.12		$0.06		$0.005
Other Data:
Adjusted EBITDA(5)	$82,825		$98,164		$121,371		$151,878		$137,511		$76,391		$37,686
Depreciation and amortization	22,907		20,448		21,750		22,487		23,664		11,984		12,045
Capital expenditures	11,600		19,354		28,540		40,592		29,300		14,079		7,401
Ratio of earnings to fixed charges(6)	1.2	x	1.5	x	2.0	x	3.1	x	1.2	x	3.3	x	1.1	x

	As of					As of
	January 2,	January 1,	December 31,	December 30,	December 28,	June 29,	July 5,
	2005	2006	2006	2007	2008	2008	2009
(dollars in thousands)	(audited)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$17,158	$47,275	$109,157	$82,375	$71,757	$83,616	$89,867
Accounts receivable, net	114,980	114,070	143,025	178,625	144,783	175,263	122,758
Inventories	93,674	87,823	112,293	125,789	128,923	152,039	122,854
Property and Equipment	118,493	115,890	134,631	161,874	160,717	170,618	164,097
Working capital	344,460	317,668	380,253	238,578	221,323	263,478	221,209
Current maturities of long-term debt	—	—	—	—	—	—	14,586
Total assets	869,798	838,990	928,340	835,232	706,035	879,330	705,465
Total long-term debt	460,000	458,000	411,365	310,000	287,588	310,000	279,556
Total shareholders’ equity(3)	198,309	176,485	279,900	301,116	217,437	342,114	230,481
Total capitalization(7)	658,309	634,485	691,265	611,116	505,025	652,114	524,623

(1)	In the third quarter of 2007, we sold our Fabrics Group business segment. In the third quarter of 2004, we also decided to discontinue the operations related to our Re:Source dealer businesses (as well as the operations of a small Australian dealer business and a small residential fabrics business). The data has been adjusted to reflect the discontinued operations of these businesses.

(2)	Included in our 2007 income from continuing operations is a loss of $1.9 million on the disposition of our Pandel business, which comprised our Specialty Products segment. Included in the 2008 loss from continuing operations is a non-cash charge of $61.2 million for impairment of goodwill of our Bentley Prince Street business segment, as well as tax expense of $13.3 million related to the anticipated repatriation in 2009 of foreign earnings. For further analysis, see the note entitled “Taxes on Income” in the notes to consolidated financial statements included in our Form 8-K filed July 27, 2009 incorporated by reference into this prospectus.

(3)	All periods presented have been adjusted to reflect the adoption of SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”. This standard was adopted by us in the first quarter of 2009.

(4)	Amounts for all periods presented have been adjusted to reflect the adoption of FSP EITF 03-6-1. This standard was adopted by us in the first quarter of 2009.

(5)	Adjusted EBITDA represents operating income plus depreciation, amortization, goodwill impairment and restructuring charges, as indicated below. While adjusted EBITDA should not be construed as a substitute for operating income, which is determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA is not necessarily a measure of our ability to fund cash needs. The following are our components of adjusted EBITDA:

						For the
	For the Year Ended					Six Months Ended
	January 2,	January 1,	December 31,	December 30,	December 28,	June 29,	July 5,
	2005	2006	2006	2007	2008	2008	2009
(dollars in thousands)	(audited)					(unaudited)
Operating income	$59,918	$77,716	$99,621	$129,391	$41,659	$64,407	$23,940
Depreciation and amortization	22,907	20,448	21,750	22,487	23,664	11,984	12,045
Goodwill impairment charges(8)	—	—	—	—	61,213	—	—
Restructuring charges(9)	—	—	—	—	10,975	—	7,627
Gain on litigation settlements	—	—	—	—	—	—	(5,926)

Adjusted EBITDA	$82,825	$98,164	$121,371	$151,878	$137,511	$76,391	$37,686

(6)	For purposes of computing the ratio of earnings to fixed charges: (a) fixed charges consist of interest on debt (including capitalized interest), amortization of debt expenses and a portion of rental expense determined to be representative of interest and (b) earnings consist of income (loss) from continuing operations before income taxes and fixed charges as described above.

(7)	Total capitalization includes long-term debt (including current maturities of long-term debt) and total common shareholders’ equity. See “Capitalization”.

(8)	In the fourth quarter of 2008, we recognized a non-cash charge of $61.2 million for impairment of goodwill related to our Bentley Prince Street reporting unit. For further information, see the note entitled “Impairment of Goodwill” in our 2008 Form 10-K incorporated by reference into this prospectus.

(9)	In the fourth quarter of 2008, we recorded a pre-tax restructuring charge of $11.0 million, comprised of employee severance expense of $7.8 million, impairment of assets of $2.6 million, and other exit costs of $0.7 million (primarily related to lease exit costs and other closure activities); approximately $8.3 million of the restructuring charge will involve cash expenditures, primarily severance expense. In the first six months of 2009, we recorded a pre-tax restructuring charge of $7.6 million, comprised of $5.9 million of employee severance expense and $1.7 million of other exit costs (primarily costs to exit the Canadian manufacturing facilities, lease exit costs and other costs); approximately $7.1 million of the 2009 restructuring charge will involve cash expenditures, primarily severance expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
     Following the sale of our Fabrics Group business segment in 2007, as discussed below, our revenues are derived from sales of floorcovering products, primarily modular and broadloom carpet. Our business, as well as the commercial interiors industry in general, is cyclical in nature and is impacted by economic conditions and trends that affect the markets for commercial and institutional business space. The commercial interiors industry, including the market for floorcovering products, is largely driven by reinvestment by corporations into their existing businesses in the form of new fixtures and furnishings for their workplaces. In significant part, the timing and amount of such reinvestments are impacted by the profitability of those corporations. As a result, macroeconomic factors such as employment rates, office vacancy rates, capital spending, productivity and efficiency gains that impact corporate profitability in general, also affect our business.
     During the past several years, we have successfully focused more of our marketing and sales efforts on non-corporate office segments to reduce somewhat our exposure to economic cycles that affect the corporate office market segment more adversely, as well as to capture additional market share. Our mix of corporate office versus non-corporate office modular carpet sales in the Americas has shifted over the past several years to 45% and 55%, respectively, for 2008 compared with 64% and 36%, respectively, in 2001. Company-wide, our mix of corporate office versus non-corporate office sales was 60% and 40%, respectively, in 2008. We expect a further shift in the future as we continue to implement our market diversification strategy.
     During the years 2001-2003, the commercial interiors industry as a whole, and the broadloom carpet market in particular, experienced decreased demand levels, which significantly impaired our growth and operating profitability during those years. During 2004, the commercial interiors industry began recovering from the downturn, which led to improved sales and operating profitability for us. That recovery continued at a gradual pace from 2005 through the first half of 2008. In the fourth quarter of 2008, and particularly in November and December, the worldwide financial and credit crisis caused many corporations, governments and other organizations to delay or curtail spending on renovation and construction projects where our carpet is used. This downturn negatively impacted our performance and led to the goodwill impairment and restructuring charges, discussed below, that we incurred in the fourth quarter of 2008.
Goodwill Impairment Write-Down
     During the fourth quarters of 2008, 2007 and 2006, we performed the annual goodwill impairment test required by SFAS No. 142. We perform this test at the reporting unit level, which is one level below the segment level for the Modular Carpet business segment and at the level of the Bentley Prince Street business segment. In effecting the impairment testing, we prepared valuations of reporting units on both a market comparable methodology and an income methodology in accordance with the applicable standards, and those valuations were compared with the respective book values of the reporting units to determine whether any goodwill impairment existed. In preparing the valuations, past, present and future expectations of performance were considered. In the fourth quarter of 2008, a goodwill impairment of $61.2 million related to our Bentley Prince Street reporting unit was identified due largely to the following factors:
•	There has been Significant Decline in Bentley Prince Street’s Performance, Primarily in the Last Three Months of 2008. This decline also was reflected in the forward projections of Bentley Prince Street’s budgeting process. The projections showed a decline in both sales and operating income over Bentley Prince Street’s three-year budgeting process. These declines impacted the value of the business from an income valuation approach. The declines in projections are primarily related to the global economic crisis and its impact on the broadloom carpet market.

•	There has been an Increase in the Discount Rate used to Create the Present Value of Future Expected Cash Flows. This increase from approximately 12% to 16% is more reflective of our current market capitalization and risk premiums on a reporting unit level, which impacted the value of the business using an income valuation approach.

•	There has been a Decrease in the Market Multiple Factors used for a Market Valuation Approach. This decrease is reflective of the general market conditions regarding current market activities and market valuation guidelines.

     Our other core modular carpet business reporting units maintained fair values in excess of their respective carrying values as of the fourth quarter of 2008, and therefore no impairment was indicated during their testing.
     In 2007, we recorded charges of $44.5 million for goodwill impairment and $3.8 million for other impaired intangible assets related to the sale of our Fabrics Group business segment. We also recorded a goodwill impairment charge of $20.7 million in 2006 in connection with the sale of our European fabrics operation. As discussed below, these charges are included as part of our loss from discontinued operations during those respective periods.
Restructuring Charges
     In the first quarter of 2009, we adopted a restructuring plan, primarily comprised of a further reduction in our worldwide employee base by a total of approximately 290 employees and continuing actions taken to better align fixed costs with demand for our products on a global level. In connection with the plan, we recorded a pre-tax restructuring charge of $5.7 million, comprised of $4.0 million of employee severance expense and $1.7 million of other exit costs (primarily costs to exit the Canadian manufacturing facilities, lease exit costs and other costs). Approximately $5.2 million of the restructuring charge will involve cash expenditures, primarily severance expense. In the second quarter of 2009, we recorded an additional $1.9 million restructuring charge as a continuation of this plan. The charge in the second quarter of 2009 is due to approximately 80 additional employee reductions, and relates entirely to employee severance expense. The 2009 restructuring plan is expected to yield annualized cost savings of approximately $21 million.
     In the fourth quarter of 2008, we committed to a restructuring plan intended to reduce costs across our worldwide operations, and more closely align our operations with reduced demand levels. The reduction of the demand levels is primarily a result of the worldwide recession and the associated delays and reductions in the number of construction projects where our carpet products are used. The plan primarily consists of ceasing manufacturing operations at our facility in Belleville, Canada, and reducing our worldwide employee base by a total of approximately 530 employees in the areas of manufacturing, sales and administration. In connection with the restructuring plan, we recorded a pre-tax restructuring charge in the fourth quarter of 2008 of $11.0 million. We record our restructuring accruals under the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS No. 112, “Employer’s Accounting for Post-Employment Benefits, an Amendment of FASB Statements No. 5 and 43,” as appropriate. The restructuring charge is comprised of employee severance expense of $7.8 million, impairment of assets of $2.6 million, and other exit costs of $0.7 million (primarily related to lease exit costs and other closure activities). Approximately $8.3 million of the restructuring charge will be cash expenditures, primarily severance expense. Actions and expenses related to this plan were substantially completed in the first quarter of 2009, and the plan is expected to yield annualized cost savings of approximately $30 million.
     We recorded a pre-tax restructuring charge of $3.3 million in 2006. The charge reflected: (1) the closure of our fabrics manufacturing facility in East Douglas, Massachusetts, and consolidation of those operations into our former facility in Elkin, North Carolina; (2) workforce reduction at the East Douglas, Massachusetts facility; and (3) a reduction in carrying value of another fabrics facility and other assets. The restructuring charge was comprised of $0.3 million of cash expenditures for severance benefits and other similar costs, and $3.0 million of non-cash charges, primarily for the write-down of carrying value and disposal of assets. Because this restructuring charge related to the Fabrics Group business segment, it is now included as part of our discontinued operations.
Repatriation of Earnings of Foreign Subsidiaries
     In the fourth quarter of 2008, we recorded a tax charge of approximately $13.3 million for the anticipated future repatriation of approximately $37 million of earnings from our Canadian and European subsidiaries. We anticipated repatriating most of these earnings in 2009. As a result, we determined that those earnings were no longer indefinitely reinvested outside of the U.S. and recorded the appropriate charge, in accordance with the provisions of Accounting Principles Board Opinion No. 23, “Accounting for Income Taxes — Special Areas”. For additional information on this tax charge, see the note entitled “Taxes on Income” in the notes to consolidated financial statements included in our Form 8-K filed July 27, 2009 incorporated by reference into this prospectus.

Sale of Fabrics Group Business Segment
     In the third quarter of 2007, we completed the sale of our Fabrics Group business segment to a third party pursuant to an agreement we entered into in the second quarter of 2007. Following working capital and other adjustments provided for in the agreement, we received $60.7 million in cash at the closing of the transaction. We initially recognized a $6.5 million receivable related to additional purchase price under the agreement pursuant to an earn-out arrangement focused on the performance of that business segment, as owned and operated by the purchaser, during the 18-month period following the closing. However, in the third quarter of 2008, we determined that the receipt of this deferred amount was less than probable and therefore reserved for the full amount of this deferred purchase price. As discussed in the notes to consolidated financial statements included in our 2008 Form 10-K incorporated by reference into this prospectus, in the first quarter of 2007, we recorded charges for impairment of goodwill of $44.5 million and impairment of other intangible assets of $3.8 million related to the Fabrics Group business segment. In addition, as a result of the agreed-upon purchase price for the segment, we recorded an additional impairment of assets of $13.6 million in the second quarter of 2007.
     Previously, in April 2006, we sold our European component of the fabrics business (Camborne Holdings Limited) for $28.8 million. In connection with the sale, we recorded a pre-tax non-cash charge of $20.7 million for the impairment of goodwill in the first quarter of 2006 and a loss on disposal of $1.7 million in the second quarter of 2006.
     As described below, the results of operations of the former Fabrics Group business segment, including the European component, as well as the related impairment charges and loss on disposal discussed above, are included as part of our discontinued operations.
Discontinued Operations
     As described in more detail above, in 2007, we sold our Fabrics Group business segment. In addition, in 2004, we decided to exit our owned Re:Source dealer businesses, which were part of a broader network comprised of both owned and aligned dealers that sell and install floorcovering products, and we began to dispose of several of our dealer subsidiaries. We now have sold or terminated all ongoing operations of our dealer businesses, and in some cases we are completing their wind-down through subcontracting arrangements.
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we have reported the results of operations for the Re:Source dealer businesses (as well as the results of operations of a small Australian dealer business and a small residential fabrics business that we also decided to exit at that time), and the results of operations for the former Fabrics Group business segment for all periods reflected herein, as “discontinued operations”. Consequently, our discussion of revenues or sales and other results of operations (except for net income or loss amounts), including percentages derived from or based on such amounts, excludes these discontinued operations unless we indicate otherwise.
     Our discontinued operations had no net sales and no income or loss in the three-month period ended July 5, 2009, and had no net sales and a loss of $0.7 million in the six-month period ended July 5, 2009 (these results are included in our statements of operations as part of the “Loss from discontinued operations, net of tax”). Our discontinued operations had no net sales and no income or loss in the three-month and six-month periods ended June 29, 2008.
Sale of Pandel
     In the first quarter of 2007, we sold our Pandel, Inc. business for $1.4 million and recorded a loss of $1.9 million on this sale. Pandel comprised our Specialty Products segment.
Analysis of Results of Operations
     The following discussion and analyses reflect the factors and trends discussed in the preceding sections.
     During the quarter ended July 5, 2009, we had net sales of $211.3 million, compared with net sales of $295.0 million in the first quarter last year. Fluctuations in currency exchange rates negatively impacted 2009 second quarter sales by 6% (approximately $19 million), compared with the prior year period. During the first six months of fiscal 2009, we had net sales of $410.6 million, compared with net sales of $556.7 million in the first six months of last year. Fluctuations in currency exchange rates negatively impacted sales in the first six months of 2009 by 8% (approximately $42 million), compared with the prior year period.
     Included in our results for the three-month and six-month periods ended July 5, 2009 is $6.1 million of costs related to the partial retirement of our 10.375% Notes in the second quarter of 2009. These periods also include income of $5.9 million related to the settlement of patent litigation. We received $16.0 million of proceeds from the settlement of this litigation. The $5.9 million represents the net proceeds after application of all previously capitalized legal fees, current legal fees related to the settlements and other related fees for these patent litigation matters.
     During the second quarter of 2009, we had net income attributable to Interface, Inc. of $3.7 million, or $0.06 per diluted share, compared with net income attributable to Interface, Inc. of $15.9 million, or $0.25 per diluted share, in the second quarter last year. Income from continuing operations in the second quarter of 2009 was $3.8 million, or $0.06 per diluted share, compared with income from continuing operations of $16.3 million, or $0.25 per diluted share, in the second quarter of 2008.
     During the six months ended July 5, 2009, we had net loss attributable to Interface, Inc. of $0.5 million, or $0.01 per share, compared with net income attributable to Interface, Inc. of $30.0 million, or $0.47 per diluted share, in the first six months of last year. Income from continuing operations was $0.4 million, or $0.00 per diluted share, in the six months ended July 5, 2009, compared with income from continuing operations of $30.6 million, or $0.47 per diluted share, in the first six months of 2008.

     Our net sales that were denominated in currencies other than the U.S. dollar were approximately 50% in 2008, and approximately 49% in each of 2007 and 2006. Because we have such substantial international operations, we are impacted, from time to time, by international developments that affect foreign currency transactions. For example, the performance of the euro against the U.S. dollar, for purposes of the translation of European revenues into U.S. dollars, favorably affected our reported results during the years 2006-2008, when the euro was strengthening relative to the U.S. dollar. The following table presents the amount (in U.S. dollars) by which the exchange rates for converting euros into U.S. dollars have affected our net sales and operating income during the past three years:

	2006	2007	2008
	(in millions)
Net sales	$3.7	$31.1	$24.5
Operating income	0.4	4.9	3.0
     The following table presents, as a percentage of net sales, data for the three fiscal years ended December 28, 2008 and the three-month and six-month periods ended June 29, 2008 and July 5, 2009, respectively:

	Fiscal Year			Three Months Ended		Six Months Ended
				June 29,	July 5,	June 29,	July 5,
	2006	2007	2008	2008	2009	2008	2009
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	66.0	65.1	65.6	64.3	67.3	64.2	67.8

Gross profit on sales	34.0	34.9	34.4	35.7	32.7	35.8	32.2
Selling, general and administrative expenses	23.1	22.8	23.9	24.4	24.7	24.3	26.0
Loss on disposal — Pandel	—	0.2	—	—	—	—	—
Impairment of goodwill	—	—	5.7	—	—	—	—
Income from litigation settlements	—	—	—	—	—	—	(1.4)
Restructuring charge	—	—	1.0	—	0.9	—	1.9

Operating income	10.9	11.9	3.8	11.3	9.9	11.6	5.8
Bond retirement expenses	—	—	—	—	—	—	1.5
Interest/Other expense	4.7	3.2	3.1	2.7	4.0	2.9	3.7

Income (loss) from continuing operations before tax	6.2	8.7	0.8	8.6	3.0	8.7	0.6
Income tax expense (benefit)	2.2	3.3	4.0	3.1	1.2	3.2	0.5

Income (loss) from continuing operations	4.0	5.5	(3.2)	5.5	1.8	5.5	0.1
Discontinued operations, net of tax	(2.6)	(6.3)	(0.5)	—	—	—	(0.2)
Loss on disposal	(0.2)	—	—	—	—	—	—

Net income (loss)	1.1	(0.9)	(3.7)	5.5	1.8	5.5	(0.1)

Net income (loss) attributable to Interface, Inc.	1.1	(1.0)	(3.8)	5.4	1.7	5.4	(0.1)

     Below we provide information regarding net sales for each of our three operating segments, and analyze those results for each of the last three fiscal years (each of which were 52-week periods) and the three-month and six-month periods ended June 29, 2008 and July 5, 2009.
Net Sales by Business Segment
     We currently classify our businesses into the following three operating segments for reporting purposes:
•	Modular Carpet segment, which includes our InterfaceFLOR, Heuga and FLOR modular carpet businesses, and also includes our Intersept antimicrobial chemical sales and licensing program;

•	Bentley Prince Street segment, which includes our Bentley Prince Street broadloom, modular carpet and area rug businesses; and

•	Specialty Products segment, which includes our former subsidiary Pandel, Inc. that we sold in March 2007.
     Net sales by operating segment were as follows for the three fiscal years ended December 28, 2008 and for the three-month and six-month periods ended June 29, 2008 and July 5, 2009, respectively:

	Fiscal Year			Three Months Ended		Six Months Ended
				June 29,	July 5,	June 29,	July 5,
Net Sales By Segment	2006	2007	2008	2008	2009	2008	2009
			(in thousands)
Modular Carpet	$763,659	$930,717	$946,816	$259,313	$186,568	$485,386	$363,020
Bentley Prince Street	137,920	148,364	135,528	35,692	24,729	71,355	47,585
Specialty Products	13,080	2,192	—	—	—	—	—

Total	$914,659	$1,081,273	$1,082,344	$295,005	$211,297	$556,741	$410,605

     Modular Carpet Segment. For the quarter ended July 5, 2009, net sales for the modular carpet segment decreased $72.7 million (28.1%) versus the comparable period in 2008. This decline is primarily attributable to the reduced order activity for renovation and construction projects as a result of the worldwide financial and credit crisis. On a geographic basis, sales in the Americas and Asia-Pacific were down 23% and 34%, respectively. Sales in Europe were down 23% in local currency and 33% as reported in U.S. dollars as a result of the continued strengthening of the U.S. dollar versus the Euro and British Pound Sterling on a year-over-year basis. The decline in the corporate office segment (down 37%) was the primary driver of the decrease in sales. The impact of this decline was somewhat mitigated as a result of our market diversification strategy, as we saw lesser decreases in the government (14% decline) and retail (14% decline) segments as well as a slight increase in the education segment (1% increase).
     For the six months ended July 5, 2009, net sales for the modular carpet segment decreased $122.4 million (25.2%) versus the comparable period in 2008. This decline is primarily attributable to the reduced order activity for renovation and construction projects as a result of the worldwide financial and credit crisis. On a geographic basis, sales in the Americas and Asia-Pacific were down 18% and 29%, respectively. Sales in Europe were down 22% in local currency and 29% as reported in U.S. dollars as a result of the continued strengthening of the U.S. dollar versus the Euro and British Pound Sterling on a year-over-year basis. The decline in the corporate office segment (down 34%) was the primary driver of the decrease in sales. The impact of this decline was somewhat mitigated as a result of our market diversification strategy, as we saw lesser declines in the retail (8% decline), government (5% decline) and education (1% decline) segments.
     For 2008, net sales for the Modular Carpet segment increased $16.1 million (1.7%) versus 2007. The weighted average selling price per square yard in 2008 was up 4.6% compared with 2007 as a result of the premium positioning of our products in the marketplace and our ability to pass along increases in our raw material prices to our customers. On a geographic basis, our net sales in the Americas increased 2.0%, primarily as a result of increases into the institutional (which includes education and government facilities, a 16% increase), healthcare (9% increase) and other non-office markets that combined to more than offset the decline in the corporate office market (9% decrease). Net sales in Europe remained flat as reported in U.S. dollars, but declined 7% in local currencies primarily due to the downturn in the corporate office market (down 11% in local currency) which comprises the majority of that area’s sales. Asia-Pacific experienced a 10% sales increase, primarily due to the continued strength of the corporate office market (9% increase) and the success of our market diversification strategy, which saw significant increases in the retail (28% increase) and hospitality (85% increase) segments. Across all geographic regions (Americas, Europe and Asia-Pacific), sales began declining in the fourth quarter of 2008, as customers began delaying or reducing the number of renovation and construction projects where our carpet products are used, in response to the worldwide financial and credit crisis.
     For 2007, net sales for the Modular Carpet segment increased $167.1 million (21.9%) versus 2006. The weighted average selling price per square yard in 2007 was up 4.2% compared with 2006 as a result of the premium positioning of our products in the marketplace. On a geographic basis, we experienced significant increases in net sales in the Americas (15% increase), Europe (25% increase) and the Asia-Pacific region (33% increase). Our increase in the Americas was primarily due to the continued strength of the corporate office market (7% increase) and the success of our segmentation strategy, which saw significant increases in the institutional (21% increase), healthcare (17% increase) and hospitality (43% increase) segments. The increase in Europe was driven primarily by the continued strength of the corporate office market (24% increase), and was augmented by success in non-corporate segments, primarily the institutional (29% increase) and hospitality (65% increase) segments. Our growth in Asia-Pacific was primarily due to the strong corporate office market (45% increase) in that region.
     Bentley Prince Street Segment. In our Bentley Prince Street segment, net sales for the quarter ended July 5, 2009 decreased $11.0 million (30.7%) versus the comparable period in 2008. This decrease is primarily attributable to the downturn in demand in response to the worldwide financial and credit crisis, as well as the general market movement away from broadloom carpet and toward carpet tile. The sales decrease at Bentley Prince Street occurred in corporate (28% decline) and non-corporate segments, particularly in the hospitality (75% decline) and residential (57% decline) segments.
     For the six months ended July 5, 2009, net sales in our Bentley Prince Street segment decreased $23.8 million (33.3%) versus the comparable period in 2008. This decrease is primarily attributable to the downturn in demand in response to the worldwide financial and credit crisis, as well as the general market movement away from broadloom carpet and toward carpet tile. With the exception of an increase in the government segment (up 18%), this decrease at Bentley Prince Street occurred across all market segments, particularly in the corporate (down 30%), hospitality (down 74%) and residential (down 61%) market segments.
     For 2008, sales in the Bentley Prince Street segment decreased $12.8 million (8.7%) versus 2007. This decrease was primarily due to lower sales volume of broadloom carpet, in line with the general decrease in demand for broadloom carpet, coupled with the impact of the downturn in demand in response to the worldwide financial and credit crisis. This decrease in volume was somewhat offset by an 8% increase in weighted average selling price per square yard, a result of the increase in modular carpet as a percentage of its sales (modular carpet represented 25% of its sales in 2008 versus 21% in 2007) and the premium positioning of its products in the marketplace. The sales decrease occurred primarily in the corporate office (13% decrease) and retail (35% decrease) segments, and was somewhat offset by increases in the institutional (16% increase) and healthcare (18% increase) segments. In general, sales began declining in the fourth quarter of 2008, as customers began delaying or reducing the number of renovation and construction projects where our carpet products are used, in response to the worldwide financial and credit crisis.
     For 2007, sales in the Bentley Prince Street segment increased $10.4 million (7.6%) versus 2006. Our weighted average selling price per square yard in 2007 was up 7.0% compared with 2006 as a result of the premium positioning of our products in the marketplace. The increase in sales occurred primarily in our non-corporate office segments, particularly in the hospitality market (64% increase). This increase was offset to a large degree by flat sales in the corporate office segment in 2007 compared with 2006.

     Specialty Products Segment. Because we sold Pandel, Inc. (which comprised the Specialty Products segment) in March 2007, we had no sales in the Specialty Products segment in 2008 or after the first quarter of 2007. Thus, the segment is not comparable for the past two years.
Cost and Expenses
     Company Consolidated. The following table presents, on a consolidated basis for our operations, our overall cost of sales and selling, general and administrative expenses for the three fiscal years ended December 28, 2008 and three-month and six-month periods ended June 29, 2008 and July 5, 2009, respectively:

	Fiscal Year			Three Months Ended		Six Months Ended
				June 29,	July 5,	June 29,	July 5,
Cost and Expenses	2006	2007	2008	2008	2009	2008	2009
			(in thousands)
Cost of Sales	$603,551	$703,751	$710,299	$189,712	$142,191	$357,182	$278,330
Selling, General and Administrative Expenses	211,487	246,258	258,198	71,857	52,263	135,152	106,634

Total	$815,038	$950,009	$968,497	$261,569	$194,454	$492,334	$384,964

     For the quarter ended July 5, 2009, our cost of sales decreased $47.5 million (25.0%) versus the comparable period in 2008. Fluctuations in currency exchange rates accounted for approximately 6% ($12 million) of the decrease. The primary components of the $47.5 million decrease in cost of sales were reductions in raw materials costs (approximately $32 million decrease) and labor costs (approximately $5 million decrease) due to lower production volumes in the second quarter of 2009. Our raw materials prices in the second quarter of 2009 were approximately 3-5% lower than those in the second quarter of 2008. As a percentage of net sales, cost of sales increased to 67.3% for the quarter ended July 5, 2009, versus 64.3% in the comparable period in 2008. This percentage increase was due to under-absorption of fixed overhead costs associated with the lower production volumes. However, as a result of our restructuring initiatives discussed above, our cost of sales as a percentage of net sales in the second quarter of 2009 (67.3%) improved when compared with the first quarter of 2009 (68.3%).
     For the six months ended July 5, 2009, our cost of sales decreased $78.9 million (22.1%) versus the comparable period in 2008. Fluctuations in currency exchange rates accounted for approximately 7% ($26 million) of the decrease. The primary components of the $78.9 million decrease in cost of sales were reductions in raw materials costs (approximately $53 million decrease) and labor costs (approximately $8 million decrease) due to lower production volumes in the first half of 2009. Our raw materials prices in the first six months of 2009 were approximately 3-5% lower than those in the first six months of 2008. As a percentage of net sales, cost of sales increased to 67.8% for the six months ended July 5, 2009 from 64.2% in the comparable period in 2008. This percentage increase was due to under-absorption of fixed overhead costs associated with the lower production volumes. We expect improvement in our cost of sales as a percentage of net sales in the second half of 2009 as compared with the first six months of the year.
     For 2008, our cost of sales increased $6.5 million (0.9%) versus 2007. Our raw materials prices in 2008 were relatively consistent with raw material prices in 2007. The translation of euros into U.S. dollars resulted in an approximately $14.2 million increase in the cost of sales in 2008 compared with 2007. These increases were offset primarily by decreased variable production costs in absolute dollar terms in the fourth quarter of 2008, as production volumes were lower in that period than in the prior year period as a result of decreased sales activity. As a percentage of sales, cost of sales increased to 65.6% during 2008 versus 65.1% during 2007. The percentage increase was due to under-absorption of fixed overhead costs as a result of (1) lower production volumes in our American and European modular carpet operations, (2) additional fixed costs as a result of our plant expansion in our Asia-Pacific modular carpet operations, and (3) lower production volumes at the company’s Bentley Prince Street segment. It is our belief that the restructuring activities undertaken in the fourth quarter of 2008 and first quarter of 2009 will more closely realign production capabilities with demand in 2009.
     For 2007, our cost of sales increased $100.2 million (16.6%) versus 2006, primarily due to increased raw materials costs ($66.1 million) and labor costs ($10.0 million) associated with increased production levels in 2007. Our raw materials prices in 2007 were consistent with raw material prices in 2006 as increases in the prices of petroleum-based products were offset by decreases in the prices of other raw materials. In addition, the translation of euros into U.S. dollars resulted in an approximately $18.2 million increase in the cost of sales in 2007 compared with 2006. As a percentage of net sales, cost of sales decreased to 65.1% during 2007 versus 66.0% during 2006. The percentage decrease was primarily due to increased sales price levels, increased absorption of fixed manufacturing costs associated with increased production levels, and improved manufacturing efficiencies in our European modular carpet operations.
     For the quarter ended July 5, 2009, our selling, general and administrative expenses decreased $19.6 million (27.3%) versus the comparable period in 2008. Fluctuations in currency exchange rates accounted for approximately 7% ($5 million) of the decrease. The primary components of the $19.6 million decrease in selling, general and administrative expenses were (1) a $7.9 million reduction in selling costs associated with the decline in sales volume, (2) a $4.4 million reduction in marketing expense as programs were cut or reduced to better match anticipated demand, and (3) a $2.2 million reduction in incentive compensation as performance goals were not achieved to the same degree as they were in the comparable period in 2008. Due to our lower sales volumes in the current year period, as a percentage of net sales, selling, general and administrative expenses increased to 24.7% for the three months ended July 5, 2009, versus 24.4% for the comparable period in 2008. However, as a result of our restructuring initiatives discussed above, our selling, general and administrative expenses as a percentage of net sales in the second quarter of 2009 (24.7%) improved when compared with the first quarter of 2009 (27.3%).

     For the six months ended July 5, 2009, our selling, general and administrative expenses decreased $28.5 million (21.1%) versus the comparable period in 2008. Fluctuations in currency exchange rates accounted for approximately 9% ($12 million) of the decrease. The primary components of the $28.5 million decrease in selling, general and administrative expenses were (1) a $12.5 million reduction in selling costs associated with the decline in sales volume, (2) an $8.1 million reduction in marketing expense as programs were cut or reduced to better match anticipated demand, and (3) a $3.2 million reduction in incentive compensation as performance goals were not achieved to the same degree as they were in the comparable period in 2008. Due to our lower sales volumes in the current year period, as a percentage of net sales, selling, general and administrative expenses increased to 26.0% for the six months ended July 5, 2009, versus 24.3% for the comparable period in 2008. We expect improvement in our selling, general and administrative expenses as a percentage of net sales in the second half of 2009 as compared with the first six months of the year.
     For 2008, our selling, general and administrative expenses increased $11.9 million (4.8%) versus 2007. The primary components of this increase were: (1) a $7.2 million increase in expenses due to the translation of euros into U.S. dollars; (2) $6.3 million of increased marketing expenditures, primarily related to our continued focus on market diversification in Europe; (3) $3.5 million of increased selling costs associated with the increase in sales volume for the first nine months of the year versus the same period in 2007 (in the first nine months of 2008, selling expenses increased approximately $8.8 million and were offset by a $5.3 million decline in selling expenses in the fourth quarter of 2008 due to lower sales versus the year ago fourth quarter period); and (4) $2.4 million associated with the decline in cash surrender value of company-owned life insurance. These increases were somewhat offset by a $10.9 million decrease in incentive compensation in 2008 versus 2007 as performance targets were not achieved in 2008 to the same degree as in 2007. As a percentage of net sales, selling, general and administrative expenses increased to 23.9% for 2008, versus 22.8% for 2007, due to these same factors.
     For 2007, our selling, general and administrative expenses increased $34.8 million (16.4%) versus 2006. The primary components of this increase were: (1) $11.5 million in increased selling costs, commensurate with the increase in sales volume in 2007; (2) a $7.8 million increase in expenses due to the translation of euros into U.S. dollars; (3) $7.5 million of increased marketing expenses as we continued to invest in our marketing platforms; and (4) $2.5 million related to incremental performance vesting of restricted stock and other one-time incentive programs in 2007 compared with 2006. However, as a percentage of net sales, selling, general and administrative expenses decreased to 22.8% for 2007, versus 23.1% for 2006, a direct result of our continued cost control measures.
     Cost and Expenses by Segment. The following table presents the combined cost of sales and selling, general and administrative expenses for each of our operating segments for the three fiscal years ended December 28, 2008 and the three-month and six-month periods ending June 29, 2008 and July 5, 2009, respectively:

Cost of Sales and Selling,	Fiscal Year			Three Months Ended		Six Months Ended
General and Administrative				June 29,	July 5,	June 29,	July 5,
Expenses (Combined)	2006	2007	2008	2008	2009	2008	2009
	(in thousands)
Modular Carpet	$665,415	$797,060	$826,807	$223,946	$167,560	$419,153	$332,005
Bentley Prince Street	131,989	142,771	135,574	35,492	26,353	69,566	51,780
Specialty Products	12,716	2,052	—	—	—	—	—
Corporate Expenses	4,918	8,126	6,116	2,131	541	3,615	1,179

Total	$815,038	$950,009	$968,497	$261,569	$194,454	$492,334	$384,964

Interest and Other Expense
     For the three-month period ended July 5, 2009, interest expense decreased $0.4 million to $7.7 million, versus $8.1 million in the comparable period in 2008. For the six-month period ended June 29, 2008, interest expense decreased $0.5 million to $15.4 million, versus $15.9 million in the comparable period in 2008. These decreases were due primarily to the lower levels of debt outstanding on a daily basis during each of the first two quarters of 2009 versus the comparable periods in 2008. For example, in the first six months of 2008, we had outstanding $175 million of our 10.375% Notes. During the second half of 2008 and the first quarter of 2009, we repurchased $33.2 million aggregate principal amount of these notes. In June of 2009, we repurchased an additional $127.2 million aggregate principal amount of these notes pursuant to a tender offer and issued $150 million aggregate principal amount of our 11 3/8% Senior Secured Notes. The additional interest expense related to these new notes was not fully reflected in the second quarter of 2009 due to their issuance relatively late in the quarter.
     For 2008, interest expense decreased by $2.6 million versus 2007, due to the lower average debt balance in 2008 versus 2007. The lower balance was primarily the result of the paydown of $79.0 million of our 7.3% Senior Notes in the third quarter of 2007 and the repurchase of $22.4 million of our 10.375% Notes in the fourth quarter of 2008.
     For 2007, interest expense decreased by $8.1 million versus 2006. The decrease was due primarily to the repurchase and redemption of all of our outstanding 7.3% Senior Notes (approximately $101.4 million) during the year.
Tax
     Our effective tax rate in 2008 was 504.7%, compared with an effective rate of 37.6% in 2007. This increase in rate is primarily attributable to (1) a non-deductible goodwill impairment charge in 2008 related to our Bentley Prince Street business, (2) a 2008 provision for taxes related to undistributed earnings from foreign subsidiaries no longer deemed to be indefinitely reinvested outside of the U.S., (3) an increase in non-deductible business expenses related to the decrease in the cash surrender value of life insurance policies associated with the funding of our nonqualified savings plans and salary continuation plan, (4) an increase in the U.S. tax effects attributable to foreign operations related to Subpart F income, and (5) an increase in valuation allowances related to state net operating loss carryforwards. For additional information on taxes, see the note entitled “Taxes on Income” in the notes to consolidated financial statements included in our Form 8-K filed July 27, 2009 incorporated by reference into this prospectus.

     Our effective tax rate in 2007 was 37.6%, compared with an effective rate of 36.3% in 2006. This increase in rate is primarily attributable to (1) a non-deductible loss on the sale of Pandel, Inc., and (2) an increase in non-deductible business expenses related to executive compensation.
Liquidity and Capital Resources
General
     In our business, we require cash and other liquid assets primarily to purchase raw materials and to pay other manufacturing costs, in addition to funding normal course selling, general and administrative expenses, anticipated capital expenditures, interest expense and potential special projects. We generate our cash and other liquidity requirements primarily from our operations and from borrowings or letters of credit under our domestic revolving credit facility with a banking syndicate. We believe that we will be able to continue to enhance the generation of free cash flow through the following initiatives:
•	improving our inventory turns by continuing to implement a made-to-order model throughout our organization;

•	reducing our average days sales outstanding through improved credit and collection practices; and

•	limiting the amount of our capital expenditures generally to those projects that have a short-term payback period.
     Historically, we use more cash in the first half of the fiscal year, as we fund insurance premiums, tax payments, incentive compensation and inventory build-up in preparation for the holiday/vacation season of our international operations.
     In addition, we have a high contribution margin business with low capital expenditure requirements. Contribution margin represents variable gross profit margin less the variable component of selling, general and administrative expenses, and for us is an indicator of profit on incremental sales after the fixed components of cost of goods sold and selling, general and administrative expenses have been recovered. While contribution margin should not be construed as a substitute for gross margin, which is determined in accordance with GAAP, it is included herein to provide additional information with respect to our potential for profitability. In addition, we believe that investors find contribution margin to be a useful tool for measuring our profitability on an operating basis.
     Our ability to generate cash from operating activities is uncertain because we are subject to, and in the past have experienced, fluctuations in our level of net sales. In this regard, the worldwide financial and credit crisis that developed in the latter part of 2008 has resulted in a reduction in our net sales, as customers have delayed or reduced the number of renovation and construction projects where our carpet products are used. As a result, we cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay the interest and principal on our debt, or to fund our other liquidity needs, over the long-term as discussed in more detail below.
     At July 5, 2009, we had $89.9 million in cash. At that date, we had no borrowings and $8.8 million in letters of credit outstanding under our domestic revolving credit facility, and no borrowings outstanding under our European credit facility. As of July 5, 2009, we could have incurred $49.9 million of additional borrowings under our domestic revolving credit facility and €32.0 million (approximately $45.3 million) of additional borrowings under our European credit facility. In addition, we could have incurred an additional $9.5 million of borrowings under our other credit facilities in place at other non-U.S. subsidiaries.
     We have approximately $80.0 million in contractual cash obligations due by the end of the twelve months beginning July 5, 2009, which includes, among other things, pension cash contributions, interest payments on our debt and the $14.6 million aggregate principal amount of our 10.375% Notes included in our current liabilities. We currently estimate aggregate capital expenditures will be between $10 million and $15 million for 2009, an amount less than in prior years. Based on current interest rate and debt levels, we expect our aggregate interest expense for 2009 to be between $28 million and $30 million.

     In November 2006, we sold 5,750,000 shares of our Class A common stock at a public offering price of $14.65 per share, resulting in net proceeds of approximately $78.9 million after deducting the underwriting discounts and commissions and estimated offering expenses. Also, in July 2007, we sold our Fabrics Group business segment, and we received $60.7 million in cash at the closing of the transaction. In September 2007, we completed the redemption of all of our outstanding 7.3% Senior Notes due 2008.
     On June 5, 2009, we issued $150 million aggregate principal amount of our 11 3/8% Senior Secured Notes due 2013. Proceeds from this issuance were used to repurchase $127.2 million in aggregate principal amount of our 10.375% Notes, with respect to which we conducted a cash tender offer. As of July 5, 2009, only $14.6 million in aggregate principal amount of our 10.375% Notes remained outstanding, but we have a significant amount of other indebtedness. See “Description of Certain Indebtedness”. Our domestic revolving credit facility matures in December 2012, and our 9.5% Notes mature on February 1, 2014. We cannot assure you that we will be able to renegotiate or refinance any of our debt on commercially reasonable terms, or at all, especially given the unprecedented worldwide financial and credit crisis that developed in the second half of 2008 and its continuing impact on the availability of credit.
Domestic Revolving Credit Facility
     We amended our domestic revolving credit facility on January 1, 2008 and further amended such facility on May 14, 2009. As amended, it provides for a maximum aggregate amount of loans and letters of credit of up to $100 million (with the option to increase it to a maximum of $150 million upon the satisfaction of certain conditions) at any one time, subject to the borrowing base described below. The key features of the domestic revolving credit facility are as follows:
•	The revolving credit facility currently matures on December 31, 2012;

•	The revolving credit facility includes a domestic U.S. dollar syndicated loan and letter of credit facility made available to Interface, Inc. up to the lesser of (1) $100 million, or (2) a borrowing base equal to the sum of specified percentages of eligible accounts receivable and inventory in the United States (the percentages and eligibility requirements for the borrowing base are specified in the credit facility), less certain reserves;

•	Advances under the revolving credit facility are secured by a first-priority lien on substantially all of Interface, Inc.’s assets and the assets of each of its material domestic subsidiaries, which have guaranteed the revolving credit facility; and

•	The revolving credit facility contains a financial covenant (a fixed charge coverage ratio test) that becomes effective in the event that our excess borrowing availability falls below $20 million. In such event, we must comply with the financial covenant for a period commencing on the last day of the fiscal quarter immediately preceding such event (unless such event occurs on the last day of a fiscal quarter, in which case the compliance period commences on such date) and ending on the last day of the fiscal quarter immediately following the fiscal quarter in which such event occurred.
     The revolving credit facility also includes various reporting, affirmative and negative covenants, and other provisions that restrict our ability to take certain actions, including provisions that restrict our ability to repay our long-term indebtedness unless we meet a specified minimum excess availability test.
     Interest Rates and Fees. Interest on borrowings and letters of credit under the revolving credit facility is charged at varying rates computed by applying a margin (ranging from 1.75% to 2.50%, in the case of advances at a prime interest rate, and 3.25% to 4.00%, in the case of advances at LIBOR) over a baseline rate (such as the prime interest rate or LIBOR), depending on the type of borrowing and our average excess borrowing availability during the most recently completed fiscal quarter. In addition, we pay an unused line fee on the facility of 0.75%.
     Prepayments. The revolving credit facility requires prepayment from the proceeds of certain asset sales.
     Covenants. The revolving credit facility also limits our ability, among other things, to:
•	incur indebtedness or contingent obligations;

•	make acquisitions of or investments in businesses (in excess of certain specified amounts);

•	sell or dispose of assets (in excess of certain specified amounts);

•	create or incur liens on assets; and

•	enter into sale and leaseback transactions.
     We are presently in compliance with all covenants under the domestic revolving credit facility and anticipate that we will remain in compliance with the covenants for the foreseeable future. As of July 5, 2009, there were zero borrowings and $8.8 million in letters of credit outstanding under the domestic revolving credit facility. As of July 5, 2009, we could have incurred $49.9 million of additional borrowings under the domestic revolving credit facility.
     Events of Default. If we breach or fail to perform any of the affirmative or negative covenants under the revolving credit facility, or if other specified events occur (such as a bankruptcy or similar event or a change of control of Interface, Inc. or certain subsidiaries, or if we breach or fail to perform any covenant or agreement contained in any instrument relating to any of our other indebtedness exceeding $10 million), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. If an event of default exists and is continuing, the lenders’ agent may, and upon the written request of a specified percentage of the lender group, shall:
•	declare all commitments of the lenders under the facility terminated;

•	declare all amounts outstanding or accrued thereunder immediately due and payable; and

•	exercise other rights and remedies available to them under the agreement and applicable law.
     Collateral. The revolving credit facility is secured by substantially all of the assets of Interface, Inc. and its domestic subsidiaries (subject to exceptions for certain immaterial subsidiaries), including all of the stock of our domestic subsidiaries and up to 65% of the stock of our first-tier material foreign subsidiaries. If an event of default occurs under the revolving credit facility, the lenders’ collateral agent may, upon the request of a specified percentage of lenders, exercise remedies with respect to the collateral, including, in some instances, foreclosing mortgages on real estate assets, taking possession of or selling personal property assets, collecting accounts receivables, or exercising proxies to take control of the pledged stock of domestic and first-tier material foreign subsidiaries.
     May 14, 2009 Amendment. In addition to the terms summarized above (and in some cases in duplication thereof), the amendment entered into on May 14, 2009 provided for:
•	increased pricing as outlined above;

•	removal of equipment and real estate from the borrowing base;

•	the modification of certain rights and procedures with respect to defaulting lenders;

•	the consent to, in accordance with certain terms and procedures, the issuance of the 11 3/8% Senior Secured Notes due 2013, including the documentation related thereto and the grant of the security interest granted pursuant thereto; and

•	certain thresholds relating to real property collateral requirements.
Foreign Credit Facilities
     On April 24, 2009, our European subsidiary Interface Europe B.V. (and certain of its European subsidiaries collectively with Interface Europe B.V. referred to as the “Borrower”) entered into an amended and restated Credit Agreement with ABN AMRO Bank N.V. Under the Credit Agreement (which replaces a prior credit agreement with ABN AMRO Bank, N.V. executed on March 9, 2007), ABN AMRO will provide a credit facility, until further notice, available to the Borrower. The key features of the facility are as follows:
•	The facility provides availability for borrowings and bank guarantees in varying aggregate amounts over time as follows:

Maximum
Amount in
Time Period	Euros
(in millions)
May 1, 2009 — September 30, 2009	32
October 1, 2009 — September 30, 2010	26
October 1, 2010 — September 30, 2011	20
October 1, 2011 — September 30, 2012	14
From October 1, 2012	8
•	The facility is available to the Borrower for general working capital needs and for paying dividends.

•	A sublimit of €5 million applies to bank guarantees with a tenor exceeding one year.

•	Interest on borrowings under the facility is charged at varying rates computed by applying a margin of 1% over ABN AMRO’s Euro base rate (consisting of the leading refinancing rate as determined from time to time by the European Central Bank plus a debit interest surcharge), which base rate is subject to a minimum of 3.5% per annum. Fees on bank guarantees and documentary letters of credit are charged at a rate of 1% per annum or part thereof on the maximum amount and for the maximum duration of each guarantee or documentary letter of credit issued. A facility fee of 0.5% per annum is payable with respect to the facility amount.

•	The facility is secured by liens on certain real property, personal property and other assets of the Borrower.

•	The facility also includes certain financial covenants (which require the Borrower and its subsidiaries to maintain a minimum interest coverage ratio, total debt/EBITDA ratio and tangible net worth/total assets) and affirmative and negative covenants, and other provisions that restrict the Borrower’s ability (and the ability of certain of the Borrower’s subsidiaries) to take certain actions.
     As of July 5, 2009, some of our other non-U.S. subsidiaries had an aggregate of the equivalent of $9.5 million of lines of credit available, and there were no borrowings outstanding under these lines of credit.
     We are presently in compliance with all covenants under these foreign credit facilities and anticipate that we will remain in compliance with the covenants for the foreseeable future.
Senior and Senior Subordinated Notes
     As of July 5, 2009, we had $14.6 million of our 10.375% Notes outstanding, $150 million of our 11 3/8% Senior Secured Notes outstanding and $135 million of our 9.5% Notes outstanding. The indentures governing such notes, on a collective basis, contain covenants that limit or restrict our ability to:
•	incur additional indebtedness;

•	pay dividends or make other distributions on, redeem or repurchase capital stock;

•	make investments or other restricted payments;

•	create liens on our assets;

•	sell all, or substantially all, of our assets;

•	sell securities of our subsidiaries;

•	enter into certain types of transactions with affiliates; and

•	enter into mergers, consolidations or sales of all or substantially all of our assets.

     In addition, each of the indentures governing our 10.375% Notes and 9.5% Notes contains a covenant that requires us to make an offer to purchase the outstanding notes under such indenture in the event of a change of control (as defined in each respective indenture) of Interface, Inc.
     Each series of notes is guaranteed, fully, unconditionally, and jointly and severally, on an unsecured basis by each of Interface, Inc.’s material U.S. subsidiaries. If we breach or fail to perform any of the affirmative or negative covenants under one of these indentures, or if other specified events occur (such as a bankruptcy or similar event), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. An event of default also will exist under the indenture for the 9.5% Notes if we breach or fail to perform any covenant or agreement contained in any other instrument (including without limitation any other indenture) relating to any of our indebtedness exceeding $20 million and such default or failure results in the indebtedness becoming due and payable. If an event of default exists and is continuing, the trustee of the series of notes at issue (or the holders of at least 25% of the principal amount of such notes) may declare the principal amount of the notes and accrued interest thereon immediately due and payable (except in the case of bankruptcy, in which case such amounts are immediately due and payable even in the absence of such a declaration).
Analysis of Cash Flows
     Our primary sources of cash during the six month period ended July 5, 2009 were (1) $144.5 million from the issuance of our $150 million aggregate principal amount of 11 3/8% Senior Secured Notes due 2013, (2) $27.9 million received as a reduction of accounts receivable, and (3) $16.0 million from settlement of litigation. Our primary uses of cash during this period were (1) $138.0 million used to repurchase a portion of our 10.375% Notes ($127.2 million aggregate principal amount of these notes were repurchased pursuant to a tender offer conducted in connection with the issuance of the new 11 3/8% Senior Secured Notes described above), (2) $26.8 million as a reduction in accounts payable and accruals, (3) $5.8 million for debt issuance costs in connection with the 11 3/8% Senior Secured Notes described above, and (4) $5.3 million for premiums paid in connection with the repurchase of our 10.375% Notes.
     Our primary sources of cash during 2008 were: (1) $11.9 million from cash received as a reduction of accounts receivable, (2) $5.1 million associated with a reduction in other assets, and (3) $1.5 million from the exercise of employee stock options. The primary uses of cash during 2008 were: (1) $32.9 million of cash paid for interest, (2) $29.3 million for additions to property, plant and equipment, primarily at our manufacturing locations, (3) $22.4 million for repurchases of our 10.375% Notes, and (4) $7.6 million for the payment of dividends.
     Our primary sources of cash during 2007 were: (1) $60.7 million from the sale of our Fabrics Group business segment, (2) $4.6 million from the exercise of employee stock options, and (3) $1.4 million from the sale of our Pandel business. The primary uses of cash during 2007 were: (1) $101.4 million for repurchases and the redemption of our 7.3% Senior Notes due 2008, (2) $40.6 million for additions to property, plant and equipment, primarily at our manufacturing locations, and (3) $4.9 million for the payment of our dividends.
     Our primary sources of cash during 2006 were: (1) $78.9 million from our sale of 5,750,000 shares of common stock, (2) $28.8 million received from the sale of our European fabrics business, and (3) $7.1 million from the exercise of employee stock options. The primary uses of cash during 2006 were: (1) $46.6 million for repurchases of our 7.3% Senior Notes, (2) $40.4 million for bond interest payments, and (3) $28.5 million for additions to property and equipment in our manufacturing locations.
Funding Obligations
     We have various contractual obligations that we must fund as part of our normal operations. The following table discloses aggregate information about our contractual obligations (including the remaining contractual obligations related to our discontinued operations) and the periods in which payments are due. The amounts and time periods are measured from July 5, 2009, except as expressly indicated otherwise.

		Payments Due by Period
	Total	Less			More
	Payments	Than			Than
	Due	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Long-Term Debt Obligations(1)	$299,586	$14,586	$—	$285,000	$—
Operating Lease Obligations(2)	70,123	21,577	30,402	15,146	2,998
Expected Interest Payments(3)	133,601	30,770	59,775	43,056	—
Unconditional Purchase Obligations(4)	3,480	2,516	962	2	—
Pension Cash Obligations(5)	115,905	10,566	21,719	22,660	60,960

Total Contractual Cash Obligations(6)	$622,695	$80,015	$112,858	$365,864	$63,958

(1)	Includes future cash payments related to the repayment of the $150.0 million aggregate principal amount of our 11 3/8% Senior Secured Notes due 2013 issued on June 5, 2009. Also includes the $14.6 million aggregate principal amount of our 10.375% Notes that remain outstanding following the completion of our tender offer for such notes on June 5, 2009.

(2)	Our capital lease obligations are insignificant.

(3)	Expected Interest Payments include expected interest payments related to the remaining $14.6 million of our 10.375% Notes outstanding and our $135.0 million of outstanding 9.5% Notes at July 5, 2009. Also included are expected interest payments related to the $150.0 million of our 11 3/8% Senior Secured Notes due 2013 issued on June 5, 2009. We have assumed in the presentation that we will hold the 10.375% Notes, 11 3/8% Senior Secured Notes due 2013 and the 9.5% Notes until maturity. We have excluded from the presentation interest payments and fees related to our revolving credit facilities (discussed above), because of the variability and timing of advances and repayments thereunder.

(4)	Unconditional Purchase Obligations does not include unconditional purchase obligations that are included as liabilities in our Consolidated Balance Sheet. We do not have any significant capital expenditure commitments.

(5)	We have two foreign defined benefit plans and a domestic salary continuation plan. We have presented above the estimated cash obligations that will be paid under these plans over the next ten years. Such amounts are based on several estimates and assumptions and could differ materially should the underlying estimates and assumptions change. Our domestic salary continuation plan is an unfunded plan, and we do not currently have any commitments to make contributions to this plan. However, we do use insurance instruments to hedge our exposure under the salary continuation plan. Contributions to our other employee benefit plans are at our discretion.

The above table does not reflect unrecognized tax benefits of $8.3 million, the timing of which payments are uncertain. See the note entitled “Income Taxes” in the notes to consolidated condensed financial statements included in our Second Quarter 2009 Form 10-Q incorporated by reference into this prospectus.
Critical Accounting Policies
     High-quality financial statements require rigorous application of high-quality accounting policies. The policies discussed below are considered by management to be critical to an understanding of our consolidated financial statements because their application places the most significant demands on management’s judgment, with financial reporting results relying on estimations about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events may not develop as forecasted, and the best estimates routinely require adjustment.
     Revenue Recognition. Revenue is recognized when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. Provisions for discounts, sales returns and allowances are estimated using historical experience, current economic trends, and the company’s quality performance. The related provision is recorded as a reduction of sales and cost of sales in the same period that the revenue is recognized. Material differences may result in the amount and timing of net sales for any period if management makes different judgments or uses different estimates.

     Shipping and handling fees billed to customers are classified in net sales in the consolidated statements of operations. Shipping and handling costs incurred are classified in cost of sales in the consolidated statements of operations. A portion of our revenues (less than 5% of our consolidated net sales) is derived from long-term contracts that are accounted for under the provisions of the American Institute of Certified Public Accountants’ Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Long-term fixed-price contracts are recorded on the percentage of completion basis using the ratio of costs incurred to estimated total costs at completion as the measurement basis for progress toward completion and revenue recognition. Any losses identified on contracts are recognized immediately. Contract accounting requires significant judgment relative to assessing risks, estimating contract costs and making related assumptions for schedule and technical issues. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is probable.
     Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment is indicated. A loss is then recognized for the difference, if any, between the fair value of the asset (as estimated by management using its best judgment) and the carrying value of the asset. If actual market value is less favorable than that estimated by management, additional write-downs may be required.
     Deferred Income Tax Assets and Liabilities. The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies in accordance with SFAS No. 109, “Accounting for Income Taxes”, and are based on management’s assumptions and estimates regarding future operating results and levels of taxable income, as well as management’s judgment regarding the interpretation of the provisions of SFAS No. 109. The carrying values of liabilities for income taxes currently payable are based on management’s interpretations of applicable tax laws, and incorporate management’s assumptions and judgments regarding the use of tax planning strategies in various taxing jurisdictions. The use of different estimates, assumptions and judgments in connection with accounting for income taxes may result in materially different carrying values of income tax assets and liabilities and results of operations.
     We evaluate the recoverability of these deferred tax assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates. We use our historical experience and our short and long-term business forecasts to provide insight. Further, our global business portfolio gives us the opportunity to employ various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. As of December 28, 2008, and December 30, 2007, we had approximately $116.4 million and $125.7 million of U.S. federal net operating loss carryforwards, respectively. In addition, as of December 28, 2008, and December 30, 2007, we had state net operating loss carryforwards of $106.0 million and $103.7 million, respectively. Certain of these carryforwards are fully reserved with a valuation allowance because, based on the available evidence, we believe it is more likely than not that we would not be able to utilize those deferred tax assets in the future. The remaining year-end 2008 amounts are expected to be fully recoverable within the applicable statutory expiration periods. If the actual amounts of taxable income differ from our estimates, the amount of our valuation allowance could be materially impacted.
     Goodwill. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, we test goodwill for impairment at least annually using a 2-step approach in accordance with the standard. For our step 1 valuation, we prepare valuations of reporting units, using both a market approach and an income approach, and those valuations are compared with the respective book values of the reporting units to determine whether any goodwill impairment exists. In preparing the valuations, past, present and expected future performance is considered. If impairment is indicated by this step 1 test, a step 2 valuation is performed. The step 2 valuation approach compares the implied fair value of goodwill to the book value of goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit, including both recognized and unrecognized intangible assets, in the same manner as goodwill is determined in a business combination under SFAS No. 141. If an impairment of goodwill is identified from this step 2 test, a loss is recognized for the difference, if any, between the fair value of the goodwill associated with the reporting unit and the book value of that goodwill. If the actual fair value of the goodwill is determined to be less than that estimated, an additional write-down may be required As of December 28, 2008 (after giving effect to the goodwill impairment charge related to our Bentley Prince Street business segment), if our estimates of the fair value of our reporting units were 10% lower, we believe no additional goodwill impairment would have existed.
     During the fourth quarters of 2008, 2007 and 2006, we performed the annual goodwill impairment test required by SFAS No. 142. We perform this test at the reporting unit level, which is one level below the segment level for the modular carpet segment and at the level of the Bentley Prince Street segment. In the fourth quarter of 2008, a goodwill impairment of $61.2 million related to the Bentley Prince Street reporting unit was identified due largely to the following factors:
•	The significant decline in the reporting unit performance, primarily in the last three months of 2008. This decline also was reflected in the forward projections of the reporting unit’s budgeting process. The projections showed a decline in both sales and operating income over the reporting unit’s three-year budgeting process. These declines impacted the value of the reporting unit from an income valuation approach. The declines in projections are primarily related to the global economic crisis and its impact on the broadloom carpet market.

•	An increase in the discount rate used to create the present value of future expected cash flows. This increase from approximately 12% to 16% is more reflective of our current market capitalization and risk premiums on a reporting unit level, which impacted the value of the reporting unit using an income valuation approach.

•	A decrease in the market multiple factors used for the market valuation approach. This decrease is reflective of the general market conditions regarding current market activities and market valuation guidelines.
     Our other reporting units maintained fair values in excess of their respective carrying values as of the fourth quarter of 2008, and therefore no impairment was indicated during their testing. As of December 28, 2008 (after giving effect to the goodwill impairment charge related to the Bentley Prince Street business segment), if our estimates of the fair values of our reporting units were 10% lower, we believe no additional goodwill impairment would have existed.
     In the first quarter of 2007, we recorded charges for impairment of goodwill of $44.5 million and impairment of other intangible assets of $3.8 million related to our Fabrics Group business segment. We were exploring possible strategic options with respect to our fabrics business, and our analyses indicated that the carrying value of the assets of the fabrics business exceeded their fair value. When such an indication is present, we measure potential goodwill and other asset impairments based on an allocation of the estimated fair value of the reporting unit to its underlying assets and liabilities. An impairment loss is recognized to the extent that the reporting unit’s recorded goodwill exceeds the implied fair value of goodwill. In addition to the impairment of goodwill, we determined that other intangible assets of the business unit were impaired as well. As discussed above in the section entitled “Sale of Fabrics Group Business Segment”, in the second quarter of 2007, we entered into an agreement to sell our fabrics business segment for approximately $67.2 million (after working capital and certain other adjustments). As a result of this agreed-upon purchase price, we recorded an impairment of assets of approximately $13.6 million in the second quarter of 2007. This impairment was determined based upon the fair value of the business segment as compared to the fair value represented by the purchase price. Given the nature of our assets and liabilities, the impairment charge was a reduction of carrying value of property, plant and equipment, as it was determined that all other assets were carried at a value approximating fair value. These impairment charges have been included in discontinued operations in the consolidated statement of operations for 2007.
     During the first quarter of 2006, in connection with the sale of our European fabrics business (described above in the section entitled “Sale of Fabrics Group Business Segment”), we recorded a charge of $20.7 million for the impairment of goodwill related to our fabrics reporting unit and those European operations. This charge was based on a review of our carrying value of goodwill at our fabrics facilities as compared to the potential fair value as represented by the proposed sale price. This impairment charge has been included in discontinued operations in the consolidated statement of operations for 2006.
     Inventories. We determine the value of inventories using the lower of cost or market value. We write down inventories for the difference between the carrying value of the inventories and their estimated market value. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

     We estimate our reserves for inventory obsolescence by continuously examining our inventories to determine if there are indicators that carrying values exceed net realizable values. Experience has shown that significant indicators that could require the need for additional inventory write-downs are the age of the inventory, the length of its product life cycles, anticipated demand for our products and current economic conditions. While we believe that adequate write-downs for inventory obsolescence have been made in the consolidated financial statements, consumer tastes and preferences will continue to change and we could experience additional inventory write-downs in the future. Our inventory reserve on December 28, 2008, and December 30, 2007, was $10.9 million and $7.7 million, respectively. To the extent that actual obsolescence of our inventory differs from our estimate by 10%, our 2008 net income would be higher or lower by approximately $0.7 million, on an after-tax basis.
     Pension Benefits. Net pension expense recorded is based on, among other things, assumptions about the discount rate, estimated return on plan assets and salary increases. While management believes these assumptions are reasonable, changes in these and other factors and differences between actual and assumed changes in the present value of liabilities or assets of our plans above certain thresholds could cause net annual expense to increase or decrease materially from year to year. The actuarial assumptions used in our salary continuation plan and our foreign defined benefit plans reporting are reviewed periodically and compared with external benchmarks to ensure that they appropriately account for our future pension benefit obligation. The expected long-term rate of return on plan assets assumption is based on weighted average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers. The table below represents the changes to the projected benefit obligation as a result of hypothetical changes in discount rates and wage increase assumptions:

Increase
(Decrease) in
Projected
Benefit
Foreign Defined Benefit Plans	Obligation
(in millions)
1% increase in actuarial assumption for discount rate	$(28.2)
1% decrease in actuarial assumption for discount rate	$35.5
1% increase in actuarial assumption for wage increases	$4.8
1% decrease in actuarial assumption for wage increases	$(4.0)

Increase
(Decrease) in
Projected
Benefit
Domestic Salary Continuation Plan	Obligation
(in millions)
1% increase in actuarial assumption for discount rate	$(1.9)
1% decrease in actuarial assumption for discount rate	$2.3
1% increase in actuarial assumption for wage increases	$0.7
1% decrease in actuarial assumption for wage increases	$(0.1)
     Environmental Remediation. We provide for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Remediation liabilities are accrued based on estimates of known environmental exposures and are discounted in certain instances. We regularly monitor the progress of environmental remediation. Should studies indicate that the cost of remediation is to be more than previously estimated, an additional accrual would be recorded in the period in which such determination is made. As of December 28, 2008 and December 30, 2007, no significant amounts were provided for remediation liabilities.
     Allowances for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Estimating this amount requires us to analyze the financial strengths of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. By its nature, such an estimate is highly subjective, and it is possible that the amount of accounts receivable that we are unable to collect may be different than the amount initially estimated. Our allowance for doubtful accounts on December 28, 2008, and December 30, 2007, was $11.1 million and $8.6 million, respectively. To the extent the actual collectibility of our accounts receivable differs from our estimates by 10%, our 2008 net income would be higher or lower by approximately $0.7 million, on an after-tax basis, depending on whether the actual collectibility was better or worse, respectively, than the estimated allowance.

     Product Warranties. We typically provide limited warranties with respect to certain attributes of our carpet products (for example, warranties regarding excessive surface wear, edge ravel and static electricity) for periods ranging from ten to twenty years, depending on the particular carpet product and the environment in which the product is to be installed. We typically warrant that any services performed will be free from defects in workmanship for a period of one year following completion. In the event of a breach of warranty, the remedy typically is limited to repair of the problem or replacement of the affected product. We record a provision related to warranty costs based on historical experience and periodically adjust these provisions to reflect changes in actual experience. Our warranty reserve on December 28, 2008, and December 30, 2007, was $1.9 million and $1.2 million, respectively. Actual warranty expense incurred could vary significantly from amounts that we estimate. To the extent the actual warranty expense differs from our estimates by 10%, our 2008 net income would be higher or lower by approximately $0.2 million, on an after-tax basis, depending on whether the actual expense is lower or higher, respectively, than the estimated provision.
Off-Balance Sheet Arrangements
     We are not a party to any material off-balance sheet arrangements.
Recent Accounting Pronouncements
     In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”, The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative U.S. generally accepted accounting principles (“GAAP”) (other than guidance issued by the Securities and Exchange Commission), superseding existing guidance of the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force, and related literature. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an online research system. We will apply the Codification beginning in the third quarter of fiscal 2009. The adoption of this standard is not expected to have any significant impact on our consolidated financial statements.
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”. SFAS No. 165 establishes the general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires entities to disclose the date through which it has evaluated subsequent events and the basis for the date. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. SFAS No. 165 was effective for us as of July 5, 2009. The adoption of SFAS No. 165 did not have any significant impact on our financial statements. We have evaluated subsequent events through August 14, 2009, the date of the filing of our Second Quarter 2009 Form 10-Q.

     In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (“FSP EITF 03-6-1”). The FASB declared that unvested share-based payout awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method under SFAS No. 128, “Earnings Per Share”, when dilutive. FSP EITF 03-6-1 became effective for us on December 29, 2008. The adoption of this standard had the impact of a $0.01 per share reduction of basic and diluted earnings per share for the second quarter of 2008 and a $0.01 reduction in basic and diluted earnings per share for the six months ended June 29, 2008 and the following impact on earnings per share in our previously issued financial statements for the following prior years:

	Fiscal Year Ended
	2006	2007	2008
Basic Earnings (Loss) Per Share from Continuing Operations attributable to Interface, Inc. Common Shareholders
As historically presented	$0.66	$0.96	$(0.58)
Impact of FSP EITF 03-6-1	(0.01)	(0.02)	—

Adjusted for impact of FSP EITF 03-6-1	$0.65	$0.94	$(0.58)

Diluted Earnings (Loss) Per Share from Continuing Operations attributable to Interface, Inc. Common Shareholders
As historically presented	$0.64	$0.94	$(0.58)
Impact of FSP EITF 03-6-1	—	(0.01)	—

Adjusted for impact of FSP EITF 03-6-1	$0.64	$0.93	$(0.58)

Basic Earnings (Loss) Per Share attributable to Interface, Inc. Common Shareholders
As historically presented	$0.18	$(0.18)	$(0.67)
Impact of FSP EITF 03-6-1	—	—	—

Adjusted for impact of FSP EITF 03-6-1	$0.18	$(0.18)	$(0.67)

Diluted Earnings (Loss) Per Share attributable to Interface, Inc. Common Shareholders
As historically presented	$0.18	$(0.18)	$(0.67)
Impact of FSP EITF 03-6-1	—	—	—

Adjusted for impact of FSP EITF 03-6-1	$0.18	$(0.18)	$(0.67)

     See note entitled “Earnings (Loss) Per Share” to our consolidated condensed financial statements in Exhibit 99 to our Form 8-K filed July 27, 2009 incorporated by reference into this prospectus for further discussion of the adoption of this standard.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. The FASB believes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The FASB does not believe this statement will result in a change in current practice. SFAS No. 162 became effective November 15, 2008.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable better understanding of the effects on financial position, financial performance, and cash flows. The effective date is for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard did not have a significant impact on our consolidated financial statements because we are not a party to any significant derivative transactions.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51”. SFAS No. 160 establishes standards of accounting and reporting of non-controlling interests in subsidiaries, currently known as minority interest, in consolidated financial statements, provides guidance on accounting for changes in the parent’s ownership interest in a subsidiary and establishes standards of accounting of the deconsolidation of a subsidiary due to the loss of control. SFAS No. 160 requires an entity to present minority interests as a component of equity. Additionally, SFAS No. 160 requires an entity to present net income and consolidated comprehensive income attributable to the parent and the minority interest separately on the face of the consolidated financial statements. This standard became effective beginning with our fiscal year 2009 and interim periods thereof. The adoption of this standard resulted in a reclassification of $7.9 million and $8.3 million of minority interest to equity as of December 28, 2008, and July 5, 2009, respectively. We also have adjusted our consolidated condensed statements of operations to reflect the income from the minority interest as a component of net income. The adjustment resulted in decreases in other expense of $0.1 million and $0.4 million for the three-month periods ended July 5, 2009, and June 29, 2008, respectively. The adjustment resulted in decreases in other expense of $0.3 million and $0.6 million for the six-month periods ended July 5, 2009, and June 29, 2008, respectively. The adjustments also resulted in the following impact on our previously issued financial statements for the following prior years:

	As of and for the Year Ended
	12/31/06	12/30/07	12/28/08
	(in thousands)
Income (Loss) from Continuing Operations:
As historically presented	$35,807	$57,848	$(35,719)
Impact of SFAS No. 160	428	1,124	1,206

Adjusted for impact of SFAS No. 160	$36,235	$58,972	$(34,513)

Net Income (Loss):
As historically presented	$9,992	$(10,812)	$(40,873)
Impact of SFAS No. 160	428	1,124	1,206

Adjusted for impact of SFAS No. 160	$10,420	$(9,688)	$(39,667)

Shareholders’ Equity:
As historically presented	$274,394	$294,142	$209,496
Impact of SFAS No. 160	5,506	6,974	7,941

Adjusted for impact of SFAS No. 160	$279,900	$301,116	$217,437

     In addition to the above adjustments, our adoption of SFAS No. 160 required the inclusion of the following two new line items in our consolidated statements of operations for the following prior years:

	For the Year Ended
	12/31/06	12/30/07	12/28/08
	(in thousands)
Net income attributable to noncontrolling interest in subsidiary	$(428)	$(1,124)	$(1,206)
Net income (loss) attributable to Interface, Inc.	$9,992	$(10,812)	$(40,873)
     In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 to permit entities, under certain circumstances, to continue to use the “simplified” method in developing estimates of the expected term of “plain-vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payments”. SAB No. 110 amended SAB No. 107 to permit the use of the “simplified” method beyond December 31, 2007. We continue to use the “simplified” method and will do so until more detailed and relevant information about exercise behavior becomes readily available.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. SFAS No. 141R requires the acquiring entity to recognize and measure at an acquisition date fair value all identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree. The statement recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R requires disclosures about the nature and financial effect of the business combination and also changes the accounting for certain income tax assets recorded in purchase accounting. This standard is effective for the fiscal year beginning after December 15, 2008. The adoption of this pronouncement did not have any significant impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”. This standard permits an entity to choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 also revises provisions of SFAS No. 115 that apply to available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of this standard did not have any impact on our consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS No. 158 requires an employer to recognize a plan’s funded status in its statement of financial position, measure a plan’s assets and obligations as of the end of the employer’s fiscal year, and recognize the changes in a defined benefit post-retirement plan’s funded status in comprehensive income in the year in which the changes occur. SFAS No. 158’s requirement to recognize the funded status of a benefit plan and new disclosure requirements became effective for companies with fiscal years ending after December 15, 2006, on a prospective basis. As a result of the requirement to recognize the unfunded status of the plan as a liability, we recorded an adjustment to accumulated other comprehensive income of $11.4 million in the fourth quarter of 2006. The impact of this statement on our consolidated financial statements is discussed in the note entitled “Employee Benefit Plans” in the notes to consolidated financial statements included in our 2008 Form 10-K incorporated by reference into this prospectus.
     In September 2006, the SEC issued SAB No. 108. SAB No. 108 provides additional guidance on determining the materiality of cumulative unadjusted misstatements in both current and future financial statements. SAB No. 108 also provides guidance on the proper accounting and reporting for the correction of immaterial unadjusted misstatements which may become material in subsequent accounting periods. SAB No. 108 generally requires prior period financial statements to be revised if prior misstatements are subsequently discovered; however, for immaterial prior year revisions, reports filed under the Securities Exchange Act of 1934 are not required to be amended. SAB No. 108 became effective as of December 31, 2006. We applied the guidance provided in SAB No. 108 in the fourth quarter of 2006, and identified three matters in prior reporting periods which were deemed immaterial to those periods using a consistent evaluation methodology (the “rollover method”). They were as follows:
•	In 1998, we entered into a sale-leaseback transaction in which a gain was recognized at the time of sale as opposed to over the lease period. In addition, we did not use straight-line rental accounting for the expected lease payments related to this transaction. To correct these entries, in the fourth quarter of 2006, we recorded an entry to increase liabilities by approximately $3.3 million and decrease retained earnings by approximately $2.1 million, net of tax;

•	Our previous methodology for recording legal expenses ensured that we incurred twelve months of expense in each year. However, the actual timing and amount of the legal bills received led to an understated liability on the balance sheet. In the fourth quarter of 2006, we recorded a liability of approximately $1.2 million and a decrease in retained earnings of approximately $0.5 million, net of taxes (as the remaining portion of these costs were capitalizable), to properly record incurred legal expenses; and

•	We previously under-recorded the liability related to restricted stock by approximately $0.7 million, which was corrected in the fourth quarter of 2006. There was no impact to consolidated shareholders’ equity as a result of this correction, as the liability for restricted stock is recorded in equity.

     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. For financial assets subject to fair value measurements, SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In November 2007, the FASB granted a deferral for the application of SFAS No. 157 with regard to non-financial assets until fiscal years beginning after November 15, 2008. The adoption of the pronouncement for financial assets did not have a material impact on our consolidated financial statements. Our annual fair value measurement of our reporting units under step 1 of the SFAS No. 142 goodwill impairment test represents the only significant fair value measurement on a recurring basis for which we expect to be impacted by the adoption of SFAS No. 157 with regard to non-financial assets in 2009. In addition, any fair value measurements related to long-lived asset impairments under SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, would be subject to the provisions of SFAS No. 157 as well. The adoption of this standard did not have a significant impact on our consolidated financial statements.
     In September 2006, the Emerging Issues Task Force (“EITF”) of the FASB reached consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”). The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-4 was effective for fiscal years beginning after December 15, 2007. In accordance with the standard, we recorded the present value of the expected future policy premiums for one such insurance policy, an amount of approximately $2.0 million, as an adjustment to retained earnings in 2008.
     In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”. In summary, FIN 48 requires that all tax positions subject to SFAS No. 109, “Accounting for Income Taxes”, be analyzed using a two-step approach. The first step requires an entity to determine if a tax position is more-likely-than-not to be sustained upon examination. In the second step, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 was effective as of January 1, 2007, with any adjustment in a company’s tax provision being accounted for as a cumulative effect of accounting change in beginning equity. On January 1, 2007, we adopted the provisions of FIN 48. As required by FIN 48, the cumulative effect of applying the provisions of the Interpretation were reported as an adjustment to our retained earnings balance as of January 1, 2007. We recognized a $4.6 million increase in our liability for unrecognized tax benefits with a corresponding decrease to the fiscal year 2007 opening balance of retained earnings. In the first six months of 2009, we increased our liability for unrecognized tax benefits by $0.8 million. As of July 5, 2009, we had approximately $8.3 million accrued for unrecognized tax benefits.
     In June 2006, the EITF reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-03”). EITF 06-03 concludes that (a) the scope of this issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, and (b) that the presentation of taxes within the scope on either a gross or a net basis is an accounting policy decision that should be disclosed under Opinion 22. Furthermore, for taxes reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. EITF 06-03 is effective for periods beginning after December 15, 2006. This standard did not have a material impact on our results of operations or financial position.

BUSINESS
General
     We are a worldwide leader in design, production and sales of modular carpet, and a manufacturer, marketer and servicer of select other floorcovering products for the commercial, institutional and residential markets. Our global market share of the specified carpet tile segment is approximately 35%, which we believe is more than double that of our nearest competitor. In recent years, modular carpet sales growth in the floorcovering industry has significantly outpaced the growth of the overall industry, as architects, designers and end users increasingly recognized the unique and superior attributes of modular carpet, including its dynamic design capabilities, greater economic value (which includes lower costs as a result of reduced waste in both installation and replacement), and installation ease and speed. Our Modular Carpet segment sales, which do not include modular carpet sales in our Bentley Prince Street segment, grew from $563.4 million to $946.8 million during the 2004 to 2008 period, representing a 14% compound annual growth rate. For the twelve-month period ended July 5, 2009, we generated consolidated revenues and adjusted EBITDA of approximately $936.2 million and $104.7 million, respectively.
     Our Bentley Prince Street brand is a leader in the high-end, designer-oriented sector of the broadloom market segment, where custom design and high quality are the principal specifying and purchasing factors.
     As a global company with a reputation for high quality, reliability and premium positioning, we market products in over 110 countries under established brand names such as InterfaceFLOR, Heuga, Bentley Prince Street and FLOR in modular carpet; Bentley Prince Street and Prince Street House and Home in broadloom carpet; and Intersept in antimicrobial chemicals. Our principal geographic markets are the Americas, Europe and Asia-Pacific, where the percentages of our total net sales were approximately 55%, 34% and 11%, respectively, for fiscal year 2008, and were approximately 57%, 32% and 11%, respectively, for the first six months of 2009.
     Capitalizing on our leadership in modular carpet for the corporate office segment, we embarked on a market diversification strategy in 2001 to increase our presence and market share for modular carpet in non-corporate office market segments, such as government, healthcare, hospitality, education and retail space, which combined are almost twice the size of the approximately $1 billion U.S. corporate office segment. In 2003, we expanded our diversification strategy to target the approximately $11 billion U.S. residential market segment for carpet. As a result, our mix of corporate office versus non-corporate office modular carpet sales in the Americas shifted to 45% and 55%, respectively, for 2008 compared with 64% and 36%, respectively, in 2001. (Company-wide, our mix of corporate office versus non-corporate office sales was 60% and 40%, respectively, in 2008, and 55% and 45%, respectively, in the first six months of 2009.) We believe the appeal and utilization of modular carpet is growing in each of these non-corporate office segments, and we are using our considerable skills and experience with designing, producing and marketing modular products that make us the market leader in the corporate office segment to support and facilitate our penetration into these new segments around the world.
     Our modular carpet leadership, strong business model and market diversification strategy, restructuring initiatives and sustained strategic investments in innovative product concepts and designs enabled us to weather successfully the unprecedented downturn, both in severity and duration, that affected the commercial interiors industry from 2001 to 2003. As a result, we were well-positioned to capitalize on improved market conditions when the commercial interiors industry began to recover in 2004. From 2004 to 2008, we increased our net sales from $695.3 million to $1.1 billion, a 12% compound annual growth rate.
     In the fourth quarter of 2008, and particularly in November and December, the worldwide financial and credit crisis caused many corporations, governments and other organizations to delay or curtail spending on renovation and construction projects where our carpet is used. This downturn negatively impacted our performance. In the fourth quarter of 2008 and first quarter of 2009, we announced restructuring plans pursuant to which we are ceasing manufacturing operations at our facility in Canada, reducing our worldwide employee base by a total of approximately 820 employees in the areas of manufacturing, sales and administration and continuing other actions taken to better align fixed costs with demand for our products. The employee reductions amount to about 20% of our worldwide workforce. The plan is intended to reduce costs across our worldwide operations, and more closely align our operations with the decreased demand levels that we began experiencing in the fourth quarter of 2008.

Our Strengths
     Our principal competitive strengths include:
     Market Leader in Attractive Modular Carpet Segment. We are the world’s leading manufacturer of carpet tile with a market share in the specified carpet tile segment (the segment in which architects and designers are heavily involved in “specifying”, or selecting, the carpet) of approximately 35%, which we believe is more than double that of our nearest competitor. Modular carpet has become more prevalent across all commercial interiors markets as designers, architects and end users have become more familiar with its unique attributes. We continue to drive this trend with our product innovations and designs discussed below. According to the 2008 Floor Focus interiors industry survey of the top 250 designers in the United States, carpet tile was ranked as the number one “hot product” for the seventh consecutive year. We believe that we are well positioned to lead and capitalize upon the continued shift to modular carpet, both domestically and around the world.
     Established Brands and Reputation for Quality, Reliability and Leadership. Our products are known in the industry for their high quality, reliability and premium positioning in the marketplace. Our established brand names in carpets are leaders in the industry. The 2008 Floor Focus survey ranked our InterfaceFLOR brand first or second in each of the survey categories of quality, performance, value and service. Interface companies also ranked first and third in the category of “best overall business experience” for carpet companies in this survey. On the international front, InterfaceFLOR and Heuga are well-recognized brand names in carpet tiles for commercial, institutional and residential use. More generally, as the appeal and utilization of modular carpet continues to expand into new market segments such as education, hospitality and retail space, our reputation as the pioneer of modular carpet — as well as our established brands and leading market position for modular carpet in the corporate office segment — will enhance our competitive advantage in marketing to the customers in these new markets.
     Innovative Product Design and Development Capabilities. Our product design and development capabilities have long given us a significant competitive advantage, and they continue to do so as modular carpet’s appeal and utilization expand across virtually every market segment and around the globe. One of our best design innovations is our i2 modular product line, which includes our popular Entropy product for which we received a patent in 2005 on the key elements of its design. The i2 line introduced and features mergeable dye lots, and includes carpet tile products designed to be installed randomly without reference to the orientation of neighboring tiles. The i2 line offers cost-efficient installation and maintenance, interactive flexibility, and recycled and recyclable materials. Our i2 line of products, which now comprises more than 40% of our total U.S. modular carpet business, represents a differentiated category of smart, environmentally sensitive and stylish modular carpet, and Entropy has become the fastest growing product in our history. The award-winning design firm David Oakey Designs had a pivotal role in developing our i2 product line, and our long-standing exclusive relationship with David Oakey Designs remains vibrant and augments our internal research, development and design staff. Another recent innovation is our patent-pending TacTiles carpet tile installation system, which uses small squares of adhesive plastic film to connect intersecting carpet tiles, thus eliminating the need for traditional carpet adhesive and resulting in a reduction in installation time and waste materials.
     Made-to-Order and Global Manufacturing Capabilities. The success of our modernization and restructuring of operations over the past several years gives us a distinct competitive advantage in meeting two principal requirements of the specified products markets we primarily target — that is, providing custom samples quickly and on-time delivery of customized final products. We also can generate realistic digital samples that allow us to create a virtually unlimited number of new design concepts and distribute them instantly for customer review, while at the same time reducing sampling waste. Approximately 75% to 80% of our modular carpet products in the United States and Asia-Pacific markets are now made-to-order, and we are increasing our made-to-order production in Europe as well. Our made-to-order capabilities not only enhance our marketing and sales, they significantly improve our inventory turns. Our global manufacturing capabilities in modular carpet production are an important component of this strength, and give us an advantage in serving the needs of multinational corporate customers that require products and services at various locations around the world. Our manufacturing locations across four continents enable us to compete effectively with local producers in our international markets, while giving international customers more favorable delivery times and freight costs.

     Recognized Global Leadership in Ecological Sustainability. Our long-standing goal and commitment to be ecologically “sustainable” — that is, the point at which we are no longer a net “taker” from the earth and do no harm to the biosphere — has emerged as a competitive strength for our business and remains a strategic initiative. It now includes Mission Zero, our global branding initiative, which represents our mission to eliminate any negative impact our companies may have on the environment by the year 2020. Our acknowledged leadership position and expertise in this area resonate deeply with many of our customers and prospects around the globe, and provide us with a differentiating advantage in competing for business among architects, designers and end users of our products, who increasingly make purchase decisions based on “green” factors. The 2008 Floor Focus survey, which named our InterfaceFLOR business the top among “Green Leaders” and gave us the top honors for “Green Kudos”, found that 70% of the designers surveyed consider sustainability an added benefit and 29% consider it a “make or break” issue when deciding what products to recommend or purchase.
     Strong Operating Leverage Position. Our operating leverage, which we define as our ability to realize profit on incremental sales, is strong and allows us to increase earnings at a higher rate than our rate of increase in net sales. Our operating leverage position is primarily a result of (1) the specified, high-end nature and premium positioning of our principal products in the marketplace, and (2) the mix of fixed and variable costs in our manufacturing processes that allow us to increase production of most of our products without significant increases in capital expenditures or fixed costs. For example, while net sales from our Modular Carpet segment increased from $563.4 million in 2004 to $946.8 million in 2008, our operating income (after $10.7 million in restructuring charges in 2008) from that segment increased from $63.9 million (11.3% of net sales) in 2004 to $109.3 million (11.5% of net sales, or 12.7% of net sales excluding the 2008 restructuring charges) in 2008.
     Experienced and Motivated Management and Sales Force. An important component of our competitive position is the quality of our management team and its commitment to developing and maintaining an engaged and accountable workforce. Our team is highly skilled and dedicated to guiding our overall growth and expansion into our targeted market segments, while maintaining our leadership in traditional markets and our high contribution margins. We utilize an internal marketing and predominantly commissioned sales force of approximately 730 experienced personnel, stationed at over 70 locations in over 30 countries, to market our products and services in person to our customers. We have also developed special features for our incentive compensation and our sales and marketing training programs in order to promote performance and facilitate leadership by our executives in strategic areas.
Our Business Strategy and Principal Initiatives
     Our business strategy is (1) to continue to use our leading position in the modular carpet market segment and our product design and global made-to-order capabilities as a platform from which to drive acceptance of modular carpet products across several industry segments, while maintaining our leadership position in the corporate office market segment, and (2) to return to our historical profit levels in the high- end, designer-oriented sector of the broadloom carpet market. We will seek to increase revenues and profitability by capitalizing on the above strengths and pursuing the following key strategic initiatives:
     Continue to Penetrate Non-Corporate Office Market Segments. We will continue our strategic focus on product design and marketing and sales efforts for non-corporate office market segments such as government, education, healthcare, hospitality, retail and residential space. We began this initiative as part of our market diversification strategy in 2001 (when our initial objective was reducing our exposure to the more severe economic cyclicality of the corporate office segment), and it has become a principal strategy generally for growing our business and enhancing profitability. We have shifted our mix of corporate office versus non- corporate office modular carpet sales in the Americas to 45% and 55%, respectively, for fiscal 2008 from 64% and 36%, respectively, in fiscal 2001. To implement this strategy, we:
•	introduced specialized product offerings tailored to the unique demands of these segments, including specific designs, functionalities and prices;

•	created special sales teams dedicated to penetrating these segments at a high level, with a focus on specific customer accounts rather than geographic territories; and

•	realigned incentives for our corporate office segment sales force generally in order to encourage their efforts, and where appropriate, to assist our penetration of these other segments.

     As part of this strategy, we launched our FLOR and Prince Street House and Home lines of products in 2003 to focus on the approximately $11 billion U.S. residential carpet market segment. These products were specifically created to bring high style modular and broadloom floorcovering to the U.S. residential market. FLOR is offered by many specialty retailers, over the Internet and in a number of major retail catalogs. Through such direct and indirect retailing, FLOR sales have grown over four-fold from 2004 to 2008. Prince Street House and Home brings new colors and patterns to the high-end consumer market with a collection of broadloom carpet and rugs sold through hundreds of retail stores and interior designers. Through agreements between our FLOR brand and both Martha Stewart Living Omnimedia and the national homebuilder KB Home, we are further expanding our penetration of the U.S. residential market with a line of Martha Stewart-branded carpet tiles. Through our Heuga Home division, we have been increasing our marketing of modular carpet to the residential segment of international soft floorcovering markets, the size of which we believe to be approximately $2.3 billion in Western Europe alone.
     Penetrate Expanding Geographic Markets for Modular Products. The popularity of modular carpet continues to increase compared with other floorcovering products across most markets, internationally as well as in the United States. While maintaining our leadership in the corporate office segment, we will continue to build upon our position as the worldwide leader for modular carpet in order to promote sales in all market segments globally. A principal part of our international focus — which utilizes our global marketing capabilities and sales infrastructure — is the significant opportunities in several emerging geographic markets for modular carpet. Some of these markets, such as China, India and Eastern Europe, represent large and growing economies that are essentially new markets for modular carpet products. Others, such as Germany and Italy, are established markets that are transitioning to the use of modular carpet from historically low levels of penetration. Each of these emerging markets represents a significant growth opportunity for our modular carpet business. Our initiative to penetrate these markets will include drawing upon our internationally recognized InterfaceFLOR and Heuga brands.
     Use Strong Free Cash Flow Generation to De-leverage Our Balance Sheet. Our principal businesses have been structured — including through our rationalization and repositioning initiatives over the past seven years — to yield high contribution margins and generate strong free cash flow (by which we mean cash available to apply towards debt service). Our historical investments in global manufacturing capabilities and mass customization techniques and facilities, which we have maintained, also contribute to our ability to generate substantial levels of free cash flow. We will use our strong free cash flow generation capability to continue to repay debt and strengthen our financial position. We will also continue to execute programs to reduce costs further and enhance free cash flow. In addition, our existing capacity to increase production levels without significant capital expenditures will further enhance our generation of free cash flow if and when demand for our products rises.
     Sustain Leadership in Product Design and Development. As discussed above, our leadership position for product design and development is a competitive advantage and key strength, especially in the modular carpet market segment, where our i2 products and recent TacTiles installation system have confirmed our position as an innovation leader. We will continue initiatives to sustain, augment and capitalize upon that strength to continue to increase our market share in targeted market segments. Our Mission Zero global branding initiative, which draws upon and promotes our ecological sustainability commitment, is part of those initiatives and includes placing our Mission Zero logo on many of our marketing and merchandising materials distributed throughout the world.
     Continue to Minimize Expenses and Invest Strategically. We have steadily trimmed costs from our operations for several years through multiple and sometimes painful initiatives, which have made us leaner today and for the future. Our supply chain and other cost containment initiatives have improved our cost structure and yielded the operating efficiencies we sought. While we still seek to minimize our expenses in order to increase profitability, we will also take advantage of strategic opportunities to invest in systems, processes and personnel that can help us grow our business and increase profitability and value.
Certain Challenges
     In order to capitalize on our strengths and to implement successfully our business strategy and the principal initiatives discussed above, we will have to handle successfully several challenges that confront us or that affect our industry in general. As discussed in the Risk Factors section beginning on page 13, several factors could make it difficult for us, including:
•	sales of our principal products have been and may continue to be affected by adverse economic cycles in the renovation and construction of commercial and institutional buildings;

•	we compete with a large number of manufacturers in the highly competitive commercial floorcovering products market, and some of these competitors have greater financial resources than we do;

•	our success depends significantly upon the efforts, abilities and continued service of our senior management executives and our principal design consultant, and our loss of any of them could affect us adversely;

•	our substantial international operations are subject to various political, economic and other uncertainties that could adversely affect our business results;

•	large increases in the cost of petroleum-based raw materials could adversely affect us if we are unable to pass these cost increases through to our customers;

•	unanticipated termination or interruption of any of our arrangements with our primary third party suppliers of synthetic fiber could have a material adverse effect on us; and

•	we have a significant amount of indebtedness, which could have important negative consequences to us.
     We believe our business model is strong enough, and our strategic initiatives are properly calibrated, for us to handle these and other challenges we will encounter in our business.
Floorcovering Products and Services
     Interface is the world’s largest manufacturer and marketer of modular carpet, with a global specified carpet tile market share that we believe is approximately 35%. We also manufacture and sell broadloom carpet, which generally consists of tufted carpet sold primarily in twelve-foot rolls, under the Bentley Prince Street brand. Our broadloom operations focus on the high quality, designer-oriented sector of the U.S. broadloom carpet market and select international markets.

Modular Carpet
     Our modular carpet system, which is marketed under the established global brands InterfaceFLOR and Heuga, and more recently under the Bentley Prince Street brand, utilizes carpet tiles cut in precise, dimensionally stable squares (usually 50 cm x 50 cm) or rectangles to produce a floorcovering that combines the appearance and texture of traditional soft floorcovering with the advantages of a modular carpet system. Our GlasBac technology employs a fiberglass-reinforced polymeric composite backing that provides dimensional stability and reduces the need for adhesives or fasteners. We also make carpet tiles with a backing containing post-industrial and/or post-consumer recycled materials, which we market under the GlasBacRE brand. In 2008, we introduced the Convert collection of carpet tile designed and manufactured with yarn containing varying degrees of post-consumer nylon, depending on the style and color.
     Our carpet tile has become popular for a number of reasons. Carpet tile incorporating this reinforced backing may be easily removed and replaced, permitting rearrangement of furniture without the inconvenience and expense associated with removing, replacing or repairing other soft surface flooring products, including broadloom carpeting. Because a relatively small portion of a carpet installation often receives the bulk of traffic and wear, the ability to rotate carpet tiles between high traffic and low traffic areas and to selectively replace worn tiles can significantly increase the average life and cost efficiency of the floorcovering. In addition, carpet tile facilitates access to sub-floor air delivery systems and telephone, electrical, computer and other wiring by lessening disruption of operations. It also eliminates the cumulative damage and unsightly appearance commonly associated with frequent cutting of conventional carpet as utility connections and disconnections are made. We believe that, within the overall floorcovering market, the worldwide demand for modular carpet is increasing as more customers recognize these advantages.
     We use a number of conventional and technologically advanced methods of carpet construction to produce carpet tiles in a wide variety of colors, patterns, textures, pile heights and densities. These varieties are designed to meet both the practical and aesthetic needs of a broad spectrum of commercial interiors — particularly offices, healthcare facilities, airports, educational and other institutions, hospitality spaces, and retail facilities — and residential interiors. Our carpet tile systems permit distinctive styling and patterning that can be used to complement interior designs, to set off areas for particular purposes and to convey graphic information. While we continue to manufacture and sell a substantial portion of our carpet tile in standard styles, an increasing percentage of our modular carpet sales is custom or made-to-order product designed to meet customer specifications.
     In addition to general uses of our carpet tile, we produce and sell a specially adapted version of our carpet tile for the healthcare facilities market. Our carpet tile possesses characteristics — such as the use of the Intersept antimicrobial, static-controlling nylon yarns, and thermally pigmented, colorfast yarns — which make it suitable for use in these facilities in place of hard surface flooring. Moreover, we launched our FLOR line of products to specifically target modular carpet sales to the residential market segment. Through our relationship with David Oakey Designs, we also have created modular carpet products (some of which are part of our i2 product line) specifically designed for each of the education, hospitality and retail market segment.
     We also manufacture and sell two-meter roll goods that are structure-backed and offer many of the advantages of both carpet tile and broadloom carpet. These roll goods are often used in conjunction with carpet tiles to create special design effects. Our current principal customers for these products are in the education, healthcare and government market segments.
Broadloom Carpet
     We maintain a significant share of the high-end, designer-oriented broadloom carpet segment by combining innovative product design and short production and delivery times with a marketing strategy aimed at interior designers, architects and other specifiers. Our Bentley Prince Street designs emphasize the dramatic use of color and multi-dimensional texture. In addition, we have launched the Prince Street House and Home collection of high-style broadloom carpet and area rugs targeted at design-oriented residential consumers. We received the 2007 Best of NeoCon Silver Award in the modular category for the Saturnia Collection, which is made up of carpet tile and broadloom products.

Other Products
     We sell a proprietary antimicrobial chemical compound under the registered trademark Intersept. We incorporate Intersept in all of our modular carpet products and have licensed Intersept to another company for use in air filters. We also sell our TacTiles carpet tile installation system, along with a variety of traditional adhesives and products for carpet installation and maintenance that are manufactured by a third party. In addition, we continue to manufacture and sell our Intercell brand raised/access flooring product in Europe.
Services
     For several years, we provided or arranged for commercial carpet installation services, primarily through our Re:Source service provider network. During the years leading up to 2004, our owned Re:Source dealer businesses experienced decreased sales volume and intense pricing pressure, primarily due to the economic downturn in the commercial interiors industry. As a result, we decided to exit our owned Re:Source dealer businesses, and in 2005 we completed the exit activities related to the owned dealer businesses. In early 2006, we sold certain assets relating to our aligned non-owned dealer network, and have since discontinued its operations as well. We continue to provide “turnkey” project management services for national accounts and other large customers through our InterfaceSERVICES business. For each of the past three years, this business represented less than 5% of our consolidated net sales.
Marketing and Sales
     We have traditionally focused our carpet marketing strategy on major accounts, seeking to build lasting relationships with national and multinational end-users, and on architects, engineers, interior designers, contracting firms, and other specifiers who often make or significantly influence purchasing decisions. While most of our sales are in the corporate office segment, both new construction and renovation, we also emphasize sales in other segments, including retail space, government institutions, schools, healthcare facilities, tenant improvement space, hospitality centers, residences and home office space. Our marketing efforts are enhanced by the established and well-known brand names of our carpet products, including the InterfaceFLOR, FLOR and Heuga brands in modular carpet and Bentley Prince Street brand in broadloom carpet. Our exclusive consulting agreement with the award-winning, premier design firm David Oakey Designs enabled us to introduce more than 38 new carpet designs in the United States in 2008 alone.
     An important part of our marketing and sales efforts involves the preparation of custom-made samples of requested carpet designs, in conjunction with the development of innovative product designs and styles to meet the customer’s particular needs. Our mass customization initiative simplified our carpet manufacturing operations, which significantly improved our ability to respond quickly and efficiently to requests for samples. In most cases, we can produce samples to customer specifications in less than five days, which significantly enhances our marketing and sales efforts and has increased our volume of higher margin custom or made-to-order sales. In addition, through our websites, we have made it easy to view and request samples of our products. We also have technology which allows us to provide digital, simulated samples of our products, which helps reduce raw material and energy consumption associated with our samples.
     We primarily use our internal marketing and sales force to market our carpet products. In order to implement our global marketing efforts, we have product showrooms or design studios in the United States, Canada, Mexico, Brazil, Denmark, England, Northern Ireland, France, Germany, Spain, Belgium, the Netherlands, India, Australia, Japan, Italy, Norway, United Arab Emirates, Russia, Singapore, Hong Kong and China. We expect to open offices in other locations around the world as necessary to capitalize on emerging marketing opportunities.
Manufacturing
     We manufacture carpet at three locations in the United States and at facilities in the Netherlands, the United Kingdom, Australia and Thailand. Pursuant to our restructuring plan adopted in the fourth quarter of 2008, we are ceasing manufacturing operations at our facility in Canada.

     Having foreign manufacturing operations enables us to supply our customers with carpet from the location offering the most advantageous delivery times, duties and tariffs, exchange rates, and freight expense, and enhances our ability to develop a strong local presence in foreign markets. We believe that the ability to offer consistent products and services on a worldwide basis at attractive prices is an important competitive advantage in servicing multinational customers seeking global supply relationships. We will consider additional locations for manufacturing operations in other parts of the world as necessary to meet the demands of customers in international markets.
     We are in the process of further standardizing our worldwide modular carpet manufacturing procedures. In connection with the implementation of this plan, we are seeking to establish global standards for our tufting equipment, yarn systems and product styling. We previously had changed our standard carpet tile size to be 50 cm x 50 cm, which we believe has allowed us to reduce operational waste and fossil fuel energy consumption and to offer consistent product sizing for our global customers.
     We also implemented a new, flexible-inputs carpet backing line at our modular carpet manufacturing facility in LaGrange, Georgia. Using next generation thermoplastic technology, the custom-designed backing line dramatically improves our ability to keep reclaimed and waste carpet in the production “technical loop,” and further permits us to explore other plastics and polymers as inputs. This new process, which we call “Cool Blue”, came on line for production of certain carpet styles in late 2005. In 2007, we implemented new technology that more cleanly separates the face fiber and backing of reclaimed and waste carpet, thus making it easier to recycle some of its components and providing a purer supply of inputs for the Cool Blue process. This technology, which is part of our ReEntry 2.0 carpet reclamation program, allows us to send some of the reclaimed face fiber back to our fiber supplier to be blended with virgin or other post-industrial materials and extruded into new fiber.
     The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, City of Industry, California, Shelf, England, Northern Ireland, Australia, the Netherlands and Thailand are certified under International Standards Organization (ISO) Standard No. 14001.
     Our significant international operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. We also receive a substantial portion of our revenues in currencies other than U.S. dollars, which makes us subject to the risks inherent in currency translations. Although our ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations we might otherwise experience, we also engage from time to time in hedging programs intended to further reduce those risks.
Competition
     We compete, on a global basis, in the sale of our floorcovering products with other carpet manufacturers and manufacturers of vinyl and other types of floorcoverings. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. We believe we are the largest manufacturer of modular carpet in the world, possessing a global market share that we believe is approximately twice that of our nearest competitor. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and some of these competitors have financial resources greater than ours. In addition, some of the competing carpet manufacturers have the ability to extrude at least some of their requirements for fiber used in carpet products, which decreases their dependence on third party suppliers of fiber.
     We believe the principal competitive factors in our primary floorcovering markets are brand recognition, quality, design, service, broad product lines, product performance, marketing strategy and pricing. In the corporate office market segment, modular carpet competes with various floorcoverings, of which broadloom carpet is the most common. The quality, service, design, better and longer average product performance, flexibility (design options, selective rotation or replacement, use in combination with roll goods) and convenience of our modular carpet are our principal competitive advantages.
     We believe we have competitive advantages in several other areas as well. First, our exclusive relationship with David Oakey Designs allows us to introduce numerous innovative and attractive floorcovering products to our customers. Additionally, we believe that our global manufacturing capabilities are an important competitive advantage in serving the needs of multinational corporate customers. We believe that the incorporation of the Intersept antimicrobial chemical agent into the backing of our modular carpet enhances our ability to compete successfully across all of our market segments generally, and specifically with resilient tile in the healthcare market.

     In addition, we believe that our goal and commitment to be ecologically “sustainable” by 2020 is a brand-enhancing, competitive strength as well as a strategic initiative. Increasingly, our customers are concerned about the environmental and broader ecological implications of their operations and the products they use in them. Our leadership, knowledge and expertise in the area, especially in the “green building” movement and the related LEED certification program, resonate deeply with many of our customers and prospects around the globe, and these businesses are increasingly making purchase decisions based on “green” factors. Our modular carpet products historically have had inherent installation and maintenance advantages that translated into greater efficiency and waste reduction. We have further enhanced the “green” quality of our modular carpet in our highly successful i2 product line, and we are using raw materials and production technologies, such as our Cool Blue and our ReEntry 2.0 reclaimed carpet separation processes, that directly reduce the adverse impact of those operations on the environment and limit our dependence on petrochemicals.
     To further raise awareness of our goal of becoming sustainable, we launched our Mission Zero global branding initiative, which represents our mission to eliminate any negative impact our companies may have on the environment by the year 2020. As part of this initiative, our Mission Zero logo appears on many of our marketing and merchandising materials distributed throughout the world. To further our Mission Zero goals, we partnered with other like-minded organizations to launch the website missionzero.org in 2008 to facilitate the sharing of ideas, best practices and resources in the area of sustainability.
Interior Fabrics
     During the years leading up to 2007, we decided to focus on leveraging the opportunities within our core modular carpet and Bentley Prince Street divisions, which have delivered consistently strong performance. In July 2007, we sold our Fabrics Group business segment to a third party. This business designs, manufactures and markets specialty fabrics for open plan office furniture systems and other commercial interiors. In April 2006, we sold our European fabrics business to an entity formed by the business’s management team. Current and prior periods have been restated to include the results of operations and related disposal costs, gains and losses for these businesses as discontinued operations. In addition, assets and liabilities of these businesses have been reported in assets and liabilities held for sale for all reported periods.
Specialty Products
     In March 2007, we sold Pandel, Inc., our subsidiary that historically conducted our Specialty Products business segment. Pandel produces vinyl carpet tile backing and specialty mat and foam products.
Product Design, Research and Development
     We maintain an active research, development and design staff of approximately 60 people and also draw on the research and development efforts of our suppliers, particularly in the areas of fibers, yarns and modular carpet backing materials. Our research and development costs were $15.3 million, $15.8 million and $13.6 million in 2008, 2007, and 2006, respectively.
     Our research and development team provides technical support and advanced materials research and development for the entire family of Interface companies. The team assisted in the development of our NexStep backing, which employs moisture-impervious polycarbite precoating technology with a chlorine-free urethane foam secondary backing, and also helped develop a post-consumer recycled content, polyvinyl chloride, or PVC, extruded sheet process that has been incorporated into our GlasBacRE modular carpet backing. Our post-consumer recycled content PVC extruded sheet exemplifies our commitment to “closing-the-loop” in recycling. More recently, this team developed our patent-pending TacTiles carpet tile installation system, which uses small squares of adhesive plastic film to connect intersecting carpet tiles. The team also helped implement our Cool Blue flexible inputs backing line and our ReEntry 2.0 reclaimed carpet separation technology and post-consumer recycling technology for nylon face fibers. With a goal of supporting sustainable product designs in floorcoverings applications, we continue to evaluate 100% renewable polymers based on corn-derived polylactic acid (PLA) for use in our products.
     Our research and development team also is the coordinator of our QUEST and EcoSense initiatives (discussed below under “Environmental Initiatives”) and supports the dissemination, consultancies and technical communication of our global sustainability endeavors. This team also provides all biochemical and technical support to Intersept antimicrobial chemical product initiatives.

     Innovation and increased customization in product design and styling are the principal focus of our product development efforts. Our carpet design and development team is recognized as an industry leader in carpet design and product engineering for the commercial and institutional markets.
     David Oakey Designs provides carpet design and consulting services to our floorcovering businesses pursuant to a consulting agreement with us. David Oakey Designs’ services under the agreement include creating commercial carpet designs for use by our floorcovering businesses throughout the world, and overseeing product development, design and coloration functions for our modular carpet business in North America. The current agreement runs through April 2011. While the agreement is in effect, David Oakey Designs cannot provide similar services to any other carpet company. Through our relationship with David Oakey Designs, we introduced more than 38 new carpet designs in 2008 alone, and have enjoyed considerable success in winning U.S. carpet industry awards.
     David Oakey Designs also contributed to our implementation of the product development concept — “simple inputs, pretty outputs” — resulting in the ability to efficiently produce many products from a single yarn system. Our mass customization production approach evolved, in major part, from this concept. In addition to increasing the number and variety of product designs, which enables us to increase high margin custom sales, the mass customization approach increases inventory turns and reduces inventory levels (for both raw materials and standard products) and their related costs because of our more rapid and flexible production capabilities.
     More recently, our i2 product line — which includes, among others, our patented Entropy modular carpet product — represents an innovative breakthrough in the design of modular carpet. The i2 line introduced and features mergeable dye lots, cost-efficient installation and maintenance, interactive flexibility and recycled and recyclable materials. Some of these products may be installed without regard to the directional orientation of the carpet tile, and their features also make installation, maintenance and replacement of modular carpet easier, less expensive and less wasteful.
     Bentley Prince Street received the 2007 Best of NeoCon Silver Award in the modular category for our Saturnia Collection, which is made up of carpet tile and broadloom products.
Environmental Initiatives
     In the latter part of 1994, we commenced a new industrial ecological sustainability initiative called EcoSense, inspired in part by the interest of customers concerned about the environmental implications of how they and their suppliers do business. EcoSense, which includes our QUEST waste reduction initiative, is directed towards the elimination of energy and raw materials waste in our businesses, and, on a broader and more long-term scale, the practical reclamation — and ultimate restoration — of shared environmental resources. The initiative involves a commitment by us:
•	to learn to meet our raw material and energy needs through recycling of carpet and other petrochemical products and harnessing benign energy sources; and

•	to pursue the creation of new processes to help sustain the earth’s non-renewable natural resources.
     We have engaged some of the world’s leading authorities on global ecology as environmental advisors. The list of advisors includes: Paul Hawken, author of The Ecology of Commerce: A Declaration of Sustainability and The Next Economy, and co-author with Amory Lovins and Hunter Lovins of Natural Capitalism: Creating the Next Industrial Revolution; Mr. Lovins, energy consultant and co-founder of the Rocky Mountain Institute; John Picard, President of E2 Environmental Enterprises; Jonathan Porritt, director of Forum for the Future; Bill Browning, fellow and former director of the Rocky Mountain Institute’s Green Development Services; Dr. Karl-Henrik Robert, founder of The Natural Step; Janine M. Benyus, author of Biomimicry; Walter Stahel, Swiss businessman and seminal thinker on environmentally responsible commerce; and Bob Fox, renowned architect.
     Our leadership, knowledge and expertise in this area, especially in the “green building” movement and the related LEED certification program, resonate deeply with many of our customers and prospects around the globe, and these businesses are increasingly making purchase decisions based on “green” factors. As more customers in our target markets share our view that sustainability is good business and not just good deeds, our acknowledged leadership position should strengthen our brands and provide a differentiated advantage in competing for business.

     In 2006, we launched InterfaceRAISE, our consulting business that helps clients imagine, plan and execute new ways of advancing business goals while responding to the needs of society and the environment. The operations of this business are not a significant percentage of our consolidated operations.
Backlog
     Our backlog of unshipped orders (excluding discontinued operations) was approximately $118.7 million at August 30, 2009, compared with approximately $147.4 million at September 2, 2008. Historically, backlog is subject to significant fluctuations due to the timing of orders for individual large projects and currency fluctuations. All of the backlog orders at August 30, 2009 are expected to be shipped during the succeeding six to nine months.
Patents and Trademarks
     We own numerous patents in the United States and abroad on floorcovering and raised/access flooring products, on manufacturing processes and on the use of our Intersept antimicrobial chemical agent in various products. The duration of United States patents is between 14 and 20 years from the date of filing of a patent application or issuance of the patent; the duration of patents issued in other countries varies from country to country. We maintain an active patent and trade secret program in order to protect our proprietary technology, know-how and trade secrets. Although we consider our patents to be very valuable assets, we consider our know-how and technology even more important to our current business than patents, and, accordingly, believe that expiration of existing patents or nonissuance of patents under pending applications would not have a material adverse effect on our operations.
     We also own many trademarks in the United States and abroad. In addition to the United States, the primary countries in which we have registered our trademarks are the United Kingdom, Germany, Italy, France, Canada, Australia, Japan, and various countries in Central and South America. Some of our more prominent registered trademarks include: Interface, InterfaceFLOR, Heuga, Intersept, GlasBac, Bentley Prince Street, Intercell, and Mission Zero. Trademark registrations in the United States are valid for a period of 10 years and are renewable for additional 10-year periods as long as the mark remains in actual use. The duration of trademarks registered in other countries varies from country to country.
Employees
     At March 31, 2009, we employed a total of 3,344 employees worldwide. Of such employees, 1,764 were clerical, staff, sales, supervisory and management personnel and 1,520 were manufacturing personnel. We also utilized the services of 60 temporary personnel as of March 31, 2009.
     Some of our production employees in Australia and the United Kingdom are represented by unions. In the Netherlands, a Works Council, the members of which are Interface employees, is required to be consulted by management with respect to certain matters relating to our operations in that country, such as a change in control of Interface Europe B.V. (our modular carpet subsidiary based in the Netherlands), and the approval of the Council is required for some of our actions, including changes in compensation scales or employee benefits. Our management believes that its relations with the Works Council, the unions and all of our employees are good.
Environmental Matters
     Our operations are subject to laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. The costs of complying with environmental protection laws and regulations have not had a material adverse impact on our financial condition or results of operations in the past and are not expected to have a material adverse impact in the future. The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, City of Industry, California, Shelf, England, Northern Ireland, Australia, the Netherlands and Thailand are certified under ISO Standard No. 14001.
Properties
     We maintain our corporate headquarters in Atlanta, Georgia in approximately 20,000 square feet of leased space. The following table lists our principal manufacturing facilities and other material physical locations, all of which we own except as otherwise noted:

		Floor
		Space
Location	Segment	(Sq. Ft.)
Bangkok, Thailand(1)	Modular Carpet	129,000
Craigavon, N. Ireland	Modular Carpet	80,986
LaGrange, Georgia	Modular Carpet	375,000
LaGrange, Georgia	Modular Carpet	160,545
Picton, Australia	Modular Carpet	98,774
Scherpenzeel, the Netherlands	Modular Carpet	245,424
Shelf, England	Modular Carpet	206,882
West Point, Georgia	Modular Carpet	250,000
City of Industry, California(2)	Bentley Prince Street	539,641

(1)	Owned by a joint venture in which we have a 70% interest.

(2)	Leased.
     We maintain marketing offices in over 70 locations in over 30 countries and distribution facilities in approximately 40 locations in six countries. Most of our marketing locations and many of our distribution facilities are leased. We also have a 78,389 square foot modular carpet manufacturing facility in Belleville, Canada, where we have announced we are ceasing manufacturing operations.
     We believe that our manufacturing and distribution facilities and our marketing offices are sufficient for our present operations. We will continue, however, to consider the desirability of establishing additional facilities and offices in other locations around the world as part of our business strategy to meet expanding global market demands. Substantially all of our owned properties in the United States, Europe and Australia are subject to mortgages, which secure borrowings under our credit facilities.
Legal Proceedings
     We are not aware of any material pending legal proceedings involving us, or any of our subsidiaries or any of our property. We are from time to time a party to litigation arising in the ordinary course of business.

DESCRIPTION OF CERTAIN INDEBTEDNESS
     The following description of some important terms of some of our indebtedness does not purport to be complete and does not contain all the information that is important to you. For a more complete understanding of such indebtedness, we encourage you to review the more detailed summary of our indebtedness under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and read the governing agreements and documents underlying our indebtedness, that can be found in the documents and reports incorporated by reference in this prospectus. (See “Incorporation by Reference”.)
Domestic Revolving Credit Facility
     We amended our domestic revolving credit facility on January 1, 2008 and further amended such facility on May 14, 2009. As amended, it provides for a maximum aggregate amount of loans and letters of credit of up to $100 million (with the option to increase it to a maximum of $150 million upon the satisfaction of certain conditions) at any one time, subject to the borrowing base described below. The key features of the domestic revolving credit facility are as follows:
•	The revolving credit facility currently matures on December 31, 2012;

•	The revolving credit facility includes a domestic U.S. dollar syndicated loan and letter of credit facility made available to Interface, Inc. up to the lesser of (1) $100 million, or (2) a borrowing base equal to the sum of specified percentages of eligible accounts receivable and inventory in the United States (the percentages and eligibility requirements for the borrowing base are specified in the credit facility), less certain reserves;

•	Advances under the revolving credit facility are secured by a first-priority lien on substantially all of Interface, Inc.’s assets and the assets of each of its material domestic subsidiaries, which have guaranteed the revolving credit facility; and

•	The revolving credit facility contains a financial covenant (a fixed charge coverage ratio test) that becomes effective in the event that our excess borrowing availability falls below $20 million. In such event, we must comply with the financial covenant for a period commencing on the last day of the fiscal quarter immediately preceding such event (unless such event occurs on the last day of a fiscal quarter, in which case the compliance period commences on such date) and ending on the last day of the fiscal quarter immediately following the fiscal quarter in which such event occurred.
     The revolving credit facility also includes various reporting, affirmative and negative covenants, and other provisions that restrict our ability to take certain actions, including provisions that restrict our ability to repay our long-term indebtedness unless we meet a specified minimum excess availability test.
     Interest Rates and Fees. Interest on borrowings and letters of credit under the revolving credit facility is charged at varying rates computed by applying a margin (ranging from 1.75% to 2.50%, in the case of advances at a prime interest rate, and 3.25% to 4.00%, in the case of advances at LIBOR) over a baseline rate (such as the prime interest rate or LIBOR), depending on the type of borrowing and our average excess borrowing availability during the most recently completed fiscal quarter. In addition, we pay an unused line fee on the facility of 0.75%.
     Prepayments. The revolving credit facility requires prepayment from the proceeds of certain asset sales.
     Covenants. The revolving credit facility also limits our ability, among other things, to:
•	incur indebtedness or contingent obligations;

•	make acquisitions of or investments in businesses (in excess of certain specified amounts);

•	sell or dispose of assets (in excess of certain specified amounts);

•	create or incur liens on assets; and

•	enter into sale and leaseback transactions.

     We are presently in compliance with all covenants under the revolving credit facility and anticipate that we will remain in compliance with the covenants for the foreseeable future.
     Events of Default. If we breach or fail to perform any of the affirmative or negative covenants under the revolving credit facility, or if other specified events occur (such as a bankruptcy or similar event or a change of control of Interface, Inc. or certain subsidiaries, or if we breach or fail to perform any covenant or agreement contained in any instrument relating to any of our other indebtedness exceeding $10 million), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. If an event of default exists and is continuing, the lenders’ agent may, and upon the written request of a specified percentage of the lender group, shall:
•	declare all commitments of the lenders under the facility terminated;

•	declare all amounts outstanding or accrued thereunder immediately due and payable; and

•	exercise other rights and remedies available to them under the agreement and applicable law.
     Collateral. The revolving credit facility is secured by substantially all of the assets of Interface, Inc. and its domestic subsidiaries (subject to exceptions for certain immaterial subsidiaries), including all of the stock of our domestic subsidiaries and up to 65% of the stock of our first-tier material foreign subsidiaries. If an event of default occurs under the revolving credit facility, the lenders’ collateral agent may, upon the request of a specified percentage of lenders, exercise remedies with respect to the collateral, including, in some instances, foreclosing mortgages on real estate assets, taking possession of or selling personal property assets, collecting accounts receivables, or exercising proxies to take control of the pledged stock of domestic and first-tier material foreign subsidiaries.
     May 14, 2009 Amendment. In addition to the terms summarized above (and in some cases in duplication thereof), the amendment entered into on May 14, 2009 provided for:
•	increased pricing as outlined above;

•	removal of equipment and real estate from the borrowing base;

•	the modification of certain rights and procedures with respect to defaulting lenders;

•	the consent to, in accordance with certain terms and procedures, the issuance of the 11 3/8% Senior Secured Notes due 2013, including the documentation related thereto and the grant of the security interest granted pursuant thereto; and

•	certain thresholds relating to real property collateral requirements.
     As of July 5, 2009, and June 29, 2008, we had no borrowings outstanding under the facility. At July 5, 2009, we had $8.8 million outstanding in letters of credit under the facility. As of July 5, 2009, we could have incurred $49.9 million of additional borrowings under the facility.
Foreign Credit Facilities
     On April 24, 2009, our European subsidiary Interface Europe B.V. (and certain of its European subsidiaries, collectively with Interface Europe B.V. referred to as the “Borrower”) entered into an amended and restated Credit Agreement with ABN AMRO Bank N.V. Under the Credit Agreement (which replaces a prior credit agreement with ABN AMRO Bank, N.V. executed on March 9, 2007), ABN AMRO will provide a credit facility, until further notice, available to the Borrower. The key features of the facility are as follows:
•	The facility provides availability for borrowings and bank guarantees in varying aggregate amounts over time as follows:

Maximum
Amount
Time Period	in Euros
(in millions)
May 1, 2009 — September 30, 2009	32
October 1, 2009 — September 30, 2010	26
October 1, 2010 — September 30, 2011	20
October 1, 2011 — September 30, 2012	14
From October 1, 2012	8
•	The facility is available to the Borrower for general working capital needs and for paying dividends.

•	A sublimit of €5 million applies to bank guarantees with a tenor exceeding one year.

•	Interest on borrowings under the facility is charged at varying rates computed by applying a margin of 1% over ABN AMRO’s Euro base rate (consisting of the leading refinancing rate as determined from time to time by the European Central Bank plus a debit interest surcharge), which base rate is subject to a minimum of 3.5% per annum. Fees on bank guarantees and documentary letters of credit are charged at a rate of 1% per annum or part thereof on the maximum amount and for the maximum duration of each guarantee or documentary letter of credit issued. A facility fee of 0.5% per annum is payable with respect to the facility amount.

•	The facility is secured by liens on certain real property, personal property and other assets of the Borrower.

•	The facility also includes certain financial covenants (which require the Borrower and its subsidiaries to maintain a minimum interest coverage ratio, total debt/EBITDA ratio and tangible net worth/total assets) and affirmative and negative covenants, and other provisions that restrict the Borrower’s ability (and the ability of certain of the Borrower’s subsidiaries) to take certain actions.
     As of July 5, 2009, some of our other non-U.S. subsidiaries had an aggregate of the equivalent of $9.5 million of lines of credit available, and there were no borrowings outstanding under these lines of credit.
Senior and Senior Subordinated Notes
9.5% Senior Subordinated Notes
     On February 4, 2004, we completed a private offering of $135 million in 9.5% Notes due 2014. Interest on these notes is payable semi-annually on February 1 and August 1 beginning August 1, 2004. Proceeds from the issuance of these notes were used to redeem in full our previously outstanding 9.5% Senior Subordinated Notes due 2005 and to reduce borrowings under our revolving credit facility.
     These notes are guaranteed, fully, unconditionally, and jointly and severally, on an unsecured senior subordinated basis by certain of Interface, Inc.’s domestic subsidiaries. The notes became redeemable for cash after February 1, 2009, at our option, in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on February 1, 2012, plus accrued interest thereon to the date fixed for redemption. As of July 5, 2009, we had outstanding $135.0 million in 9.5% Notes. The estimated fair value of the 9.5% Notes as of July 5, 2009, based on then current market prices, was $123.7 million.
10.375% Senior Notes
     On January 17, 2002, we completed a private offering of $175 million in 10.375% Notes due 2010. Interest is payable semi-annually on February 1 and August 1 beginning August 1, 2002. Proceeds from the issuance of these notes were used to pay down the domestic revolving credit facility.
     The notes are guaranteed, fully, unconditionally, and jointly and severally, on an unsecured senior basis by certain of Interface, Inc.’s domestic subsidiaries. Proceeds from the issuance of the original notes were used to redeem approximately $127.2 million in aggregate principal amount of our outstanding 10.375% Notes through an all cash tender offer completed on May 29, 2009. In the first six months of 2009, we repurchased $138.0 million aggregate principal amount of our 10.375% Notes (of which $127.2 million aggregate principal amount were repurchased in the second quarter of 2009 pursuant to the tender offer conducted by us). As of July 5, 2009, we had $14.6 million in outstanding 10.375% Notes. The estimated fair value of the outstanding 10.375% Notes as of July 5, 2009, based on then current market prices, was $15.0 million.
11 3/8% Senior Secured Notes
     On June 5, 2009, we completed a private offering of $150 million aggregate principal amount of 11 3/8% Senior Secured Notes due 2013. Interest on the 11 3/8% Senior Secured Notes due 2013 is payable semi-annually on May 1 and November 1 beginning November 1, 2009.
     The notes are guaranteed, jointly and severally, on a senior secured basis by certain of our domestic subsidiaries. The notes are secured by a second-priority lien on substantially all of our and certain of our domestic subsidiaries’ assets that secure our domestic revolving credit facility (discussed below) on a first-priority basis. The notes were sold at a price of 96.301% of their face value, resulting in $144.5 million of gross proceeds. The $5.5 million original issue discount will be amortized over the life of the notes through interest expense. After deducting the initial purchasers’ discount and other fees and expenses associated with the sale, net proceeds were $139.5 million. We used $132.9 million of those net proceeds to repurchase $127.2 million aggregate principal amount of our 10.375% Notes pursuant to a tender offer we conducted. (Included in the $132.9 million used to repurchase the $127.2 million aggregate principal amount of 10.375% Notes was a purchase price premium of $5.7 million). In addition, we used $4.5 million of the net proceeds to pay accrued interest on the $127.2 million aggregate principal amount of the 10.375% Notes that we repurchased. The remaining $2.1 million of the net proceeds will be used to repay a portion of the 10.375% Notes that remain outstanding.

DESCRIPTION OF THE NOTES
     You can find the definitions of the capitalized terms used in this description under the subheading “— Certain Definitions”. In this description, the words “Company”, “we” or “us” refer only to Interface, Inc. and not to any of our subsidiaries. “Notes” refers to the original notes issued on the Issue Date, the exchange notes issued therefor pursuant to this exchange offer, and the possible Additional Notes.
     The Company issued the original notes under an indenture (the “Indenture”) among itself, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture, and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
     The following is a materially complete description of the material provisions of the Indenture. It does not restate the terms of the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. We have filed a copy of the Indenture as an exhibit to the Company’s current report on Form 8-K previously filed with the SEC on June 11, 2009.
     Under the Indenture, we issued $150,000,000 aggregate principal amount of original notes and will issue $150,000,000 of exchange notes pursuant to this exchange offer if all of the original notes are properly tendered and not withdrawn, and are accepted by us. We can issue Additional Notes as part of the same series or as an additional series. Any Additional Notes that we issue in the future will be identical in all respects to the Notes that we have already issued, except that the Additional Notes issued in the future will have different issuance prices and issuance dates. The Additional Notes will be secured equally and ratably with the Notes, by the Liens on the Collateral described below under “— Security”.
Overview
The Notes
     The Notes:
•	are general obligations of the Company;

•	are secured by Second Priority Liens on the Collateral;

•	are pari passu in right of payment to all existing and future senior Indebtedness of the Company but, to the extent of the value of the Collateral, are effectively senior to all of the Company’s unsecured senior Indebtedness;

•	are senior in right of payment to the Company’s existing subordinated Indebtedness and any future Indebtedness of the Company, which, by its terms, is subordinated to the Notes;

•	are effectively subordinated to the Company’s First Lien Obligations, to the extent of the value of the Collateral and any other assets of the Company securing such First Lien Obligations; and

•	are fully and unconditionally guaranteed, jointly and severally, by the Guarantors.
     The Notes are issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof.
The Guarantees
     The Guarantees of the Notes:
•	are general obligations of each Guarantor;

•	are secured by Second Priority Liens on the Collateral;

•	are pari passu in right of payment to all existing and future senior Indebtedness of each Guarantor but, to the extent of the value of the Collateral, are effectively senior to each Guarantor’s unsecured senior Indebtedness;

•	are senior in right of payment to each Guarantor’s existing subordinated Indebtedness and any future Indebtedness of any Guarantor which, by its terms, is subordinated to the Guarantees; and

•	are effectively subordinated to each Guarantor’s First Lien Obligations, to the extent of the value of the Collateral and any other assets of each Guarantor securing such First Lien Obligations.
Effect of Corporate Structure
     Substantially all of the operations of the Company are conducted by subsidiaries of the Company. Accordingly, the Company is dependent upon the distribution of the earnings of its subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. The subsidiaries of the Company that are not Material U.S. Subsidiaries will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s non-Guarantor subsidiaries, these non-Guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The Guarantor subsidiaries and the Company generated approximately 48%, 49% and 50% of our consolidated revenues for both of the three-month and six-month periods ended July 5, 2009 and fiscal year 2008, respectively, and held approximately 52% of our consolidated assets as of both July 5, 2009 and December 28, 2008. Due to the Company’s holding company structure, the Indebtedness represented by the Notes will be effectively subordinate in right of payment to all obligations of subsidiaries of the Company, other than subsidiaries that are Guarantors of the Notes. See “Risk Factors — Risks Specific to Our Indebtedness and the Notes”.
Ranking
     The Notes and the Guarantees represent secured senior obligations of the Company and the Guarantors and rank pari passu in right of payment with other senior obligations of the Company and the Guarantors, respectively, but, to the extent of the value of the Collateral, are effectively senior to the Company and each Guarantor’s unsecured senior Indebtedness.
     The Notes are secured by Second Priority Liens on the Collateral. As a result, the Notes are effectively (A) junior to any Indebtedness of the Company and the Guarantors which either is (i) secured by the First Priority Liens or (ii) secured by assets which are not part of the Collateral securing the Notes, in each case, to the extent of the value of such assets, and (B) equal in rank with any Pari Passu Junior Lien Obligations.
     The Indebtedness under the Amended Credit Agreement is secured by substantially all of the Company’s assets and guaranteed by the Guarantors, which guarantees in turn are secured by substantially all of such Guarantors’ assets. Accordingly, while the Notes rank equally in right of payment with any Indebtedness under the Amended Credit Agreement and all other liabilities not expressly subordinated by their terms to the Notes, the Notes are effectively subordinated to any Indebtedness outstanding under the Amended Credit Agreement to the extent of the value of the Collateral and any other assets securing such Indebtedness.
Maturity, Interest and Principal
     The Notes mature on November 1, 2013. The Notes bear interest at the rate of 11 3/8% per annum, and interest on the Notes is payable semi-annually on each May 1 and November 1, commencing November 1, 2009, to the holders of record of Notes at the close of business on the April 15 and October 15 immediately preceding such interest payment dates. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance of the original notes (the “Issue Date”), except that interest on Additional Notes will accrue either from the most recent date to which interest has been paid on such Additional Notes, or, if no interest has been paid on such Additional Notes, from their original date of issue. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
Security
     The obligations of the Company with respect to the Notes, the obligations of the Guarantors under the Guarantees, and the performance of all other obligations of the Company and the Guarantors under the Security Documents are secured equally and ratably by Second Priority Liens on substantially all of the assets of the Company and the Guarantors (except for Interface Global Company ApS), subject to certain exceptions as discussed below (the “Collateral”), whether now owned or hereafter acquired, in each case granted to the Collateral Agent for the benefit of the holders of the Notes, including the following:

•	intercompany notes,

•	investment property (i.e., stock or membership interests in domestic and material first-tier subsidiaries), together with the related dividends and distributions payable in respect thereto (except for the stock of any such foreign subsidiary, in which case only 65% of the ownership interest will be pledged),

•	equipment, goods, fixtures, and furniture,

•	inventory,

•	accounts receivables,

•	intellectual property,

•	deposit accounts,

•	money, cash or cash equivalents,

•	books and records,

•	general intangibles and other tangible and intangible property and rights,

•	supporting obligations and letter-of-credit rights,

•	commercial tort claims,

•	rights in a specific litigation,

•	all proceeds of the foregoing, and

•	all of the Company’s and the Guarantors’ right, title and interest in the following real properties owned by the Company and the Guarantors (including all fixtures, easements and appurtenances relating thereto and improvements thereon):

Location	Type of Property
LaGrange, Georgia	Two Manufacturing Facilities
West Point, Georgia	Manufacturing Facility
     The Collateral does not include:
•	motor vehicles,

•	owned real property with a fair market value of less than $1.5 million,

•	leasehold interests in real property,

•	the Company’s fractional interest in an airplane, and

•	certain foreign stock.
     In addition, the Liens granted under the Security Documents are not perfected with respect to any bank accounts, immaterial intellectual property and foreign intellectual property.
     The First Lien Obligations of the Company and the Guarantors are secured by First Priority Liens on the Collateral and the Second Priority Liens are junior in priority to the First Priority Liens with respect to the Collateral pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”).

     The Trustee, who also acts as the Collateral Agent for the benefit of the holders of the Notes, entered into Security Documents defining the terms of the security interests on the Collateral that secure payment and performance when due of the Notes, subject to the terms of the Intercreditor Agreement.
     The Trustee and the Collateral Agent, on behalf of the holders of the Notes, and the First Lien Agent, on behalf of the holders of First Lien Obligations, entered into the Intercreditor Agreement that sets forth the relative priority of the obligations secured by Second Priority Liens and the First Lien Obligations, as well as certain other rights, priorities and interests of the Trustee, the Collateral Agent and the holders of the Notes, and the First Lien Agent and the holders of First Lien Obligations.
Intercreditor Agreement
     The Intercreditor Agreement applies at all times prior to, during and after any bankruptcy, insolvency, liquidation or similar proceeding involving the Company or any Guarantor, and, among other things:
     (1) provides for the subordination of the Second Priority Liens securing the Second Priority Lien Obligations to the First Priority Liens securing the First Lien Obligations;
     (2) prohibits the grant of additional Second Priority Liens on any property or assets of the Company and the Guarantors to the extent the First Lien Agent on behalf of the holder of the First Lien Obligations has not been granted a valid perfected lien on such property and assets;
     (3) prohibits the Collateral Agent and the holders of the Second Priority Lien Obligations from exercising any rights and remedies with respect to the Collateral (including, but not limited to, setoff rights), and grants to the First Lien Agent and the requisite holders of the First Lien Obligations the exclusive right to enforce rights, exercise remedies (including setoff rights) and make determinations regarding the release, disposition or restrictions with respect to the Collateral;
     (4) provides for the application of all proceeds of the Collateral (including, without limitation, any proceeds, payments or awards in respect of any insurance policy covering any of the Collateral) pursuant to the enforcement of any Security Document or the exercise of any remedies thereunder, or upon any bankruptcy, insolvency, liquidation or similar proceeding with respect to the Company or any Guarantor, to the payment first of all of the First Lien Obligations, and also contains provisions that require the Collateral Agent and the holders of the Second Lien Priority Obligations to pay over to the First Lien Agent any and all Collateral and proceeds thereof for the benefit of the holders of the First Lien Obligations until such First Lien Obligations are discharged;
     (5) provides for the automatic and unconditional release by the Collateral Agent of the Second Priority Liens on the Collateral following the release by the First Lien Agent of any of its First Priority Liens in such Collateral following the exercise by the First Lien Agent’s remedies in respect of such Collateral or any sale, lease, exchange, transfer or other disposition of any such Collateral, provided, however, that such release (x) shall not apply with respect to the discharge in full in cash of all of the First Lien Obligations and the termination of the commitments of the holders of the First Lien Obligations under the Amended Credit Agreement and (y) will not affect any of the rights of the Collateral Agent or any holder of Second Priority Lien Obligations to any residual proceeds of any disposition of any Collateral occurring in connection with such release;
     (6) without the prior written consent of the First Lien Agent, prohibits amendments, restatements, modifications and supplements to the Indenture, the Notes and the Security Documents, and also prohibits the refinancing of the Notes and the Second Priority Lien Obligations, in each case, that would contravene the terms and provisions of the Intercreditor Agreement;
     (7) provides for the right of the Collateral Agent and the holders of Second Priority Lien Obligations to exercise rights and remedies as unsecured creditors against the Company or any Guarantor, and does not prohibit the receipt by the Collateral Agent or any holder of Second Priority Lien Obligations of regularly scheduled payments of principal of, and regularly scheduled payments of interest on, Second Priority Lien Obligations, subject to certain terms, conditions and limitations as more fully set forth in the Intercreditor Agreement;
     (8) grants to the holders of Second Priority Lien Obligations the option to purchase all of the First Lien Obligations upon certain purchase events as defined in the Intercreditor Agreement, subject to certain terms, conditions and limitations as more fully set forth in the Intercreditor Agreement; and

        (9) upon any bankruptcy, insolvency, liquidation or similar proceeding involving the Company or any Guarantor:
     (A) provides that the Collateral Agent and the holders of the Second Priority Lien Obligations shall not oppose, object or contest (i) the use of cash Collateral by the Company or any Guarantor if permitted by the First Lien Agent, or (ii) the Company or any Guarantor obtaining post-petition financing (including on a priming basis) from the holder of the First Lien Obligations or any other third party, except upon grounds that the holders of Second Priority Lien Obligations could raise as unsecured creditors,
     (B) provides that the Collateral Agent and the holders of the Second Priority Lien Obligations shall not seek relief, pursuant to Section 362(d) of the Bankruptcy Code or otherwise, from the automatic stay of Section 362(a) of the Bankruptcy Code or from any other stay in any insolvency or liquidation proceeding in respect of the Collateral, without the prior written consent of the First Lien Agent, unless a motion for adequate protection by the First Lien Agent or any holder of the First Lien Obligations has been denied by the Bankruptcy Court,
     (C) provides that the Collateral Agent and the holders of the Second Priority Lien Obligations shall not (i) oppose, object to or contest (1) any request by the First Lien Agent or the other holders of First Lien Obligations for adequate protection (or any granting of such request) or (2) any objection by the First Lien Agent or the other holders of First Lien Obligations to any motion, relief, action or proceeding based on the First Lien Agent or the other holders of First Lien Obligations claiming a lack of adequate protection or (ii) seek or accept any form of adequate protection under any of Sections 362, 363 or 364 of the Bankruptcy Code with respect to the Collateral, except as expressly permitted in the Intercreditor Agreement,
     (D) provides that, under certain limited and specified circumstances, the Collateral Agent and the holder of the Second Priority Lien Obligations shall have the right to seek adequate protection in the form of additional collateral and replacement Liens on post-petition collateral (subject to the terms of the lien subordination provided for in the Intercreditor Agreement),
     (E) prohibits the Collateral Agent and the holders of the Second Priority Lien Obligations from supporting any plan of reorganization or disclosure statement of the Company or any Guarantor unless (i) such plan provides for the payment in full in cash of all First Lien Obligations (including all post-petition interest, fees and expenses) on the effective date of such plan of reorganization, or (ii) among other things, such plan provides on account of the First Lien Obligations for the retention by the First Lien Agent, for the benefit of the holders of the First Lien Obligations, of liens on the Collateral securing the First Lien Obligations, and on all proceeds thereof, and such plan also provides that any liens retained by, or granted to, the Collateral Agent are only on assets or property securing the First Lien Obligations and shall have the same relative priority with respect to the Collateral or other assets or property, respectively, as provided in the Intercreditor Agreement, and
     (F) prohibits the Collateral Agent and the holders of the Second Priority Lien Obligations from opposing or seeking to challenge any claim by the First Lien Agent or any other holders of First Lien Obligations from seeking post-petition interest, fees or expenses to the extent of the value of the liens securing the First Lien Obligations (with such value determined without regard to the existences of any liens securing the Second Priority Lien Obligations), in each case, subject to certain terms, conditions and limitations as more fully set forth in the Intercreditor Agreement.
     The terms of the Intercreditor Agreement terminate upon the discharge of the First Lien Obligations, except to the extent any such term or provision, by its terms, survives any discharge of the First Lien Obligations or is reinstated in accordance with its terms.
Use and Release of Collateral
     Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have commenced enforcement of remedies under the Security Documents, the Company has the right to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

     The Indenture and the Security Documents provide that the Liens on the Collateral pursuant to the Security Documents will automatically and without the need for any further action by any person be released:
     (1) in whole or in part, as applicable, as to all or any portion of the Collateral subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances,
     (2) in whole upon:
     (A) satisfaction and discharge of the Indenture as set forth below under “— Satisfaction and Discharge”, or
     (B) a legal defeasance or covenant defeasance of the Indenture as set forth below under “— Legal Defeasance or Covenant Defeasance of Indenture”,
     (3) in part, as to any property that (A) is sold, leased, transferred or otherwise disposed of by the Company or any Guarantor (other than to the Company or another Guarantor) in a transaction not prohibited by the Indenture at the time of such transfer or disposition or (B) is owned or at any time acquired by a Guarantor that has been released from its Guarantee, concurrently with the release of such Guarantee,
     (4) in whole or in part, in accordance with the applicable provisions of the Intercreditor Agreement,
     (5) as to property that constitutes all or substantially all of the Collateral securing the Notes, with the consent of each holder of the Notes, and
     (6) as to property that constitutes less than all or substantially all of the Collateral securing the Notes, with the consent of the holders of at least 66 2/3% in aggregate principal amount at maturity of the Notes then outstanding.
Additional Notes
     Subject to the limitations set forth under “— Certain Covenants — Limitations on Indebtedness and Issuance of Redeemable Capital Stock” and “— Certain Covenants — Limitation on Liens”, the Company may incur additional Indebtedness. At our option, such additional Indebtedness may consist of additional Notes (“Additional Notes”) issued in one or more transactions, which have identical terms (except for issuance prices and dates) as Notes issued on the Issue Date and Exchange Notes. Holders of Additional Notes would have the right to vote together with holders of Notes issued on the Issue Date and exchange notes as one class. The Additional Notes will be secured equally and ratably with the Notes, by the Liens on the Collateral described above under “ — Security”.
Mandatory Redemption
     The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.
Optional Redemption and Offer to Repurchase
Optional Redemption by the Company
     At any time prior to May 1, 2012, the Company may, on one or more occasions, redeem up to 35% of the sum of (i) the aggregate principal amount of Notes issued on the Issue Date (including, without duplication, any Exchange Notes thereafter issued) and (ii) each initial aggregate principal amount of any Additional Notes issued prior to such redemption date, at a redemption price of 111.375% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the date of redemption, with the net cash proceeds of one or more Public Equity Offerings; provided that
     (1) at least 65% of the sum of (i) the aggregate principal amount of Notes and (ii) the aggregate principal amount of any Additional Notes remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and
     (2) the redemption occurs within 180 days of the date of the closing of the last such Public Equity Offering.

     At any time prior to November 1, 2013, the Notes also will be redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, on at least 30 days’ but not more than 60 days’ prior notice mailed to the registered address of each holder of Notes, at a redemption price equal to 100% of the principal amount of each Note to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest (including any Special Interest), if any, to, the date of redemption.
     “Applicable Premium” means, with respect to any Note on any date of redemption, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (a) the present value at such redemption date of the sum of (1) 100% of the principal amount of such Note plus (2) all required interest payments due on such Note through November 1, 2013 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such Note.
     “Treasury Rate” means, with respect to any redemption date, the yield to maturity as of such redemption date of the United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the date of redemption (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the date of redemption to November 1, 2013; provided, however, that if the period from the date of redemption to November 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.
Repurchase at the Option of Holders upon a Change of Control and Certain Asset Sales
In addition, as described below:
     (1) the Company is obligated, upon the occurrence of a Change of Control, to make an offer to purchase all outstanding Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest (including Special Interest, if any), in each case to the date of purchase; and
     (2) the Company may be obligated to make an offer to purchase Notes with a portion of the net cash proceeds of certain sales or other dispositions of assets at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest (including any Special Interest), if any, to the date of purchase.
See “— Certain Covenants — Change of Control” and “— Certain Covenants — Disposition of Proceeds of Asset Sales”.
Selection and Notice
If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:
     (1) if the Notes are listed on a national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, or
     (2) if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.
     No Notes of a principal amount of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.
     If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption, unless the Company defaults in the payment of the redemption price therefor.

The Guarantees
     Each Material U.S. Subsidiary (other than a Securitization Entity) is and will continue to be a Guarantor unless released from its Guarantee. Each of the Guarantors has, for so long as it remains a Guarantor, unconditionally guaranteed on a senior and joint and several basis all of the Company’s obligations under the Notes, including its obligations to pay principal, premium, if any, Special Interest, if any, and interest with respect to the Notes. The subsidiaries who were Guarantors as of the Issue Date, together with the Company, generated approximately 48%, 49% and 50% of our consolidated revenues for both of the three-month and six-month periods ended July 5, 2009 and the fiscal year 2008, respectively, and held approximately 52% of our consolidated assets as of both July 5, 2009 and December 28, 2008.
     If the Company or any of its Subsidiaries acquire or form a Material U.S. Subsidiary (other than a Securitization Entity), the Company will cause any such Subsidiary to (1) execute and deliver to the Trustee a Guarantee in form and substance reasonably satisfactory to such Trustee pursuant to which such Subsidiary shall guarantee all of the obligations of the Company with respect to the Notes on a senior basis pari passu with the then existing Guarantees of the Notes, and (2) deliver to such Trustee an opinion of counsel reasonably satisfactory to such Trustee to the effect that a Guarantee has been duly executed and delivered by such Subsidiary and that such Subsidiary is in compliance with the terms of the Indenture.
     The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Specific to Our Indebtedness and the Notes”.
     A Guarantor may not consolidate with or merge with or into (whether or not such Guarantor is the surviving person) another person unless either:
     (1) the person formed by or surviving any such consolidation or merger (other than the Company or another Guarantor) assumes all the obligations of that Guarantor pursuant to a supplemental indenture satisfactory to the Trustee and, immediately after giving effect to that transaction, no Default or Event of Default exists, or
     (2) the Guarantee is released pursuant to the next sentence.
The Guarantee of a Guarantor will be released:
     (1) in connection with any sale or other disposition of all of the capital stock of a Guarantor (including a sale by way of merger or consolidation), if immediately after giving effect to such sale or other disposition, there is no Default or Event of Default that has occurred and is continuing,
     (2) if the Company designates any Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture,
     (3) if there is a legal defeasance of the Notes as described under “— Legal Defeasance or Covenant Defeasance of Indenture”,
     (4) in connection with the sale or disposition of such a Guarantor pursuant to, or in lieu of, the exercise by the lenders under the Amended Credit Agreement or by one or more holders of other secured Indebtedness of rights and remedies in respect of the capital stock of such Guarantor pledged or assigned to such lender or lenders or to such holder or holders to secure such Indebtedness, or
     (5) in connection with any other sale or other disposition of such a Guarantor, the proceeds of which are used to permanently repay amounts available for borrowing under the Amended Credit Agreement or other secured Indebtedness secured by such capital stock.
     Except as described above or in “— Certain Covenants” below, the Company is not restricted from selling or otherwise disposing of any of the Guarantors.

Certain Covenants
     The Indenture contains the following covenants, among others:
Limitations on Indebtedness and Issuance of Redeemable Capital Stock
     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment of (in each case, to “incur”) any Indebtedness (including, without limitation, any Acquired Indebtedness) and it will not issue any Redeemable Capital Stock and will not permit any of its Subsidiaries to issue Redeemable Capital Stock; provided, however, that the Company or any of its Subsidiaries will be permitted to incur Indebtedness (including, without limitation, Acquired Indebtedness) and the Company may issue shares of Redeemable Capital Stock if:
     (1) at the time such additional Indebtedness is incurred or such Redeemable Capital Stock is issued, and after giving pro forma effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.0 to 1.0, and
     (2) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.
     Notwithstanding the foregoing, the Company and its Subsidiaries may, to the extent specifically set forth below, incur each and all of the following (each and all of the following, “Permitted Indebtedness”):
     (1) Indebtedness of the Company evidenced by the Notes issued on the Issue Date and constituting the Exchange Notes,
     (2) Indebtedness of any Guarantor evidenced by its Guarantee of the Notes issued on the Issue Date and constituting the Exchange Notes,
     (3) Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date,
     (4) Indebtedness of the Company and its Subsidiaries in respect of the Amended Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) the Borrowing Base or (ii) $125,000,000 less, in each case, the sum of
     (A) amounts (without duplication) at any one time outstanding under Receivables Securitization Agreements as of the end of the most recently completed fiscal quarter for which financial statements are available, and
     (B) the aggregate amount of all Net Cash Proceeds of Asset Sales used to repay borrowings under the Amended Credit Agreement pursuant to the covenant described under the caption “— Certain Covenants — Disposition of Proceeds of Asset Sales” to the extent such repayments are required to permanently reduce the commitments under the Amended Credit Agreement pursuant to such covenant, it being understood that any amounts outstanding under the Amended Credit Agreement on the Issue Date are deemed to be incurred under this clause (4),
     (5) Indebtedness of the Company and its Subsidiaries in respect of the European Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed €32,000,000,
     (6) Interest Rate Protection Obligations of the Company covering Indebtedness of the Company or a Subsidiary of the Company, and Interest Rate Protection Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that, in either case:
     (A) any Indebtedness to which any such Interest Rate Protection Obligations relate bears interest at fluctuating interest rates and is otherwise not incurred in violation of this covenant, and
     (B) the notional principal amount of any such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Obligations relate,

     (7) Indebtedness of a Wholly Owned Subsidiary owed to and held by the Company or another Wholly Owned Subsidiary, provided that each loan or other extension of credit:
     (A) made by a Guarantor to a Subsidiary that is not a Guarantor shall not be subordinated to other obligations of such Subsidiary, and
     (B) made to a Guarantor by another Subsidiary that is not a Guarantor shall be made on a subordinated basis to the Guarantee, except that (i) any transfer (which shall not include a pledge or assignment as collateral to or for the benefit of any holders of Senior Indebtedness) of such Indebtedness by the Company or a Wholly Owned Subsidiary (other than to the Company or to a Wholly Owned Subsidiary) and (ii) the sale, transfer or other disposition by the Company or any Subsidiary of the Company of Capital Stock of a Wholly Owned Subsidiary which is owed Indebtedness of another Wholly Owned Subsidiary such that it ceases to be a Wholly Owned Subsidiary of the Company shall, in each case and without duplication, be an incurrence of Indebtedness by such Subsidiary subject to the other provisions of this covenant,
     (8) Indebtedness of the Company owed to and held by a Wholly Owned Subsidiary of the Company, provided that each loan or other extension of credit made by a Subsidiary that is not a Guarantor shall be subordinated in right of payment to the payment and performance of the Company’s obligations under the Indenture and the Notes, except that (i) any transfer (which shall not include a pledge or assignment as collateral to or for the benefit of any holders of Senior Indebtedness) of such Indebtedness by a Wholly Owned Subsidiary of the Company (other than to another Wholly Owned Subsidiary of the Company), and (ii) the sale, transfer or other disposition by the Company or any Subsidiary of the Company of Capital Stock of a Wholly Owned Subsidiary which holds Indebtedness of the Company such that it ceases to be a Wholly Owned Subsidiary shall, in each case and without duplication, be an incurrence of Indebtedness by the Company, subject to the other provisions of this covenant,
     (9) Indebtedness in respect of Currency Agreements; provided that, in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder,
     (10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five business days of incurrence,
     (11) Indebtedness of the Company or any of its Subsidiaries evidenced by guarantees of any Permitted Indebtedness subject to the requirement for Subsidiaries to guarantee the Notes as described above under the heading “— Overview — The Guarantees”,
     (12) Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business,
     (13) Indebtedness incurred with respect to:
     (A) letters of credit issued for the account of the Company or any Subsidiary of the Company pursuant to the Amended Credit Agreement, subject to clause (4) above and the limitations set forth therein,
     (B) letters of credit issued for the account of the Company or any Subsidiary of the Company pursuant to the European Credit Agreement, subject to clause (5) above and the limitations set forth therein, and
     (C) unsecured letters of credit, in addition to those described in clause (12) above, issued for the account of the Company or any Subsidiary of the Company in the ordinary course of business in aggregate outstanding stated amounts not to exceed $5,000,000,

     (14) Indebtedness, if any, owing or incurred by the Company or any Subsidiary in connection with sales of receivables of the Company or any Subsidiary pursuant to Receivables Securitization Agreements in connection with one or more Qualified Securitization Transactions (including, if and as applicable, and without limitation, any Indebtedness incurred by a Securitization Entity in connection with a Qualified Securitization Transaction),
     (15) Indebtedness in respect of purchase money obligations, the incurrence of Indebtedness represented by Capitalized Lease Obligations, mortgage financings, purchase money obligations or other Indebtedness incurred or assumed in connection with the acquisition, construction, improvement or development of real or personal property (whether through the direct purchase of assets or the Capital Stock of any person owning such assets), in each case incurred (x) within 180 days before or after the acquisition, construction, development or improvement of the related asset in the case of the initial financing of all or any part of the purchase price or cost of acquisition, construction, improvement or development of property used in the business of the Company or one or more of its Subsidiaries, or (y) the refinancing of Indebtedness described in clause (x), in an aggregate principal amount pursuant to this clause (15) not to exceed $10,000,000 at any time outstanding,
     (16) Indebtedness of the Company or any Subsidiary of the Company secured by the Permitted Liens of the type described in clause (16) of the definition of Permitted Liens,
     (17) Indebtedness of the Company or any Subsidiary of the Company in addition to that described in clauses (1) through (16) above, in an aggregate principal amount outstanding at any time not exceeding $30,000,000, and
     (18) Permitted Refinancing Indebtedness, which means:
     (A) Indebtedness of the Company, the proceeds of which are used with reasonable promptness to refinance (whether by amendment, renewal, extension, substitution, refinancing, refunding or replacement, whether with the same or any other person(s) as lender(s), including successive refinancings thereof) any Indebtedness of the Company or any of its Subsidiaries, and
     (B) Indebtedness of any Subsidiary of the Company, the proceeds of which are used with reasonable promptness to refinance (whether by amendment, renewal, extension, substitution, refinancing, refunding or replacement, whether with the same or any other person(s) as lender(s), including successive refinancings thereof) any Indebtedness of such Subsidiary, in each case to the extent the Indebtedness to be refinanced was incurred pursuant to clauses (1), (2) or (3) above or this clause (18) or is originally incurred pursuant to the proviso with respect to the Consolidated Fixed Charge Coverage Ratio test described in the first paragraph of this description of the “— Certain Covenants — Limitations on Indebtedness and Issuance of Redeemable Capital Stock” covenant.
Furthermore, in order to be Permitted Refinancing Indebtedness under this clause (18), the principal amount of Indebtedness incurred pursuant to this clause (18) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) cannot:
     (C) exceed the sum of the principal amount of Indebtedness so refinanced (except where the amount of any excess is permitted pursuant to another clause of this covenant), plus the amount of any premium or other amount required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness or the amount of any premium or other amount reasonably determined by the Board of Directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the amount of expenses in connection therewith, and

     (D) in the case of Indebtedness incurred by the Company or a Guarantor pursuant to this clause (18), (i) to refinance Subordinated Indebtedness, such Indebtedness (I) has no scheduled principal payment prior to the 91st day after the final maturity date of the Subordinated Indebtedness refinanced, (II) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Subordinated Indebtedness refinanced, and (III) is subordinated to the Notes or the Guarantees, as the case may be, in the same manner and to the same extent that the Subordinated Indebtedness being refinanced is subordinated to the Notes or the Guarantees, as the case may be, and (ii) to refinance other Senior Indebtedness, such Indebtedness (I) has no scheduled principal payment date prior to the 91st day after the final maturity date of the Senior Indebtedness refinanced, (II) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Indebtedness refinanced, and (III) constitutes other Senior Indebtedness or Subordinated Indebtedness.
Limitation on Restricted Payments
     Unless the conditions set forth in the following clauses (5), (6) and (7) exist or are satisfied, as the case may be, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:
     (1) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any of its Subsidiaries, or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any of its Subsidiaries, other than:
     (A) dividends or distributions payable solely in Capital Stock of the Company (but not Redeemable Capital Stock) or in options, warrants or other rights to purchase Capital Stock of the Company (other than Redeemable Capital Stock),
     (B) the declaration or payment of dividends or other distributions to the extent declared or paid to the Company or any Subsidiary of the Company, and
     (C) the declaration or payment of dividends or other distributions by any Subsidiary of the Company to all holders of Common Stock of such Subsidiary on a pro rata basis,
     (2) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or any of its Subsidiaries, other than any such Capital Stock owned by a Wholly Owned Subsidiary of the Company,
     (3) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value — prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity — any Subordinated Indebtedness, other than:
     (A) any Indebtedness owed by the Company or a Wholly Owned Subsidiary of the Company to the Company or any Guarantor,
     (B) any Indebtedness, not to exceed $40,000,000, owed by the Company under the 9.5% Notes, or
     (C) any Indebtedness purchased pursuant to an Asset Sale Offer or a Change in Control Offer, or
     (4) make any Investment (other than any Permitted Investment) in any person
(such payments or Investments described in the preceding clauses (1), (2), (3) and (4), except as excluded therein, are collectively referred to as “Restricted Payments”). The restrictions set forth in the preceding clauses (1), (2), (3) and (4) shall not apply if, at the time of, and after giving effect to, the proposed Restricted Payment:
     (5) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof,
     (6) immediately prior to and after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the Reference Period, the Company would be able to incur $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Limitations on Indebtedness and Issuance of Redeemable Capital Stock” (assuming a market rate of interest with respect to such additional Indebtedness), and

     (7) such proposed Restricted Payment, together with the aggregate amount of all Restricted Payments declared or made by the Company and its Subsidiaries from and after the Issue Date would not exceed the sum of:
     (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter of the Company during which the Issue Date occurs and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment, which period shall be treated as a single accounting period (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, such deficit amount shall not be included in the calculation under this clause (7)), plus
     (B) the aggregate net cash proceeds and the Fair Market Value of any property other than cash received by the Company either (i) as capital contributions to the Company after the Issue Date from any person (other than a Subsidiary of the Company) or (ii) from the issuance or sale of Capital Stock (excluding Redeemable Capital Stock, but including Capital Stock issued upon the conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Capital Stock)) of the Company to any person (other than to a Subsidiary of the Company) after the Issue Date, plus
     (C) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date (excluding any Investment described in clause (4) of the following paragraph), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment, plus
     (D) $25,000,000.
     The amount of any Restricted Payment, if other than cash, will be the Fair Market Value on the date of such Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to such Restricted Payment. Furthermore, for purposes of the preceding clause (7), the value of the aggregate net proceeds received by the Company upon the issuance of Capital Stock upon the conversion of convertible Indebtedness or upon the exercise of options, warrants or rights to purchase Capital Stock will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental cash amount received by the Company upon the conversion or exercise thereof. None of the foregoing provisions prohibits:
     (1) the payment of the Company’s regular quarterly cash dividend in an amount not to exceed $0.02 per share, or
     (2) the payment of any dividend within 60 days after the date of its declaration, if, at the date of declaration, such payment would have complied with the provisions of the Indenture,
     (3) the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Subsidiary of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent (A) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (B) issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are used for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (7) of the description of Restricted Payments,
     (4) any redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness by exchange for, or out of the net cash proceeds of, a substantially concurrent (A) capital contribution to the Company from any person (other than a Subsidiary of the Company) or (B) issue and sale of (i) Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Subsidiary of the Company); provided, however, that the amount of any such net cash proceeds that are used for any such redemption, repurchase or other acquisition or retirement shall be excluded from clause (7) of the description of Restricted Payments; or (ii) Indebtedness of the Company issued to any person (other than a Subsidiary of the Company), so long as such Indebtedness is Subordinated Indebtedness that (I) has no scheduled principal payment date prior to the 91st day after the final maturity date of the Indebtedness refinanced, (II) has an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Indebtedness refinanced and (III) is subordinated to the Notes in the same manner and at least to the same extent as the Subordinated Indebtedness so purchased, exchanged, redeemed, acquired or retired,

     (5) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the covenant described under “— Certain Covenants — Disposition of Proceeds of Asset Sales” below,
     (6) repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not exceeding $1,000,000 in any calendar year, and
     (7) any purchase, redemption, defeasance, acquisition or retirement of Capital Stock (other than Redeemable Capital Stock, but including cash settlements of stock options) of the Company from current or former directors, officers or employees of the Company or any of its Subsidiaries in connection with awards, the vesting of awards or the exercise of awards under any of the Company’s stock plans approved by its Board of Directors, in an aggregate amount not to exceed $500,000 in any fiscal year (provided, however, that if the actual aggregate amount of such purchases, redemptions, defeasances, acquisitions or retirements of the Capital Stock made during any such fiscal year (the “Repurchase Amount”) is less than $500,000 (the “Repurchase Limit”), then the applicable limit for the immediately succeeding fiscal year shall be increased by an amount equal to the difference between the Repurchase Limit and the Repurchase Amount) but in no event exceeding an aggregate amount of $1,000,000 in any calendar year, or $5,000,000 in the aggregate, during the term of the Notes.
     Furthermore, in computing the amount of Restricted Payments previously made for purposes of the preceding clause (7) of the conditions to making Investments constituting Restricted Payments described above, (i) Investments and repurchases made under clauses (5), (6) and (7) of the above exclusions shall be included as if they were Restricted Payments and (ii) Investments and repurchases made under clauses (1), (2), (3) and (4) above shall not be so included.
Limitation on Liens
     The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur, assume or suffer to exist (collectively, “incur”) any Liens on or with respect to the Collateral except Permitted Collateral Liens.
     Subject to the immediately preceding paragraph, the Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to incur any Liens, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom except the Collateral without securing the Notes and all other amounts due under the Indenture (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.
     Notwithstanding the foregoing, the Company or any Subsidiary may incur Liens that would otherwise be subject to the restrictions set forth in the preceding paragraph if, after giving effect thereto and at the time of determination, the sum of (1) the Indebtedness of the Company and its Subsidiaries secured by Liens not otherwise permitted under clauses (1) through (17) of the definition of “Permitted Liens” and (2) Attributable Liens of the Company and its Subsidiaries incurred after the Issue Date does not exceed 5.0% of Consolidated Net Assets.
Change of Control
     Upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase (a “Change of Control Offer”) on a business day (the “Change of Control Purchase Date”) not more than 45 nor less than 30 days following the mailing of the notice described in the second paragraph below to holders of the Notes, all of the then outstanding Notes at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof plus accrued and unpaid interest, premium, if any, and Special Interest, if any, to the Change of Control Purchase Date. The Company shall be required to purchase all Notes properly tendered into the Change of Control Offer and not withdrawn. The Change of Control Offer is required to remain open for at least 15 days and until the close of business on the Change of Control Purchase Date.

     Within 30 days following a Change of Control and prior to the mailing of the notice to the holders of the Notes provided for in the next paragraph, we will be obligated to either (1) repay in full all Indebtedness under the Amended Credit Agreement and terminate the commitments of the lenders thereunder, or (2) obtain the requisite consent under the Amended Credit Agreement to permit the repurchase of the Notes as provided herein. We must comply with the provisions of the Indenture described in this paragraph before we will be required to repurchase the Notes, but if we fail to comply with our obligation to offer to repurchase the Notes upon a Change of Control, such failure will constitute an Event of Default under the Indenture.
     In order to effect the Change of Control Offer, the Company will, not later than the 30th day after the occurrence of the Change of Control, mail to each holder of Notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of Notes must follow to accept the Change of Control Offer.
     The occurrence of the events constituting a Change of Control under the Indenture will result in an event of default under the Amended Credit Agreement and, thereafter, the lenders will have the right to require repayment of the borrowings thereunder in full. The Company’s obligations under the Amended Credit Agreement represent obligations pari passu in right of payment to the Notes and are secured by the First-Priority Liens. Because the lenders under the Amended Credit Agreement will be entitled to a claim on the secured Assets, such lenders are likely to be paid in full before any distribution is made to the holders of the Notes or holders of other senior, non-secured Indebtedness (although the failure by the Company to comply with its obligations in the event of a Change of Control will constitute a default under the Notes). The Company also is obligated to make a substantially similar change of control offer under its 9.5% Notes, and a change of control may result in an event of default or require a change of control offer under future Senior Indebtedness. There can be no assurance that the Company will have adequate resources to repay or refinance all Indebtedness owing under the Amended Credit Agreement or under existing or future Senior Indebtedness with change of control provisions or restrictions or to fund the purchase of the Notes upon a Change of Control.
     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company, and the third party thereafter purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another person or group may be uncertain.
     We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, if a Change of Control occurs and we are required to purchase Notes as described above.
     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. Although the existence of a holder’s right to require us to repurchase Notes in respect of a Change of Control may deter a third party from acquiring us in a transaction that constitutes a Change of Control, the provisions of the Indenture relating to a Change of Control in and of themselves may not afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, recapitalization, restructuring, merger or similar transaction involving the Company that may adversely affect holders, if such transaction is not the type of transaction included within the definition of a Change in Control.

Disposition of Proceeds of Asset Sales
     The Company will not, and will not permit any of its Subsidiaries to, make any Asset Sale unless:
     (1) the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares of Capital Stock or assets sold or otherwise disposed of; and
     (2) at least 70% of such consideration consists of cash or Cash Equivalents.
     Within fifteen months after the receipt of any Net Cash Proceeds from an Asset Sale (other than a sale of Collateral), the Company (or the applicable Subsidiary, as the case may be) may, at its option, apply such Net Cash Proceeds:
     (1) to permanently repay First Lien Obligations (including by way of cash collateralization of outstanding letters of credit) provided, however, that any Net Cash Proceeds used to repay First Lien Obligations shall permanently reduce dollar for dollar the amount of Indebtedness that may be incurred pursuant to clause (4) of the exceptions to the Limitations on Indebtedness and Issuance of Redeemable Capital Stock described above under such heading, but, further provided, that any procedure by which funds of the Company or any Subsidiary thereof in any deposit or investment account maintained with the First-Lien Agent (or any successor agent under the Amended Credit Agreement) are in the normal course of business automatically swept to repay First Lien Obligations shall not be deemed to constitute a repayment thereunder by the Company for purposes of this paragraph or such clause (4),
     (2) to repay or acquire other Senior Indebtedness, provided, however, that any Net Cash Proceeds used to repay or acquire other Senior Indebtedness shall permanently reduce such Senior Indebtedness, and the Company shall cancel any such acquired Senior Indebtedness, or
     (3) to an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Subsidiaries existing on the Issue Date or in businesses reasonably related thereto.
     Within fifteen months after the receipt of any Net Cash Proceeds from an Asset Sale that constitutes a sale of Collateral, the Company (or the applicable Subsidiary, as the case may be) may apply those net Cash Proceeds:
     (1) to permanently repay First Lien Obligations (including by way of cash collateralization of outstanding letters of credit) provided, however, that any Net Cash Proceeds used to repay First Lien Obligations shall permanently reduce dollar for dollar the amount of Indebtedness that may be incurred pursuant to clause (4) of the exceptions to the Limitations on Indebtedness and Issuance of Redeemable Capital Stock described above under such heading, but, further provided, that any procedure by which funds of the Company or any Subsidiary thereof in any deposit or investment account maintained with the First-Lien Agent (or any successor agent under the Amended Credit Agreement) are in the normal course of business automatically swept to repay the First Lien Obligations shall not be deemed to constitute a repayment thereunder by the Company for purposes of this paragraph or such clause (4), or
     (2) to purchase other assets that constitutes Collateral and become subject to the Lien of the Indenture (subject to no other Liens other than the Permitted Collateral Liens).

     Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding two paragraphs of this covenant will constitute “Excess Proceeds” subject to disposition as provided below. When the aggregate amount of Excess Proceeds equals or exceeds $15,000,000, the Company shall make an offer to purchase (an “Asset Sale Offer”), from all holders of the Notes and (a) in the case of Net Cash Proceeds from Collateral, from the holders of any Pari Passu Junior Lien Obligations containing similar rights in the event of an Asset Sale or (b) in the case of any other Net Cash Proceeds, from all holders of other Indebtedness that is pari passu in right of payment with the Notes and containing similar rights in the event of an Asset Sale (“Tenderable Indebtedness”) not more than 40 business days thereafter, an aggregate principal amount of Notes and such other Tenderable Indebtedness that may be purchased out of such Excess Proceeds. The offer price in any Asset Sale Offer will, in the case of the Notes, be equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest (including Special Interest, if any) to the purchase date and will be payable in cash, and, in the case of any other Tenderable Indebtedness incurred after the Issue Date, would be equal to the price specified in or permitted by such other Tenderable Indebtedness and will be payable as provided therein (provided that such price shall not exceed 100% of the outstanding principal amount of the Tenderable Indebtedness being purchased). To the extent that the aggregate principal amount of Notes and other Tenderable Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such residue for general corporate purposes. If the aggregate principal amount of Notes and other Tenderable Indebtedness validly tendered into such Asset Sale Offer and not withdrawn by holders thereof exceeds the Excess Proceeds, then the Notes and Tenderable Indebtedness so tendered will be selected on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.
     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and the Company is required to purchase Notes as described above.
     Pending the final application of any such Net Cash Proceeds, the Company (or the applicable Subsidiary, as the case may be) may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the Indenture.
Limitation on Transactions with Interested Persons
     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services) with, or for the benefit of, any Affiliate of the Company or any beneficial owner (determined in accordance with the Indenture) of 5% or more of the Company’s Common Stock at any time outstanding (“Interested Persons”), unless:
     (1) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction at such time from persons who are not Affiliates of the Company or Interested Persons,
     (2) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $1,000,000 and less than $10,000,000, the Company has delivered an officer’s certificate to the Trustee certifying that such transaction or series of transactions complies with the preceding clause (1),
     (3) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $10,000,000 and less than $25,000,000, the Company has delivered to the Trustee a board resolution approved by a majority of disinterested members of the Board of Directors ratifying such transaction or series of transactions, along with an officer’s certificate attesting to such resolution, and
     (4) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $25,000,000, (or a transaction described in clause (3) of this paragraph for which there are not disinterested members of the Board of Directors to approve the transaction as required above), the Company has delivered to the Trustee a written opinion from an Independent Financial Advisor stating that the terms of such transaction or series of transactions are fair to the Company or its Subsidiary, as the case may be, from a financial point of view.

     The following will not be deemed to be transactions with Affiliates or Interested Persons and, therefore, will not be subject to the provisions described in the prior paragraph:
     (1) payment of dividends in respect of its Capital Stock permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments” above,
     (2) payment of reasonable and customary fees to directors of the Company who are not employees of the Company,
     (3) incurrence or payment of loans or advances to officers, employees or consultants of the Company and its Subsidiaries (including travel and moving expenses) in the ordinary course of business for bona fide business purposes of the Company or such Subsidiary, not in excess of $1,000,000 in the aggregate at any one time outstanding,
     (4) any transaction or series of related transactions of the Company with or for the benefit of any one or more of its Subsidiaries or of any one or more the Company’s Subsidiaries with, or for the benefit of, the Company, or
     (5) any compensatory plan or transaction (or arrangement in support of, or reasonably and directly related to, any compensatory plan or transaction) of or by the Company or any Subsidiary for the benefit of employees or directors.
Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries
     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to:
     (1) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits,
     (2) pay any Indebtedness owed to the Company or any other Subsidiary of the Company,
     (3) make loans or advances to, or any investment in, the Company or any other Subsidiary of the Company,
     (4) transfer any of its properties or assets to the Company or any other Subsidiary of the Company, or
     (5) guarantee any Indebtedness of the Company or any other Subsidiary of the Company.
However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:
     (1) applicable law,
     (2) customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Subsidiary of the Company,
     (3) customary restrictions on transfers of property subject to a Lien permitted under the Indenture that could not materially adversely affect the Company’s ability to satisfy its obligations under the Indenture and the Notes,
     (4) any agreement or other instrument of a person acquired by the Company or any Subsidiary of the Company (or a Subsidiary of such person) in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the properties or assets of the person, so acquired,
     (5) provisions contained in agreements or instruments relating to Indebtedness that prohibit the transfer of all or substantially all of the assets of the obligor thereunder unless the transferee shall assume the obligations of the obligor under such agreement or instrument, and

     (6) encumbrances and restrictions under the 9.5% Notes, the Amended Credit Agreement, the European Credit Agreement, the Receivables Securitization Agreements and other Senior Indebtedness, in each case, in effect on the Issue Date, and encumbrances and restrictions in permitted refinancings or replacements thereof, that are no less favorable to the holders of the Notes than those contained in the 9.5% Notes, the Amended Credit Agreement, the European Credit Agreement, the Receivables Securitization Agreements or in the Senior Indebtedness so refinanced or replaced.
Limitation on Applicability of Certain Covenants
     During any period of time that the rating assigned to the Notes by both S&P and Moody’s (collectively, the “Rating Agencies”) is no less than BBB- and Baa3, respectively (an “Investment Grade Rating”), and no Default or Event of Default has occurred and is continuing, the Company and its Subsidiaries will not be subject to the provisions of the Indenture described under the captions:
•	“Limitations on Indebtedness and Issuance of Redeemable Capital Stock”,

•	“Limitation on Restricted Payments”,

•	“Disposition of Proceeds of Asset Sales” (but only with respect to the sale of Assets other than the Collateral),

•	“Limitation on Transactions with Interested Persons”,

•	“Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries”,

•	“Sale and Leaseback Transactions” (but only as described in such discussion), and

•	“Merger, Sale of Assets, Etc,” (but only as described in such discussion) (collectively, the “Suspended Covenants”).
     If, at any time following such a suspension of the above provisions, the Notes do not continue to have an Investment Grade Rating from at least one of the Rating Agencies, then the suspension will end and the Company and its Subsidiaries will again be subject to the Suspended Covenants (until at least one of the Rating Agencies has again assigned an Investment Grade Rating to the Notes). Compliance with the Suspended Covenants with respect to Restricted Payments made after the time that the suspension ended will be calculated in accordance with the covenant described under the heading “— Certain Covenants — Limitation on Restricted Payments” as if such covenant had been in effect at all times after the date of the Indenture.
     The Notes are expected to be subject to all covenants in the Indenture as of the anticipated closing date.
Reporting Requirements
     The Company will file with the SEC the annual reports, quarterly reports and other documents required to be filed (or furnished) with the SEC pursuant to Sections 13 and 15 of the Exchange Act, whether or not the Company has a class of securities registered under the Exchange Act. The Company will deliver to the Trustee within 15 days after the date it is required to make (or, if applicable, furnish) such filings (including as such date may be extended under any applicable time period pursuant to Rule 12b-25 under the Exchange Act) with the SEC (or if any such filing is not permitted under the Exchange Act, 15 days after the Company would have been required to make or furnish such filing) copies of such reports and documents; provided, however, that the filing of any such document with the SEC in a publicly-available format on the SEC’s IDEA system, or any successor thereto, shall be deemed to constitute delivery of such document to the Trustee.
Rule 144A Information Requirement
     If at any time the Company is no longer subject to the reporting requirements of the Exchange Act, it will furnish to the holders or beneficial holders of the Notes and prospective purchasers of the Notes designated by the holders of the Notes, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Sale and Leaseback Transactions
     The Company will not, and will not permit any of its Subsidiaries to, enter into a sale and leaseback transaction; provided that the Company or any Guarantor may enter into a sale and leaseback transaction if:
     (1) the Company or that Guarantor, as applicable, could have (A) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale and leaseback transaction under the Consolidated Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Certain Covenants — Limitations on Indebtedness and Issuance of Redeemable Capital Stock” and (B) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Certain Covenants — Limitation on Liens”; provided, however, that clause (A) of this clause (1) shall be suspended during any period in which the Company and its Subsidiaries are not subject to the Suspended Covenants;
     (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, which (if in excess of $10,000,000) will be determined in good faith by the Board of Directors and set forth in an officer’s certificate delivered to the Trustee, of the property that is the subject of such sale and leaseback transaction; and
     (3) the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Optional Redemption and Offer to Repurchase — Repurchase at the Option of Holders upon a Change of Control and Certain Asset Sales”;
Notwithstanding the foregoing, the Company or any Subsidiary may effect a sale and leaseback transaction or series of transactions with respect to its facility located in Craigavon, County Armagh, Ireland, and the Attributable Indebtedness resulting therefrom shall be excluded from the calculation and requirements otherwise described in clauses (1) and (3) above to the extent such amount does not exceed £1,000,000.
Merger, Sale of Assets, Etc.
     The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or the Company and its Subsidiaries, taken as a whole, to any other person or persons, unless at the time of and after giving effect thereto:
     (1) either (A) if the transaction or series of transactions is a merger or consolidation, the Company shall be the surviving person of such merger or consolidation, or (B) the person formed by such consolidation or into which the Company or such Subsidiary is merged or to which the properties and assets of the Company or such Subsidiary, as the case may be, are transferred (any such surviving person or transferee person being the “Surviving Entity”) shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect,
     (2) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing,
     (3) the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), could incur $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio set forth in the first paragraph of the covenant described under “— Certain Covenants — Limitations on Indebtedness and Issuance of Redeemable Capital Stock” above (assuming a market rate of interest with respect to such additional Indebtedness), and

     (4) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions, provided, however, that this clause (4) shall be suspended during any period in which the Company and its Subsidiaries are not subject to the Suspended Covenants.
     In connection with any consolidation, merger, transfer, lease, assignment or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease, assignment or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture; provided, however, that, solely for purposes of computing amounts described in clause (7) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” above, any such Surviving Entity shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation or transfer of assets.
     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the Surviving Entity, then the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein.
Designation of Unrestricted Subsidiaries
     The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary if no Default or Event of Default would occur or be continuing immediately after such designation and taking into effect the designation. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Subsidiary if the redesignation would not cause a Default or Event of Default as a result of such designation; provided, however, that the Company shall not be permitted to redesignate any Unrestricted Subsidiary as a Subsidiary unless, after giving pro forma effect to such redesignation, (1) the Company would be permitted to incur $1.00 of additional Indebtedness under the proviso in the first paragraph of the covenant described under “— Certain Covenants — Limitation on Indebtedness and Issuance of Redeemable Capital Stock” above (assuming a market rate of interest with respect to such Indebtedness) and (2) all Indebtedness and Liens of such Unrestricted Subsidiary would be permitted to be incurred by a Subsidiary of the Company under the Indenture. After a redesignation of an Unrestricted Subsidiary back to a Subsidiary, the Company may not thereafter designate such Subsidiary as an Unrestricted Subsidiary.
     If a Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Certain Covenants — Limitation on Restricted Payments” or Permitted Investments, as applicable. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such designated Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.
Events of Default
     The following are “Events of Default” under the Indenture:
     (1) default in the payment of the principal of or premium, if any, on any of the Notes when the same becomes due and payable (upon Stated Maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise),
     (2) default in the payment of an installment of interest (including any Special Interest) on any of the Notes, when the same becomes due and payable, which default continues for a period of 30 days,

     (3) failure to perform or observe any other term, covenant or agreement contained in the Notes, the Indenture or any Guarantee (other than a default specified in clause (1) or (2) above) and such default continues for a period of 60 days after written notice of such default shall have been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% in aggregate principal amount of the Notes then outstanding,
     (4) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Significant Subsidiary of the Company then has outstanding Indebtedness in excess of $20,000,000, individually or in the aggregate, and either (A) such Indebtedness is already due and payable in full or (B) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness,
     (5) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $20,000,000, either individually or in the aggregate, shall be entered against the Company or any Significant Subsidiary of the Company or any of their respective properties and shall not be discharged or fully bonded, and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect,
     (6) unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, default by the Company or any Significant Subsidiary party thereto in the performance of the Security Documents which adversely affects the enforceability, validity, perfection (to the extent required) or priority of the Second Priority Liens on a material portion of the Collateral granted to the Collateral Agent for the benefit of the Trustee and the holders of the Notes, the repudiation or disaffirmation by the Company or any Significant Subsidiary of its material obligations under the Security Documents or the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Company or any Subsidiary party thereto for any reason with respect to a material portion of the Collateral (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the holders of at least 25% of the outstanding principal amount of the Notes and demanding that such default be remedied),
     (7) any Guarantee issued by a Guarantor, which is also a Significant Subsidiary of the Company, ceases to be in full force and effect or is declared null and void, or any such Guarantor denies that it has any further liability under any such Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture) and such condition shall have continued for a period of 60 days after written notice of such failure (which notice shall specify the Default, demand that it be remedied and state that it is a “Notice of Default”) requiring such Guarantor and the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% in aggregate principal amount of the Notes then outstanding, or
     (8) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary of the Company shall have occurred.
     If an Event of Default (other than as specified in clause (8) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all of the outstanding Notes due and payable immediately, upon which declaration, all amounts payable in respect of the Notes shall be immediately due and payable; provided, however, that, for so long as the Amended Credit Agreement is in effect, such declaration shall not become effective until the earlier of (10) ten business days following delivery of written notice to the First-Lien Agent thereunder of the intention to accelerate the maturity of the Notes, or (2) the acceleration of the maturity of the Indebtedness under the Amended Credit Agreement.
     If an Event of Default specified in clause (8) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest (including Special Interest), if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

     After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if:
     (1) the Company has paid or deposited with the Trustee a sum sufficient to pay (A) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (B) all overdue interest on all Notes, (C) the principal of, premium, if any, and Special Interest, if any, on any Notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (D) to the extent that payment of such interest is lawful, interest upon overdue interest, overdue principal and Special Interest, if any, at the rate borne by the Notes that have become due otherwise than by such declaration of acceleration,
     (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, and
     (3) all Events of Default, other than the nonpayment of principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.
     The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, Special Interest, if any, or interest on any Note, in respect of a covenant or provision that under the Indenture that cannot be modified or amended without the consent of the holder of each Note outstanding.
     No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or the Notes or any remedy thereunder, unless:
     (1) the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture,
     (2) the Trustee has failed to institute such proceeding within 30 days after receipt of such notice, and
     (3) the Trustee, within such 30-day period, has not received directions inconsistent with such written request from holders of a majority in aggregate principal amount of the outstanding Notes.
Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. The exercise of any and all rights and remedies in respect of the Collateral is subject to the terms of the Intercreditor Agreement.
     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, whether or not an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee and the terms of the Intercreditor Agreement, the holders of not less than a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.
     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 30 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers determines in good faith that withholding the notice is in the interest of the holders of the Notes.
     The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within 30 days of any event that is, or after notice or lapse of time or both would become, an Event of Default.

Legal Defeasance or Covenant Defeasance of Indenture
     Upon satisfaction of certain special requirements, the Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Notes (“legal defeasance”). Such legal defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:
     (1) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, interest, and Special Interest, if any, on such Notes when such payments are due,
     (2) the Company’s obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes,
     (3) the rights, powers, trusts, duties and immunities of the Trustee, and
     (4) the legal defeasance provisions of the Indenture.
     In addition, upon satisfaction of certain special requirements, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants, some of which are described under “— Certain Covenants” above, that are set forth in the Indenture (“covenant defeasance”) and thereafter any omission to comply with these covenants will not constitute a Default or Event of Default with respect to the Notes, and any subsequent failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes.
     In order to exercise either legal defeasance or covenant defeasance:
     (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Special Interest, if any, on the outstanding Notes to redemption or maturity (except lost, stolen or destroyed Notes which have been replaced or paid) and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date,
     (2) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred (in the case of legal defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws),
     (3) no Default or Event of Default shall have occurred and be continuing on the date of such deposit,
     (4) such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company,
     (5) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which it is bound,
     (6) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and (B) the trust funds will not be subject to the rights of holders of other Indebtedness, including, without limitation, those rights arising under the Indenture, and
     (7) the Company shall have delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either legal defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge
     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:
     (1) either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or repaid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or (B) all Notes not theretofore delivered to the Trustee for cancellation (except lost, stolen or destroyed Notes which have been replaced or paid) have been called for redemption pursuant to the terms of the Notes or have otherwise become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Special Interest, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be,
     (2) the Company has paid all other sums payable under the Indenture by the Company,
     (3) there exists no Default or Event of Default under the Indenture, and
     (4) the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which the Company is bound.
Amendments and Waivers
     Without the consent of any holders, the Company, the Guarantors, if any, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for certain specified purposes including, among other things:
     (1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes,
     (2) to add to the covenants of the Company for the benefit of the holders, or to surrender any right or power herein conferred upon the Company,
     (3) to add additional Events of Default,
     (4) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee,
     (5) to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture,
     (6) to add to the Collateral securing the Notes, to add a Guarantor or to release a Guarantor in accordance with the Indenture, or
     (7) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided, however that such actions pursuant to this clause shall not adversely affect the interests of the holders in any material respect, as determined in good faith by the Board of Directors of the Company.
     Other amendments and modifications of the Indenture, the Notes or the Guarantees may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

     (1) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes,
     (2) change the currency in which any Note or any premium, any Special Interest or the interest on any Note is payable or make the principal of, premium, if any, Special Interest, if any, or the interest on any Note payable in money other than that stated in the Note,
     (3) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement, waiver or consent to take any action under the Indenture, any Guarantee or the Notes,
     (4) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes,
     (5) waive a default in payment with respect to the Notes,
     (6) amend, change or modify the obligations of the Company to make and consummate the offer with respect to any Asset Sale Offer or Change of Control Offer, or modify any of the provisions or definitions with respect thereto in a manner adverse to the holders of the Notes,
     (7) reduce the rate or change the time for payment of interest or Special Interest, if any, on the Notes,
     (8) amend, change or modify any provision of the Indenture affecting the ranking of the Notes or any Guarantee in a manner adverse to the holders of the Notes,
     (9) release any Guarantor from any of its obligations under its Guarantee or the Indenture other than in compliance with the Indenture, or
     (10) have the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes.
     Notwithstanding anything to the contrary above, certain amendments, modifications and supplements may be subject to the approval of the First Lien Agent pursuant to the Intercreditor Agreement as described above.
Exchange Offer; Registration Rights Agreement; Special Interest
     The Company and the Guarantors entered into a registration rights agreement relating to the Notes (the “Registration Rights Agreement”) pursuant to which the Company agreed, for the benefit of the holders of the original notes:
     (1) to use its commercially reasonable best efforts to file a registration statement under the Securities Act with the SEC (the “Exchange Offer Registration Statement”) relating to an exchange offer (the “Exchange Offer”) pursuant to which securities substantially identical to the original notes and the related Guarantees (except that such securities will not contain terms with respect to the Special Interest payments described below or transfer restrictions) (all such securities issued in exchange for the original notes, the “Exchange Notes”) would be offered in exchange for the then outstanding original notes and the related Guarantees tendered at the option of the holders,
     (2) to use its commercially reasonable best efforts to have such Exchange Offer Registration Statement remain effective until the closing of the Exchange Offer, and
     (3) to use its commercially reasonable best efforts to consummate the Exchange Offer no later than 180 days after the Issue Date, to hold the Exchange Offer open for at least 25 days, and issue the applicable Exchange Notes for original notes validly tendered and not withdrawn before the expiration of the applicable Exchange Offer.
     Interest on the Exchange Notes will accrue from (x) the last interest payment date on which interest was paid on the original notes surrendered in exchange therefor or (y) if no interest has been paid on the original notes so surrendered, the Issue Date.

     Under existing SEC interpretations, the Exchange Notes will in general be freely transferable after the applicable Exchange Offer without further registration under the Securities Act, except that broker-dealers (“Participating Broker-Dealers”) receiving Exchange Notes in this Exchange Offer will be subject to a prospectus delivery requirement with respect to resale of those Exchange Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of any unsold allotment from the original sale of the Notes) by delivery of the prospectus contained in the applicable Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this prospectus contained in the applicable Exchange Offer Registration Statement in connection with the resale of the applicable Exchange Notes. The Exchange Offer Registration Statement will be kept effective for a period of one year after the Exchange Offer has been completed in order to permit resales of Exchange Notes acquired by broker-dealers in the applicable Exchange Offer for the Notes acquired in after-market transactions.
     The Company will take the actions described in the following paragraph if:
     (1) applicable interpretations of the staff of the SEC do not permit the issuer to effect such Exchange Offer,
     (2) for any other reason the Exchange Offer is not consummated within 180 days of the Issue Date, or
     (3) any holder of registrable Notes shall notify the Company that such holder (a) is prohibited by applicable law or SEC policy from participating in the Exchange Offer, (b) may not resell Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and that the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such holder or (c) is a broker-dealer and holds Notes acquired directly from the Company or an “affiliate” of the Company (each such event referred to in clauses (1) through (3) above, a “Shelf Registration Event”).
     If a Shelf Registration Event exists, the Company shall:
     (1) use its commercially reasonable best efforts to, as promptly as practicable, file a shelf registration statement covering resales of the Notes (the “Shelf Registration Statement”),
     (2) use its commercially reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act,
     (3) use its commercially reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of the disposition of the Notes covered by the Shelf Registration Statement or one year after its effective date (or such earlier time when the Notes are eligible for resale pursuant to Rule 144 under the Securities Act), and
     (4) provide to each holder of the Notes copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes.
     A holder of the Notes that sells such Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).
     While the registration statement for this exchange offer has been declared effective, there can be no assurance that it will continue to be effective for the period contemplated by the above requirements, or that any other registration statement contemplated above will become effective when and if required to be filed.
     The Company will pay liquidated damages, in the form of additional interest (“Special Interest”), to each holder of Notes if:

     (1) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing,
     (2) any of the registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness,
     (3) the Company fails to consummate the Exchange Offer within 30 days of the deadline for effectiveness of the Exchange Offer Registration Statement, or
     (4) if applicable, the Shelf Registration Statement is declared effective but thereafter ceases to be effective prior to one year after its original effective date (each such event referred to in clauses (1) through (4) above a “Registration Default”).
     Special Interest (in addition to the base interest that would otherwise accrue) shall accrue on the Notes at a rate of .50% per annum for the first 90 days immediately following the first occurrence of an applicable Registration Default. The Special Interest rate will increase by an additional .25% per annum at the beginning of each subsequent 90-day period, up to a maximum Special Interest rate of 1.5% per annum. Any amounts of Special Interest will be payable in cash on the interest payment dates of the Notes. The amount of Special Interest will be determined by multiplying the applicable Special Interest rate by the principal amount of the Notes, multiplied by a fraction, the numerator of which is the number of days such Special Interest rate was applicable during such period, and the denominator of which is 360. The existence of multiple Registration Defaults shall not increase the amount of Special Interest; rather, the calculation of the amount of Special Interest shall be made with respect to the earliest continuing Registration Default.
     The foregoing is a summary of material provisions of the Registration Rights Agreement, but it does not purport to be a discussion of all of its provisions. A copy of the Registration Rights Agreement has been filed as an exhibit to the Company’s current report on Form 8-K previously filed with the SEC on June 11, 2009.
The Trustee
     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will, subject to the terms of the Intercreditor Agreement, exercise such rights and powers vested in it under the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.
     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.
Methods of Receiving Payments on the Notes
     If a holder of Notes has given wire transfer instructions to the Company, the Company will make all principal, premium, interest and Special Interest, if any, payments on those Notes in accordance with those instructions. All other payments on these Notes will be made at the office or agency of the paying agent and registrar for the Notes unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.
Paying Agent and Registrar for the Notes
     The Trustee currently is acting as paying agent and registrar for the Notes. The Company may change the paying agent or registrar without prior notice to the holders of the Notes, and the Company or any of its subsidiaries may act as paying agent or registrar.

Transfer and Exchange
     A holder may transfer or exchange Notes in accordance with the Indenture. The registrar for the Notes and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
Governing Law
     The Indenture, the Notes and the Guarantees are governed by the laws of the State of New York.
Certain Definitions
     Set forth below are some of the defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
     “Acquired Indebtedness” means Indebtedness of a person (1) assumed in connection with an Asset Acquisition from such person, (2) existing at the time such person becomes a Subsidiary of any other person or (3) secured by a Lien encumbering any asset acquired by the Company or any of its Subsidiaries.
     “Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purpose of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any specified person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities or by contract or otherwise. The Trustee may request and conclusively rely on an officers’ certificate to determine whether any person is an Affiliate of the Company.
     “Amended Credit Agreement” means the Sixth Amended and Restated Credit Agreement, dated as of June 30, 2006, among the Company (and certain direct and indirect subsidiaries), the lenders listed therein, Wachovia Bank, N.A., Bank of America, N.A. and General Electric Capital Corporation, as amended by the First Amendment thereto, dated January 1, 2008, and the Second Amendment thereto, dated May 14, 2009, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, extended, replaced, restated or refinanced from time to time and whether with the present lender or other lenders and administrative agents.
     “Asset Acquisition” means:
     (1) an Investment by the Company or any Subsidiary of the Company in any other person pursuant to which such person shall become a Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company,
     (2) the acquisition by the Company or any Subsidiary of the Company of the assets of any person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such person, or
     (3) the acquisition by the Company or any Subsidiary of the Company of any division or line of business of any person (other than a Subsidiary of the Company).
     “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Wholly Owned Subsidiary of the Company, in one or a series of related transactions, of:
     (1) any Capital Stock of any Subsidiary of the Company (other than in respect of director’s qualifying shares or investments by foreign nationals mandated by applicable law),
     (2) all or substantially all of the properties and assets of any division or line of business of the Company or any Subsidiary of the Company, or

     (3) any other properties or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business.
Notwithstanding the foregoing, the term “Asset Sale” shall not include:
     (1) any sale, transfer or other disposition of equipment, tools or other assets by the Company or any of its Subsidiaries in one or a series of related transactions in respect of which the Company or such Subsidiary receives cash or property with an aggregate Fair Market Value of $1,000,000 or less,
     (2) any sale, transfer or disposition of accounts receivable or interests in accounts receivable of the Company or any Subsidiaries pursuant to the Receivables Securitization Agreements,
     (3) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the covenant whose provisions are described under “— Certain Covenants — Merger, Sale of Assets, Etc.” above,
     (4) sales of Currency Agreement obligations,
     (5) any transfer or disposition of Receivables and Related Assets in a Qualified Securitization Transaction, and
     (6) any compensatory plan or transaction (or arrangement in support of, or reasonably and directly related to, any compensatory plan or transaction) of or by the Company or any Subsidiary for the benefit of employees or directors.
     “Assets” of any person means all types of real, personal, tangible, intangible or mixed property or assets owned by such person whether or not included in the most recent consolidated financial statements of the Company and its Subsidiaries under GAAP.
     “Attributable Indebtedness” means in respect of a sale and leaseback transaction at the time of determination thereof, the greater of:
     (1) the capitalized amount in respect of such transaction that would appear on the face of a balance sheet of the lessee in accordance with GAAP, and
     (2) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended).
     “Attributable Liens” means, in connection with a sale and leaseback transaction, the lesser of (1) the fair market value of the assets subject to such transaction, and (2) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding Notes issued under the Indenture determined on a weighted average basis and compounded semiannually) of the obligations of the lessee for rental payments during the term of the related lease.
     “Average Life to Stated Maturity” means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (1) the sum of the products of (A) the number of years (or any fraction thereof) from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (B) the amount of each such principal payment by (2) the sum of all such principal payments.
     “Bankruptcy Code” means Title 11 of the United States Code, as amended from time to time.
     “Borrowing Base” means the sum of (1) 85% of the book value of the accounts receivable of the Company and the Guarantors on a consolidated basis and (2) 65% of the book value of the inventory of the Company and the Guarantors on a consolidated basis.
     “Capital Stock” means, with respect to any person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such person’s capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

     “Capitalized Lease Obligation” means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.
     “Cash Equivalents” means, at any time:
     (1) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof),
     (2) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000,
     (3) certificates of deposit with a maturity of 180 days or less of any financial institution that is not organized under the laws of the United States, any state thereof or the District of Columbia that are rated at least A-1 by S&P or at least P-1 by Moody’s or at least an equivalent rating category of another nationally recognized securities rating agency, or
     (4) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within 180 days from the date of acquisition; provided that the terms of such agreements comply with the guidelines set forth in the Repurchase Agreements of Depository Institutions With Securities Dealers and Others, as adopted by the Comptroller of the Currency on October 31, 1985, as modified effective February 11, 1998.
     “Change of Control” means the occurrence of any of the following events:
     (1) so long as the holders of the Company’s Class B Common Stock are entitled to elect a majority of the Company’s Board of Directors, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, shall become the “beneficial owner(s)” (as defined in Rule 13d-3 under the Exchange Act) of 50% or more of the Company’s Class B Common Stock,
     (2) at any time, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, shall become the “beneficial owner(s)” (as defined in Rule 13d-3 under the Exchange Act) of 50% or more of the total outstanding Voting Stock of the Company,
     (3) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where
     (A) the outstanding Voting Stock of the Company is converted into or exchanged for (i) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation, or (ii) cash, securities and other property in an amount which could then be paid by the Company as a Restricted Payment under the Indenture, or a combination thereof, and
     (B) immediately after such transaction no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of 50% or more of the total Voting Stock of the surviving or transferee corporation,

     (4) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, or
     (5) the Company is liquidated or dissolved or adopts a plan of liquidation, or
     (6) a Change of Control shall have occurred under the 9.5% Notes.
     “Collateral Agent” means the Trustee or other financial institution or entity which, in the determination of the Company is acceptable and may include, without limitation, an entity affiliated with the initial purchasers, any lenders or an entity affiliated with the lenders under the Amended Credit Agreement or an affiliate thereof, acting in its capacity as collateral agent for the benefit of the holders of the Second Priority Lien Obligations under the Indenture, the Notes, the Security Documents and the Intercreditor Agreement.
     “Common Stock” means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person’s common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.
     “Consolidated Cash Flow Available for Fixed Charges” means, with respect to any person for any period, the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:
     (1) Consolidated Net Income,
     (2) Consolidated Non-Cash Charges,
     (3) Consolidated Interest Expense,
     (4) Consolidated Income Tax Expense, and
     (5) One third of Consolidated Rental Payments
less any non-cash items increasing Consolidated Net Income for such period.
     “Consolidated EBITDA” means, with respect to the Company, for any period, the sum (without duplication) of:
     (1) Consolidated Net Income of the Company, and
     (2) to the extent Consolidated Net Income of the Company has been reduced thereby:
     (A) all income taxes of the Company and its Subsidiaries paid or accrued in accordance with GAAP for such period;
     (B) Consolidated Interest Expense of the Company;
     (C) Consolidated Non-Cash Charges of the Company less any non-cash items increasing Consolidated Net Income of the Company for such period, all as determined on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP; and
     (D) gain or loss on early retirement of long term Indebtedness or early termination of Interest Rate Protection Obligations, Currency Agreements or other derivatives permitted by the Indenture.

     “Consolidated Fixed Charge Coverage Ratio” means, with respect to any person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such person for the four full fiscal quarters immediately preceding the date of the transaction (for purposes of this definition, the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (for purposes of this definition, such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such person for the Four Quarter Period.
     In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to, without duplication, (1) the incurrence of any Indebtedness of such person or any of its Subsidiaries (and the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation (and the application of the net proceeds thereof), as if such incurrence (and application) occurred on the first day of the Reference Period, and (2) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such person or one of its Subsidiaries (including any person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if such Asset Sale or Asset Acquisition occurred on the first day of the Reference Period.
     Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio” (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Reference Period. If such person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third person, the above clause shall give effect to the incurrence of such guaranteed Indebtedness as if such person or such Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.
     “Consolidated Fixed Charges” means, with respect to any person for any period, the sum of, without duplication, the amounts for such period of:
     (1) Consolidated Interest Expense,
     (2) the product of (A) the aggregate amount of dividends and other distributions paid or accrued during such period in respect of Preferred Stock and Redeemable Capital Stock of such person and its Subsidiaries on a consolidated basis, and (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such person, expressed as a decimal, and
     (3) one-third of Consolidated Rental Payments.
     “Consolidated Income Tax Expense” means, with respect to any person for any period, the provision for federal, state, local and foreign income taxes of such person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.
     “Consolidated Interest Expense” means, with respect to any person for any period, without duplication, the sum of (1) the interest expense of such person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (A) any amortization of debt discount, (B) the net cost under Interest Rate Protection Obligations, (C) the interest portion of any deferred payment obligation, (D) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, and (E) all accrued interest and (2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     “Consolidated Net Assets” means, as of any particular time, the aggregate amount of assets after deducting therefrom all current liabilities except for (1) notes and loans payable; (2) current maturities of long-term debt; and (3) current maturities of obligations under capital leases, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with GAAP.
     “Consolidated Net Income” means, with respect to any person, for any period, the consolidated net income (or loss) of such person and its Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication:
     (1) all extraordinary gains or losses,
     (2) the portion of net income (but not losses) of such person and its Subsidiaries allocable to minority interests in unconsolidated persons to the extent that cash dividends or distributions have not actually been received by such person or one of its Subsidiaries,
     (3) net income (or loss) of any person combined with such person or one of its Subsidiaries on a “pooling of interests” basis attributable to any period prior to the date of combination,
     (4) any gain or loss realized upon the termination of any employee pension benefit plan, on an after-tax basis,
     (5) gains or losses in respect of any Asset Sales by such person or one of its Subsidiaries, and
     (6) the net income of any Subsidiary of such person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders.
     “Consolidated Net Worth” means, with respect to any person at any date, the consolidated stockholders’ equity of such person less the amount of such stockholders’ equity attributable to Redeemable Capital Stock of such person and its Subsidiaries, as determined in accordance with GAAP.
     “Consolidated Non-Cash Charges” means, with respect to any person for any period, the aggregate depreciation, amortization and other non-cash expenses of such person and its Subsidiaries reducing Consolidated Net Income of such person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which required an accrual of or a reserve for cash charges for any future period).
     “Consolidated Rental Payments” of any person means, for any period, the aggregate rental obligations of such person and its consolidated Subsidiaries (not including taxes, insurance, maintenance and similar expenses that the lessee is obligated to pay under the terms of the relevant leases), determined on a consolidated basis in accordance with GAAP, payable in respect of such period (net of income from subleases thereof, not including taxes, insurance, maintenance and similar expenses that the sublessee is obligated to pay under the terms of such sublease), whether or not such obligations are reflected as liabilities or commitments on a consolidated balance sheet of such person and its Subsidiaries or in the notes thereto, excluding, however, in any event:
     (1) that portion of Consolidated Interest Expense of such person representing payments by such person or any of its consolidated Subsidiaries in respect of Capitalized Lease Obligations (net of payments to such person or any of its consolidated Subsidiaries under subleases qualifying as capitalized lease subleases to the extent that such payments would be deducted in determining Consolidated Interest Expense), and
     (2) the aggregate amount of amortization of obligations of such person and its consolidated Subsidiaries in respect of such Capitalized Lease Obligations for such period (net of payments to such person or any of its consolidated Subsidiaries and subleases qualifying as capitalized lease subleases to the extent that such payments could be deducted in determining such amortization amount).
     “Currency Agreement” means, with respect to any person, any spot or foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against, or manage exposure to, fluctuations in currency values.

     “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.
     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.
     “European Credit Agreement” means the amended and restated Credit Agreement, dated as of April 24, 2009, among Interface Europe B.V. (our modular carpet subsidiary based in the Netherlands) and certain of its subsidiaries and ABN AMRO Bank N.V., including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, extended, replaced, restated or refinanced from time to time and whether with the present lender or other lenders and administrative agents.
     “Event of Default” has the meaning set forth under “— Events of Default” herein.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Exchange Notes” has the meaning set forth under the heading “— Exchange Offer; Registration Rights Agreement; Special Interest”.
     “Fair Market Value” means, with respect to any assets, the price, as determined by the Board of Directors of the Company acting in good faith, that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that, with respect to any transaction that involves an asset or assets in excess of $5,000,000, such determination shall be evidenced by a certificate of an officer of the Company delivered to the Trustee.
     “First Lien Agent” means Wachovia Bank, N.A., in its capacity as domestic agent and collateral agent under the documents associated with the Amended Credit Facility and any successor acting in such capacity.
     “First Lien Obligations” means the Indebtedness and other obligations that are Permitted Indebtedness under clause (4) of the definition of Permitted Indebtedness.
     “First Priority Liens” means all Liens on the Collateral and any other assets of the Company and the Guarantors that now or hereafter secure the First Lien Obligations.
     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable from time to time and are consistently applied.
     “Guarantee” means each guarantee of the Notes by each Guarantor.
     “guarantee” means, as applied to any obligation:
     (1) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation, and
     (2) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

     “Guarantor” means (1) each Material U.S. Subsidiary (other than a Securitization Entity) and (2) each person who delivers a Guarantee pursuant to the covenant described under “— Overview — The Guarantees” above and shall include any successor replacing it pursuant to the Indenture, and thereafter means such successor. The Guarantors presently include: InterfaceFLOR, LLC, Bentley Prince Street, Inc., Bentley Mills, Inc., Commercial Flooring Systems, Inc., Flooring Consultants, Inc., Interface Americas, Inc., Interface Architectural Resources, Inc., Interface Overseas Holdings, Inc., FLOR, Inc., Quaker City International, Inc., Re:Source Americas Enterprises, Inc., Re:Source Minnesota, Inc., Re:Source North Carolina, Inc., Re:Source New York, Inc., Re:Source Oregon, Inc., Re:Source Southern California, Inc., Re:Source Washington, D.C., Inc., Southern Contract Systems, Inc., Superior/Reiser Flooring Resources, Inc., Interface Global Company ApS, InterfaceSERVICES, Inc., Interface Real Estate Holdings, LLC, Interface Americas Holdings, LLC and Interface Americas Re:Source Technologies, LLC.
     “Indebtedness” means, with respect to any person, without duplication:
     (1) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business and which are not overdue by more than 90 days, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, banker’s acceptance or other similar credit transaction,
     (2) all obligations of such person evidenced by bonds, notes, debentures or other similar instruments,
     (3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business,
     (4) all obligations of such person arising under Capitalized Lease Obligations,
     (5) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured),
     (6) all guarantees of Indebtedness referred to in this definition by such person,
     (7) all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends,
     (8) all obligations under or in respect of Currency Agreements and Interest Rate Protection Obligations of such person, and
     (9) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (8) above.
     For purposes hereof, the “maximum fixed repurchase price” of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.
     “Independent Financial Advisor” means a firm which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     “Interest Rate Protection Agreement” means, with respect to the Company or any of its Subsidiaries, any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.
     “Interest Rate Protection Obligations” means the obligations of any person pursuant to an Interest Rate Protection Agreement.
     “Investment” means, with respect to any person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other person. In addition, the Fair Market Value of the assets of any Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary shall be deemed to be an Investment made by the Company in such Unrestricted Subsidiary at such time. “Investments” shall exclude extensions of trade credit by the Company and its Subsidiaries in the ordinary course of business in accordance with normal trade practices of the Company or such Subsidiary, as the case may be. “Investments” does not include payments made as the purchase consideration in an Asset Acquisition.
     “Lien” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.
     “Material Subsidiary” means each Subsidiary, now existing or hereinafter established or acquired, that has or acquires total assets in excess of $10,000,000, or that holds any fixed assets material to the operations or business of the Company or another Material Subsidiary.
     “Material U.S. Subsidiary” means each Material Subsidiary of the Company that is incorporated in the United States or any State thereof.
     “Moody’s” means Moody’s Investors Service, Inc. and its successors.
     “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) net of (1) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (2) provisions for all taxes payable as a result of such Asset Sale, (3) amounts required to be paid to any person (other than the Company or any Subsidiary of the Company) owning a beneficial interest in the assets subject to the Asset Sale and (4) appropriate amounts to be provided by the Company or any Subsidiary of the Company, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers’ certificate delivered to the Trustee.
     “9.5% Notes” means the Company’s 9.5% Senior Subordinated Notes due 2014.
     “10.375% Notes” means the Company’s 10.375% Senior Notes due 2010.
     “Pari Passu Junior Lien Obligations” means any Indebtedness of the Company or any of its Subsidiaries (including Additional Notes) that is secured by a Lien on the Collateral ranking pari passu with the Second Priority Liens.
     “Permitted Collateral Liens” means the First Priority Liens, the Second Priority Liens, any Liens securing Pari Passu Junior Lien Obligations and any other Liens permitted under the Amended Credit Agreement (or that would have been permitted by the Amended Credit Agreement as in effect on the Issue Date).

     “Permitted Holder” means any of (1) Ray C. Anderson, Daniel T. Hendrix, John R. Wells, Raymond S. Willoch, Robert A. Coombs, Patrick C. Lynch, Carl I. Gable, Lindsey Parnell and J. Smith Lanier, II and (2) in the case of each individual referred to in the preceding clause (1), for the purposes of this definition, the reference to such individual shall be deemed to include the members of such individual’s immediate family, such individual’s estate, and any trusts established by such individual (whether inter vivos or testamentary) for the benefit of members of such individual’s immediate family.
     “Permitted Investments” means any of the following:
     (1) Investments in any Subsidiary of the Company (including any person that pursuant to such Investment becomes a Subsidiary of the Company) and in any person that is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or any Subsidiary of the Company at the time such Investment is made,
     (2) Investments in Cash Equivalents,
     (3) Investments in deposits with respect to leases or utilities provided to third parties in the ordinary course of business,
     (4) Investments in the Notes,
     (5) Investments in Currency Agreements on commercially reasonable terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in foreign exchange rates,
     (6) loans or advances to officers, employees or consultants of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes of the Company and its Subsidiaries (including travel and moving expenses) not in excess of $1,000,000 in the aggregate at any one time outstanding,
     (7) Investments in evidences of Indebtedness, securities or other property received from another person by the Company or any of its Subsidiaries in connection with any bankruptcy proceeding or by reason of a composition or readjustment of debt or a reorganization of such person or as a result of foreclosure, perfection or enforcement of any Lien in exchange for evidences of Indebtedness, securities or other property of such person held by the Company or any of its Subsidiaries, or for other liabilities or obligations of such other person to the Company or any of its Subsidiaries that were created, in accordance with the terms of the Indenture,
     (8) Investments in Interest Rate Protection Agreements on commercially reasonable terms entered into by the Company or any of its Subsidiaries in the ordinary course of business in connection with the operations of the business of the Company or its Subsidiaries to hedge against fluctuations in interest rates, and
     (9) Investments, in addition to those described in clauses (1) through (8) above, in an aggregate amount at any time outstanding not to exceed 15% of the Company’s Consolidated Net Worth.
     “Permitted Liens” means the following types of Liens:
     (1) Liens existing on the Issue Date,
     (2) Liens for taxes, assessments or governmental charges or claims either (A) not delinquent or (B) contested in good faith by appropriate proceedings and as to which the Company or any of its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP,
     (3) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof,

     (4) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, governmental contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money),
     (5) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired,
     (6) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries,
     (7) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease,
     (8) purchase money Liens to finance the acquisition or construction of property or assets of the Company or any Subsidiary of the Company acquired or constructed in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than the property and assets so acquired or constructed, and (B) the Lien securing such Indebtedness either exists at the time of such acquisition or construction, or shall be created within 90 days of such acquisition or construction,
     (9) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,
     (10) Liens on any property securing the obligations of the Company or any Subsidiary in respect of letters of credit issued by the lenders under the Amended Credit Agreement and as permitted under the Amended Credit Agreement in support of industrial development revenue bonds,
     (11) Liens, if any, that may be deemed to have been granted in connection with accounts receivable or interests in accounts receivable of the Company or any Subsidiary as a result of the assignment thereof pursuant to Receivables Securitization Agreements,
     (12) the First Priority Liens,
     (13) Liens on assets of the Company and its Subsidiaries securing Indebtedness under the European Credit Agreement (including guarantees by any Subsidiary in respect of such Indebtedness),
     (14) Liens included in the IRB Collateral, as defined by the Amended Credit Agreement, as may be approved by the First Lien Agent pursuant to the terms of the Amended Credit Agreement,
     (15) the Second Priority Liens,
     (16) Liens securing Pari Passu Junior Lien Obligations (including Additional Notes) in an aggregate principal amount not to exceed the greater of (i) $50,000,000 and (ii) the amount that would not cause the Secured Leverage Ratio as of the date of the incurrence and immediately after giving effect to the incurrence thereof to exceed 2.25 to 1.0, and
     (17) Liens on assets other than Collateral not otherwise permitted under clauses (1)-(16) of this definition securing Indebtedness in an aggregate principal amount not to exceed $25,000,000 at any one time outstanding.
     “person” means any individual, corporation, limited liability company partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
     “Preferred Stock” means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person’s preferred or preference stock whether now outstanding or issued after the date of the Indenture, and includes, without limitation, all classes and series of preferred or preference stock.

     “Public Equity Offering” means a completed public offering of Equity Interests (other than Redeemable Capital Stock) of the Company pursuant to an effective registration statement (other than a registration statement filed on Form S-4 or S-8 (or a successor form thereto)) filed with the SEC in accordance with the Securities Act that is either underwritten on a firm commitment basis or structured as a rights offering to all of the Company’s shareholders.
     “Qualified Securitization Transaction” means any transaction or series of transactions, and related Receivables Securitization Agreements, that may be entered into by the Company or any Securitization Entity, pursuant to which (1) the Company or any Subsidiary may sell, convey or otherwise transfer to a Securitization Entity its interests in Receivables and Related Assets, and (2) such Securitization Entity transfers to any other person interests in, or grants a security interest in, such Receivables and Related Assets, pursuant to a transaction customary in the industry.
     “Receivables and Related Assets” means all indebtedness owed to the Company or any Subsidiary constituting an account, chattel paper, instrument or general intangible, arising in connection with the sale of goods or the rendering of services by the Company or such Subsidiary, as the case may be, and further includes, without limitation, the obligation to pay any finance charges with respect thereto. Indebtedness arising from any one transaction, including, without limitation, indebtedness represented by an individual invoice, shall constitute a Receivable and Related Asset separate from a Receivable and Related Asset consisting of the indebtedness arising from any other transaction.
     “Receivables Securitization Agreements” means a series of interrelated agreements (including a receivables purchase agreement, a receivables sale agreement, a receivables transfer agreement, and other usual and customary agreements and instruments) entered into by the Company, its Subsidiaries or any Securitization Entity, the purpose of which are to govern the terms of a Qualified Securitization Transaction, in each case as such agreement or agreements may from time to time be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing), and whether with the initial parties thereto or other parties and administrative agents.
     “Redeemable Capital Stock” means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity with respect to the principal of any Note or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity.
     “Restricted Subsidiary” of a person means any Subsidiary of the referent person that is not an Unrestricted Subsidiary.
     “Second Priority Lien Obligations” means Indebtedness incurred under the Notes.
     “Second Priority Liens” means all Liens on the Collateral that secure Second Priority Lien Obligations on the Issue Date.
     “Secured Indebtedness” means, on any date, the principal amount of Indebtedness of the Company and its Subsidiaries secured by a Lien on any assets of the Company or any Subsidiary on such date that would be required to be reflected as liabilities of the Company on a consolidated balance sheet (excluding the notes thereto) of the Company prepared on such date in accordance with GAAP.
     “Secured Leverage Ratio” means, on any date, the ratio of (x) Secured Indebtedness on such date to (y) Consolidated EBITDA during the four full fiscal quarters (for purposes of this definition, the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Secured Leverage Ratio for which financial statements are available (for purposes of this definition, the “Transaction Date”). For purposes of this definition, “Consolidated EBITDA” and “Secured Indebtedness” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:
     (1) the incurrence or repayment of any indebtedness of the Company or any of its Restricted Subsidiaries (and the application of the proceeds thereof giving rise to the need to make such calculation and any incurrence or repayment of other indebtedness (and the application of the proceeds thereof); and

     (2) any Asset Sale or other disposition or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.
     “Securitization Entity” means:
     (1) any Subsidiary of Company organized as a special purpose entity (A) to acquire accounts receivable from the Company and/or any Subsidiary of the Company pursuant to Receivables Securitization Agreements, (B) to sell, convey or otherwise transfer, or grant a security interest in, such accounts receivable, any interests therein and any assets related thereto, to one or more financing entities under Receivables Securitization Agreements, and (C) engages in no other activities other than in connection with the financing of Receivables and Related Assets, or
     (2) another person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Receivables and Related Assets, and that, in either case, is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity, and
       (A) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:
       (i) is guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees (other than the principal of, and interest on, Indebtedness) pursuant to usual and customary securitization undertakings);
       (ii) is recourse to or obligates the Company or any Restricted Subsidiary (other than such Securitization Entity) in any way other than pursuant to usual and customary securitization undertakings; or
       (iii) subjects any property or asset of the Company or any Restricted Subsidiary (other than such Securitization Entity) directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to usual and customary securitization undertakings;
       (B) with which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than on terms, taken as a whole, that are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and
       (C) to which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.
     Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an officers’ certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.
     “Security Agreement” means the pledge and security agreement to be dated as of the Issue Date between the Company, the Collateral Agent and the Guarantors (except for Interface Global Company ApS) for the benefit of the holders of the Second Priority Lien Obligations, granting, among other things, a Second Priority Lien on the Collateral described therein in favor of the Collateral Agent for the benefit of the holders of the Second Priority Lien Obligations, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

     “Security Documents” means the Security Agreement and any other agreement, document, mortgage or instrument pursuant to which a Lien is granted (or purported to be granted) securing the Notes or under which rights or remedies with respect to such Liens are governed, as the same may be amended, restated, supplemented, modified or replaced from time to time.
     “Senior Indebtedness” means, as to the Company, Indebtedness of the Company that is not Subordinated Indebtedness and, as to any Guarantor, means Indebtedness of the Guarantor which is not Subordinated Indebtedness.
     “Significant Subsidiary” shall have the same meaning as in Rule 1.02(w) of Regulation S-X under the Securities Act.
     “S&P” means Standard & Poor’s Corporation, and its successors.
     “Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.
     “Subordinated Indebtedness” means, as to the Company, any Indebtedness of the Company that, pursuant to the instrument evidencing or governing such Indebtedness, is subordinated in right of payment to the Notes and, as to any Guarantor, means Indebtedness of the Guarantor which is subordinated in right of payment to the Guarantees.
     “Subsidiary” means, with respect to any person, (1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more Subsidiaries thereof and (2) any other person (other than a corporation), including, without limitation, a joint venture, in which such person, one or more Subsidiaries thereof or such person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company under the Indenture, other than for purposes of the definition of an Unrestricted Subsidiary, unless the Company shall have designated an Unrestricted Subsidiary as a “Subsidiary” by written notice to the Trustee under the Indenture, accompanied by an Officers’ Certificate as to compliance with the Indenture.
     “Tangible Assets” means, at any date, the gross book value, as shown by the accounting books and records of the Company and its Subsidiaries, of all the property both real and personal of the Company and its Subsidiaries, less:
     (1) the net book value of all licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, noncompete agreements or organizational expenses and other like intangibles,
     (2) unamortized debt discount expense,
     (3) all reserves for depreciation, obsolescence, depletion and amortization of properties, and
     (4) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by the Company.
     “Unrestricted Subsidiary” means a Subsidiary of the Company other than a Guarantor:
     (1) none of whose properties or assets were owned by the Company or any of its Subsidiaries prior to the Issue Date, other than any such assets as are transferred to such Unrestricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Limitation on Restricted Payments” above,
     (2) whose properties and assets, to the extent that they secure Indebtedness, secure only Non-Recourse Indebtedness, and
     (3) which has no Indebtedness other than Non-Recourse Indebtedness.

     As used above, “Non-Recourse Indebtedness” means Indebtedness as to which:
     (1) neither the Company nor any of its Subsidiaries (other than the relevant Unrestricted Subsidiary or another Unrestricted Subsidiary)
     (A) provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness),
     (B) guarantees or is otherwise directly or indirectly liable, or
     (C) constitutes the lender (in each case, other than pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Restricted Payments”), and
     (2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Unrestricted Subsidiaries) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.
     “Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).
     “Wholly Owned Subsidiary” means any Subsidiary of the Company of which 100% of the outstanding Capital Stock is owned by the Company or by one or more Wholly Owned Subsidiaries of the Company or by the Company and one or more Wholly Owned Subsidiaries of the Company. For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
     TO COMPLY WITH U.S. INTERNAL REVENUE SERVICE CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY PROSPECTIVE INVESTORS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     The following is the opinion of Kilpatrick Stockton LLP, our tax counsel, concerning the material United States federal income tax consequences relating to the purchase, ownership and disposition of the Notes by an initial beneficial owner of the notes, and the exchange by an initial beneficial owner of the original notes for exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, as amended (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation. As used in this discussion, “Notes” refers to the original notes issued on the original date of issuance and the exchange notes issued pursuant to this exchange offer.
     This summary assumes that the Notes will be held as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax consequences arising under the laws of any state or local jurisdiction or non-U.S. jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances (such as the alternative minimum tax provisions of the Code), or to certain types of holders subject to special tax rules, including, without limitation, partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold Notes as part of a “straddle”, a “hedge”, a “conversion transaction” or other arrangement involving more than one position, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar and certain former citizens or permanent residents of the United States.
     YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR NON-U.S. TAX LAWS.
     As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is:
•	an individual who is a citizen or resident of the United States;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
     As used in this discussion, you are a “Non-U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of the Notes that is neither a U.S. Holder nor a partnership, including any entity treated as a partnership for U.S. federal income tax purposes.
     If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the Notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Notes.

Exchange Offer
     In satisfaction of the holders’ registration rights as described elsewhere in this prospectus, we are offering to exchange the exchange notes for the original notes. The exchange notes do not differ materially in kind or extent from the original notes, and therefore a U.S. Holder’s or Non-U.S. Holder’s exchange of original notes for exchange notes should not constitute a taxable disposition of the original notes for United States federal income tax purposes. As a result, a U.S. Holder or Non-U.S. Holder should not recognize taxable income gain or loss on the exchange, such person’s holding period for the exchange notes should generally include the holding period for the original notes so exchanged, and such person’s adjusted tax basis in the exchange notes should generally be the same as the holder’s adjusted tax basis in the original notes so exchanged.
U.S. Holders
Interest on Notes
     Payment of Interest on the Notes. Subject to the discussion of original issue discount, or OID, below, stated interest on a Note will be includible in the gross income of a U.S. Holder as ordinary interest income in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.
     Payments of Special Interest. We may be required to pay Special Interest as described above under “Description of the Notes — Exchange Offer; Registration Rights Agreement; Special Interest.” If we were to pay Special Interest, such payment should be taxable to a U.S. Holder as additional interest income when received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.
     Under the applicable Treasury Regulations, if based on all the facts and circumstances as of the date on which the original notes were issued there is a remote likelihood that we will pay Special Interest, it is assumed that such payment will not occur. We determined that as of the issue date of the original notes, the likelihood of our paying Special Interest on the Notes was, for this purpose, remote. Our determination is not binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue additional income on the Notes, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such Notes before the resolution of the contingency. U.S. Holders are urged to consult their own tax advisors regarding the potential application to the Notes of the contingent payment debt regulations and the consequences thereof.
     Original Issue Discount. Because the issue price of the Notes was less than their stated redemption price at maturity, the difference is treated as OID. The “stated redemption price at maturity” of a Note is the aggregate of all payments due to its holder under such Note at or prior to its maturity, other than payments of qualified stated interest. In general, “qualified stated interest” is stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Stated interest on the Notes will be treated as qualified stated interest.
     Under the OID rules, when OID exceeds a de minimis amount, as we expect is the case, a U.S. Holder will be required to include OID on the Notes in income for U.S. federal income tax purposes as it accrues on a constant “yield to maturity” basis, and generally will have to include in income increasingly greater amounts of OID over the life of the Notes, regardless of such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The yield to maturity of a Note is the discount rate that, when used in computing the present value of all interest and principal payments to be made under the note (including payments of stated interest), produces an amount equal to the issue price of the note.
     The amount of OID includible in income by a U.S. Holder generally will be the sum of the “daily portions” of OID with respect to the Notes for each day during the taxable year or portion of the taxable year in which a U.S. Holder holds the Notes (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” of a Note may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on either the first or last day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (i) the product of the Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the amount of any qualified stated interest on the Note allocable to the accrual period. The adjusted issue price of the Notes at the beginning of any accrual period is equal to their issue price increased by the accrued OID for each prior accrual period previously includible in gross income and decreased by the amount of any payments previously made on the Notes (other than payments of qualified stated interest).

     When required and if applicable, we will furnish annually to the IRS and to U.S. Holders of the Notes information with respect to any OID accruing while the Notes are held. The issue price, amount of OID and the yield to maturity of the Notes may be obtained by writing to Interface, Inc., 2859 Paces Ferry Road, Suite 2000, Atlanta, GA 30339, Attention: Patrick C. Lynch, Chief Financial Officer, Telephone: (770) 437-6848, Facsimile: (770) 437-6887; E-mail: patrick.lynch@interfaceglobal.com.
     A U.S. Holder of Notes may, in certain circumstances, elect to treat all interest on the Notes as OID and calculate the amount included in gross income under the constant yield method described above. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest. The election is to be made for the taxable year in which the Notes are acquired and may not be revoked without the consent of the IRS. This election is complicated and a U.S. Holder of Notes should consult with its tax advisors if it is considering this election.
Sale, Exchange, Retirement or Other Taxable Disposition of the Notes
     Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other taxable disposition (excluding amounts received with respect to accrued interest, which generally will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will be equal to the amount paid for such Note, increased by previously accrued OID, if any, and reduced by the amount of any principal payments previously received by the U.S. Holder. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the sale, exchange, retirement or other taxable disposition. Long-term capital gain of a non-corporate U.S. Holder is eligible for a reduced rate of taxation, currently 15%. The deductibility of capital losses is subject to limitations.
Redemption Options and Change of Control
     We may redeem all or part of the Notes at any time at a price that will include an additional amount in excess of the principal amount of the Notes (see “Description of the Notes — Optional Redemption and Offer to Repurchase”). Similarly, we may be required to offer to purchase the Notes in the event of a Change of Control at a price that will include an additional amount in excess of the principal amount of the Notes (see “Description of the Notes — Change of Control”). Under the applicable Treasury Regulations, if based on all the facts and circumstances as of the date on which the Notes are issued there is a remote likelihood that a contingent redemption will occur, it is assumed that such redemption will not occur. We believe that as of the expected issue date of the Notes, the likelihood of our redeeming the Notes at our option or upon a Change of Control is, for this purpose, remote. Our determination is not binding on the IRS, and if the IRS were to challenge this determination, you may be required to accrue additional income on the Notes, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such Notes before the resolution of the contingency. In the event that either contingency were to occur, it would affect the amount and timing of the income that you recognize. U.S. Holders are urged to consult their own tax advisors regarding the potential application to the Notes of the contingent payment debt regulations and the consequences thereof.
Backup Withholding and Information Reporting
     Generally, we must report to the IRS the amount of the payments of interest on or the proceeds of the sale or other disposition of the Notes, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld, but they do not apply with respect to U.S. Holders that are exempt from the information reporting rules, such as corporations. A similar report is sent to the recipient.
     In general, backup withholding (currently at the rate of 28%) will apply to payments received by a U.S. Holder with respect to the Notes unless the U.S. Holder is (i) a corporation or other exempt recipient and, when required, establishes this exemption or (ii) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A U.S. Holder that does not provide us with its correct taxpayer identification number may be subject to penalties imposed by the IRS.
     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder can be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders
Interest on Notes
     Interest, including OID, if any, payable on the Notes by us or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote; (ii) such Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and (iii) certain certification requirements (summarized below) are met (the “Portfolio Interest Exemption”). If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States, and if interest (including OID, if any) on such Note is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax, generally will be subject to U.S. federal income tax on such interest (including OID, if any) in the same manner as a U.S. Holder described above. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including OID, if any) on a Note will be included in the earnings and profits of such Non-U.S. Holder if such interest (including OID, if any) is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder).
     Interest, including OID, if any, on a Note made to a Non-U.S. Holder generally will qualify for the Portfolio Interest Exemption or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable tax treaty, attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) if, at the time such payment is made, the withholding agent holds a valid Form W-8BEN or Form W-8ECI and, if necessary, a Form W-8IMY, respectively (or an acceptable substitute form), from the Non-U.S. Holder and can reliably associate such payment with such Form W-8BEN or W-8ECI. In addition, under certain circumstances, a withholding agent is allowed to rely on Form W-8BEN (or an acceptable substitute form) furnished by a financial institution or other intermediary on behalf of one or more Non-U.S. Holders (or other intermediaries) without having to obtain copies of the Non-U.S. Holder’s Form W-8BEN (or substitute thereof), provided that the financial institution or intermediary has entered into a withholding agreement with the IRS and thus is a “qualified intermediary”, and may not be required to withhold on payments made to certain other intermediaries if certain conditions are met.
Sale, Exchange, Retirement or Other Disposition of the Notes
     A Non-U.S. Holder of Notes generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of such Notes unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or (ii) the Non-U.S. Holder is an individual who holds the Notes as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a U.S. “tax home” (as defined for U.S. federal income tax purposes) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual. A Non-U.S. Holder that is described under clause (i) will be subject to the U.S. federal income tax on the net gain except as otherwise required by an applicable tax treaty and, if such Non-U.S. Holder is a foreign corporation, it may also be subject to the branch profits tax at a 30% rate (or a lower rate if so specified by an applicable tax treaty). An individual Non-U.S. Holder that is described under clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition, which may be offset by U.S. source capital losses (notwithstanding the fact that the Non-U.S. Holder is not considered a U.S. resident).

Backup Withholding and Information Reporting
     We will, when required, report to the IRS and to each Non-U.S. Holder the amount of any interest paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of a specific treaty or agreement. Backup withholding and information reporting will not apply to payments of interest on or principal of the Notes by us or our agent to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury. Sales or exchanges of the Notes by a Non-U.S. Holder may be subject to information reporting, and may be subject to backup withholding at the applicable rate, currently 28%, unless the seller certifies its non-U.S. status (and certain other conditions are met) or otherwise establishes an exemption.
     Backup withholding is not an additional tax. A Non-U.S. Holder may obtain a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules provided the required information is timely furnished to the IRS.
     Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.
PLAN OF DISTRIBUTION
     Based on existing SEC staff interpretations, we believe that the registration and prospectus delivery requirements of the Securities Act will not apply to holders of exchange notes issued in this exchange offer who offer those notes for resale, resell, or otherwise transfer them. This exemption only applies, however, if the holder:
•	acquired the exchange notes in the ordinary course of its business, and

•	is not participating in, and does not intend to participate in, a distribution of the exchange notes, either alone or in cooperation with another.
     Each holder of original notes who wishes to participate in the exchange offer must make certain representations to us concerning its status and intent. These representations are described in “The Exchange Offer — Purpose and Effect of the Exchange Offer”.
     If you tender original notes in the exchange offer with the intent or for the purpose of participating in a distribution of the exchange notes, you cannot rely on the staff interpretations and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Unless an exemption from registration is available, the resale transaction should be covered by an effective registration statement containing the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act.
     The registration and prospectus delivery requirements also continue to apply to holders that are:
•	our “affiliates” within the meaning of Rule 405 under the Securities Act,

•	broker-dealers who acquire exchange notes directly from us, or

•	broker-dealers who acquire exchange notes as a result of market-making or other trading activities.
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of exchange notes and cannot rely on the position of the staff of the SEC set forth in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters. Broker-dealers who receive exchange notes for their own account in exchange for original notes that they acquired through market-making activities or other trading activities are subject to the prospectus delivery requirement. These broker-dealers must acknowledge in the letter of transmittal that they will deliver a prospectus in connection with any resales of exchange notes. To date, the SEC staff has allowed these broker-dealers to use the prospectus contained in an exchange offer registration statement, such as this prospectus, to fulfill the prospectus delivery requirement with respect to such resales of exchange notes. This rule does not apply to resales of unsold allotments from the initial sale of the original notes.

     We have agreed to permit broker-dealers and any other person subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of exchange notes. For a period of one year after the exchange offer expires, we will make this prospectus, as amended or supplemented, available to any broker-dealer that so requests in its letter of transmittal. Except as expressly authorized by us, no person may use this prospectus in connection with any offer to resell, resale or other transfer of exchange notes.
     Broker-dealers may resell exchange notes directly to purchasers or through other broker-dealers, to whom they may pay commissions or concessions in connection with the resale. Any broker-dealer that resells exchange notes received for its own account or that participates in a distribution of exchange notes may be deemed an “underwriter” under the Securities Act. Any profit on exchange note resales, including any commissions or concessions received by such broker-dealers, may be deemed underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging the prospectus delivery requirement and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Broker-dealers who receive exchange notes for their own account in the exchange offer may sell them from time to time:
•	in the over-the-counter market,

•	in negotiated transactions,

•	by writing options on the exchange notes, or

•	by a combination of these methods.
The prices received by broker-dealers in resale transactions may be:
•	the market price prevailing at the time of resale,

•	prices related to the prevailing market price, or

•	negotiated prices.
     Persons participating in the exchange offer may engage in transactions that stabilize, maintain, or otherwise affect the price of the exchange notes. This may include short sales of the notes. In a short sale, a person agrees to sell more exchange notes than we issue to them in the exchange offer. The short seller “covers” its short position by buying additional notes in the open market. In addition, these persons may stabilize or maintain the price of the exchange notes by bidding for or purchasing exchange notes in the open market or by imposing penalty bids. In a penalty bid, the selling concessions allowed to dealers participating in the exchange offer may be reclaimed if exchange notes sold by them are repurchased in stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the exchange notes at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
     We have agreed generally to pay all expenses of the exchange offer, other than commissions and concessions of any brokers or dealers. We will indemnify holders of original notes, including broker-dealers, against certain liabilities, including liabilities under the Securities Act. Our agreements on these issues are part of the Registration Rights Agreement we signed in connection with our original issuance of the original notes.

LEGAL MATTERS
     The validity of the exchange notes has been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia.
EXPERTS
     BDO Seidman LLP, an independent registered public accounting firm, has audited the financial statements of Interface, Inc. included in our Current Report on Form 8-K filed July 27, 2009 and management’s assessment of the effectiveness of our internal controls over financial reporting as of December 28, 2008 included in our Annual Report on Form 10-K for the year ended December 28, 2008, as set forth in their reports, which are incorporated by reference in this prospectus, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Our common stock is quoted on the Nasdaq Global Select Market under the symbol IFSIA. You also may read and copy reports and other information we file at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.
     We also maintain an Internet website at http://www.interfaceglobal.com, which provides additional information about our company through which you can also access our SEC filings. The information set forth on our website is not part of this prospectus.
     Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects to all of the provisions of such contract or other document.
     You should rely only on the information provided in this document or incorporated into this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front cover of this document. You should not assume that the information in the documents incorporated by reference is accurate as of any date other than their respective dates.

Offer to Exchange
11 3/8 % Senior Secured Notes due 2013, Series A
for
11 3/8 % Senior Secured Notes due 2013, Series B

PROSPECTUS

Exchange Agent:
U.S. Bank National Association
West Side Flats Operations Center
Attention: Specialized Finance
60 Livingston Avenue
Mail Station—EP-MN-WS2N
St. Paul, Minnesota 55107-2292
Telephone: (800) 934-6802
Fax: (651) 495-8158
October 16, 2009

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.